


Journeys Kidz

June 2021


VANS
PEANUTS

LEGION PARTNERS

GCOForward


TOMMY

www.GCOForward.com

# Table of Contents

| | | |
|---|---|---|
| 1 | Executive Summary | 2 |
| 2 | Case for Change | 35 |
| 3 | Governance and Compensation Issues | 92 |
| 4 | Legion's Highly Qualified Nominees | 119 |
| 5 | Value Creation Ideas | 131 |
| 6 | Appendix | 170 |

*FY refers to fiscal year (FY 20 is the year ended February 1st, 2020)*

# Legion Partners

**$581 million[1]**

Assets under management

**40+ years**

Investment team's combined years of activist experience

**2012**

Co-founders Chris Kiper and Ted White

## Strategic Stock Selection

- High-quality businesses trading at a significant discount relative to their intrinsic value
- Small-cap companies which offer the greatest upside potential
- Concentrated, high-conviction portfolio based on rigorous investment criteria

## Drive Value Through Activism

- Align the interests of companies' boards and management with those of shareholders
- Have successfully placed more than 30 new board members at our portfolio companies – over 40% have been women and/or ethnically diverse[2]
- Enhance and accelerate value creation through a variety of activist strategies

## Aligning with Long-Term Goals

- Top 5 institutional investor in Genesco with 5.9% ownership[3]
- Legion executed a prior campaign to increase Genesco's shareholder value
- During Legion's first campaign, Genesco sold the underperforming Lids business for $100 million – repurchased shares which significantly boosted ROIC

Note: 1. As of May 31, 2021; 2. This includes board members placed due to Legion settlements through April 2021; 3. Represents 888,680 shares in aggregate

# Legion's Track Record of Success in Consumer and Retail Space

## Legion Partners has successful track records investing in the consumer and retail space and has helped generate significant shareholder value

| | |
|---|---|
| KOHL'S | Approximately $4.9 billion of value for stockholders has been generated since Legion's initial involvement in August 2020; stock price has increased 135% |
| BED BATH & BEYOND | Approximately $2.5 billion of value for stockholders has been generated since Legion's initial involvement in January 2019; stock price has increased 126% |
| MATTEL | Approximately $2.3 billion of value for stockholders has been generated since Legion's initial involvement in October 2017; stock price has increased 47% |
| the chefs WAREHOUSE | Approximately $0.6 billion of value for stockholders has been generated since Legion's initial involvement in October 2016; stock price has increased 184% |
| PERRY ELLIS | Approximately $210 million of value was generated for Perry Ellis stockholders from Legion's initial involvement with the Company in March 2014; stock price increased 97% until going private |

BOULDER BRANDS · PRIMO WATER · Edgewell PERSONAL CARE · PAPA JOHN'S · carter's · Nutrisystem

Source: Legion Partners, Capital IQ

# Legion's Nominees Have the Right Mix of Skills and Experience

## Marjorie L. Bowen

Corporate governance and qualified NYSE and NASDAQ financial expert with 20-year career in investment banking at Houlihan Lokey



HOULIHAN LOKEY
sequential brands group
GENESCO
CENTRIC BRANDS
TALBOTS

## Margenett Moore-Roberts

Recognized leader in inclusion and diversity with experience across data & technology, digital media, software development, and marketing services



IPG DXTRA
yahoo!
MUZE
telaria

## Dawn H. Robertson

Experienced C-level executive of major retailers with extensive turnaround experience at Old Navy, Myer, Sak's Avenue, OCM, May Dept Stores, and Macy's



splitit
macy's
GAP
OLD NAVY
Stein Mart
Saks Fifth Avenue
colesgroup
MYER MY STORE

## Hobart P. Sichel

Former Chief Marketing Officer at Burlington and a key member of the leadership team that turned the business around and IPO'd the company



Burlington
McKinsey & Company

# Business Overview

## Genesco is a retailer and wholesaler of footwear, apparel and accessories in a holding company structure

- Leading children's and teens' footwear retailer headquartered in Nashville, TN
- Owns brands well-recognized by consumers
- Key company statistics (pre-COVID)[1]
  - Revenue of $2,197mm
  - Adj. EBITDA of $146mm


GENESCO
JOHNSTON & MURPHY
Licensed Brands

| Sales by Category[1] | EBITDA by Category[1] | Physical vs Online Sales[1] |
| --- | --- | --- |


Licensed Brands – 3%
14%
JOHNSTON & MURPHY
17%
schuh
66%


Licensed Brands – (0%)
13%
JOHNSTON & MURPHY
9%
schuh
78%


Ecommerce
12%
Retail Stores
88%

**Genesco has been plagued by an extraordinarily long history of value erosion as a result of "Group Think" and a myopic Board's blind adherence to an ill-conceived and underperforming business strategy**

Source: SEC Filings, Legion Partners' Estimates
Note: 1. Results shown for FY 2020, the year ended February 1st, 2020 or the most recent fiscal year pre-COVID

**This campaign is about breaking up an insular, interconnected Board that has kept Genesco from achieving full value by maintaining a costly conglomerate structure lacking in synergies**

# Legion’s First Campaign to Unlock Value at Genesco

## Legion launched its first campaign at Genesco in late 2017

- Legion owned ~5% of GCO shares in the first campaign
- GCO agreed to increase the size of the Board by two directors and appointed two Legion candidates, Marjorie L. Bowen and Joshua E. Schechter, to the Board
- Legion pushed GCO to make organizational changes including selling underperforming businesses
  - GCO announced the sale of Lids, its struggling hat retailing business, for ~$100 million in cash in December 2018 and received another $29 million of tax benefit
  - The Company used the cash generated by the sale to implement share repurchases that represented ~25% of shares outstanding at that time
- Legion completed the first investment in early 2019 with the stock price up ~75% from $25+ to $45+

## Current campaign is focused on rebuilding a broken board, adding new nominees who have the experience and independence to evaluate all opportunities to unlock full value, including a full strategic review of non-core assets

- We don’t believe a real comprehensive strategic review has ever been conducted
- It is time for GCO to eliminate its value destroying conglomerate structure that is devoid of meaningful synergies

**First Campaign – Limited Progress**


GENESCO
schuh
JOHNSTON
&MURPHY
Lids
Licensed
Brands

**Current Campaign – Full Strategic Review**


GENESCO
schuh
JOHNSTON
&MURPHY
Licensed
Brands

Source: SEC Filings, Legion Partners’ Estimates

# Why Are We in This Proxy Contest?

| Poor Track Record & Conglomerate Structure | Board Is Broken & Needs Refreshment | Our Nominees Can Create Value |
|---|---|---|
| ▪ Chronic underperformance vs. peers and relevant indices over an array of near-term, mid-term and long-term horizons<br><br>▪ The underlying footwear businesses have weak synergies and low strategic value to one another<br><br>▪ Journeys, which is the largest segment, has been substantially under-managed for years<br><br>▪ Genesco's expense structure is bloated and while management promised to fix this during our first campaign, the bloated structure has not been addressed | ▪ Board has consistently been comprised of directors with professional or personal connections to other board members or management, creating a lack of independent and diverse perspectives<br><br>▪ When we learned the Board intended to unilaterally add 3 new directors, we were prepared to settle for a single board seat, which GCO proposed, if 20-year veteran Board member Matthew C. Diamond would agree to leave the Board by next year's annual meeting – **the Board chose to fight and spend $8.5mm to protect Mr. Diamond**<br><br>▪ The Board's recent refresh was reactive and flawed – two newly appointed directors seem to have close ties with management and the Board, and four long serving directors, with irrelevant skillsets, will remain in control of the Board unless our nominees are elected | ▪ Our nominees have spent months studying Genesco's underperformance<br><br>▪ They believe there are substantial opportunities to significantly improve Genesco<br><br>▪ The nominees have ideas to address ESG issues, simplify the corporate structure, improve operations, and monetize real estate<br><br>▪ We believe our nominees' value creation ideas can improve EPS to over $13 per share[1] and yield a stock price of over $100[2] in three years |

**Shareholder-driven Board change is needed to break-up a dysfunctional Board which seems more interested in preserving the status quo than driving long-term shareholder value**

Source: Capital IQ, SEC Filings, Legion Partners' Estimates
Note: 1. Please refer to slide 32 for details. 2. Assume 10x P/E multiple based on GCO's current valuation multiple

# The Current Board has Failed Shareholders

| Key Elements | Genesco Grade | Why the Genesco Board Falls Short |
|---|---|---|
| **Effective Strategy** | FAIL | ▪ TSR is poor over any meaningful measurement period<br>▪ Individual segments have been operated very poorly<br>▪ Operating margins have been in decline<br>▪ Capital spending has been excessive for years<br>▪ SG&A is bloated |
| **Alignment with Shareholders** | FAIL | ▪ The Board does not have meaningful skin in the game – current directors collectively own just 2.7% of Genesco's outstanding shares<br>▪ Since 2011, current directors have purchased less than $1 million in stock while collecting $10 million in director compensation<br>▪ The Board has approved ill-advised acquisitions that have not resulted in commensurate returns for shareholders, signed off on large capital expenditures and approved excessive operating expenses |
| **Executive Compensation Aligned with Performance** | FAIL | ▪ Top 5 executive compensation has increased by 43% from FY 2014 to FY 2020 while operating profit has declined by 49%<br>▪ Misalignment of "pay for performance" by embracing an overly complicated Economic Value Added Incentive Compensation Plan ("EVA Plan") which is not providing appropriate alignment or incentives<br>▪ In FY 2020, paid an acquisition bonus to Parag Desai for buying Togast |
| **Shareholder Engagement** | FAIL | ▪ **Board decided to spend $8.5mm of capital to protect a 20-year director from leaving next year!**<br>▪ The Board secretly recorded phone calls with shareholders<br>▪ Company has not held an analyst day in years<br>▪ Key segment financial / operational data is not provided<br>▪ Analyst coverage is very limited<br>▪ Historically, Genesco hasn't issued a detailed investor presentation |

**We believe the incumbent Board fails on numerous counts and is poorly aligned with shareholders**

Source: Robert J. Dennis, Former Chairman & CEO (Transcript 05/31/2019)

# Genesco Shares Have Materially Underperformed

## GCO stock has underperformed several pertinent peer groups and broader market indices, including the Company's self-selected indices, over multiple time periods through the Unaffected Date (04/09/2021)

| | GCO Relative Total Shareholder Returns vs. Peer Groups and Major Benchmarks | | | | | |
|---|---|---|---|---|---|---|
| GCO vs. | Pre-COVID to Present | Mimi's CEO Tenure | 1 Year | 3 Year | 5 Year | 10 Year |
| Peer Group [1] | (50%) | (40%) | (54%) | (117%) | (271%) | (214%) |
| ISS Peer Group [2] | (46%) | (37%) | (40%) | (51%) | (136%) | (61%) |
| S&P 1500 Footwear Index [3] | (33%) | (18%) | 89% | (90%) | (164%) | (478%) |
| S&P 500 | (29%) | (7%) | 101% | (57%) | (150%) | (260%) |
| Russell 2000 Index | (35%) | (17%) | 69% | (44%) | (147%) | (185%) |

**The Board has mischaracterized its TSR track record by highlighting cherry-picked short-term performance, which is largely a function of how poorly Genesco did in initial phases of the COVID pandemic instead of so-called "momentum"**

Source: Capital IQ (as of 04/09/2021), Pre-COVID date of 12/31/2019, Mimi's CEO appointment date of 01/31/2020
Notes: 1. Peers include BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX
2. ISS Peers include ANF, GES, SCVL, BKE, CROX, HIBB, SHOO, ZUMZ, ANF, CAL, DBI, URBN, CHS, EXPR, PLCE, WWW
3. S&P 1500 Footwear Index includes CROX, DECK, NKE, SKX, SHOO, WWW

# The Right Genesco Peer Sets and Indices

**Legion primarily utilizes a peer set that includes both footwear retailers and footwear brands for operational and valuation benchmarking, and uses ISS peers as well as GCO's self-selected indices for TSR comparison**

## Peers

1. BOOT
2. DBI
3. FL
4. SCVL
5. CAL
6. DKS
7. WWW
8. CROX
9. DECK
10. SHOO
11. SKX
12. HIBB

- Legion's selected peers include footwear retailers and footwear brands that are similar to Genesco in terms of business profile, customer profile, and size
  - Footwear retailers (1-6) that operate both retail shoe stores and e-commerce websites and curate product assortments from footwear brands
  - Footwear brands (7-12) that are engaged in the design, development, marketing, distribution and sale of footwear

## ISS Peers

1. ANF
2. GES
3. SCVL
4. BKE
5. CROX
6. SHOO
7. ANF
8. DBI
9. CHS
10. EXPR
11. PLCE
12. WWW
13. HIBB
14. ZUMZ
15. CAL
16. URBN

- ISS's selected peers are reasonably similar to Genesco in terms of industry profile, size, and market capitalization
  - A broader group compared to core peer group and includes retailers outside of footwear space
  - We predominantly rely on this peer set for TSR comparison

## Company Selected Indices

S&P 500 Index

S&P 1500 Footwear Index →

1. CROX
2. DECK
3. NKE
4. SKX
5. SHOO
6. WWW

- Genesco uses S&P 500 and S&P 1500 Footwear indices for TSR comparison as disclosed in their 2021 Annual Report
  - Legion also compares GCO's TSR to Russell 2000 Index due to similarity in market capitalization

**All peer sets and indices listed above are appropriate for comparison to GCO's operational, TSR, and valuation benchmarking**

Source: Company Annual Report, ISS Report, Capital IQ, SEC Filings, Legion Partners' Research

# Genesco's Own TSR Scorecard Appears to be an "F"

## The Company's TSR analysis from 2021 Annual Report

### Comparison of Cumulative Five Year Total Return


Genesco Inc.
S&P 500 Index
S&P 1500 Footwear Index
250
200
150
100
50
0
1/30/16
1/28/17
2/03/18
2/02/19
2/01/20
1/30/21

GCO

| Company / Index | Base Period 1/30/16 | INDEXED RETURNS Years Ending 1/28/17 | 2/03/18 | 2/02/19 | 2/01/20 | 1/30/21 |
|---|---|---|---|---|---|---|
| Genesco Inc. | 100 | 89.66 | 50.12 | 68.23 | 59.45 | 58.68 |
| S&P 500 Index | 100 | 120.87 | 148.47 | 148.38 | 180.37 | 211.48 |
| S&P 1500 Footwear Index | 100 | 88.69 | 116.22 | 139.86 | 167.95 | 231.11 |

**Genesco stock has severely underperformed the Company's own hand-selected indices**

Source: Company Annual Report

# GCO Valuation Lags Peers by a Substantial Margin

## Genesco continues to trade below peers


EV / CY 2021 EBITDA
Footwear Retailers Median: 6.8x
Footwear Brands Median: 13.6x
16.6x
10.0x
7.3x
6.3x
6.1x
4.9x
4.0x
15.8x
15.8x
15.1x
12.0x
10.8x
6.4x
BOOT
DBI
SCVL
HIBB
DKS
FL
GCO
SHOO
DECK
CROX
WWW
SKX
CAL

Source: SEC Filings, Capital IQ (as of 04/09/2021)

Note: EV excludes operating leases

# We Believe Numerous Issues Weigh on GCO's Valuation

## We believe the Board has failed for years to add directors with the right experience and skill sets relevant to the Company's business

- **Conglomerate Structure Destroying Value:** Genesco is a conglomerate of very different footwear businesses with few synergies and an expensive and poor performing corporate center
- **No Credible Strategy to Fix Valuation:** The Company didn't appear to have a strategic plan in place to improve operations and shareholder value until 2020, and the newly introduced "six pillars" show little signs of working, even though GCO tried to take digital growth credit from COVID and EPS growth credit from share count reduction pushed by investors
- **Questionable Capital Allocation:** The Board has historically approved acquisitions that have either generated poor returns or their performance cannot be assessed due to management's poor disclosure – many times both
- **Poor Strategic Oversight:** The Board has overseen a heavily delayed transition to digital, undisciplined CapEx spending, poor M&A decisions, and a bloated cost structure
- **Misaligned Executive Compensation:** Overly complicated executive compensation program that has paid increasing "performance" awards while operating results deteriorated
- **Confusing Investor Communications:** Management has not held an investor day in more than a decade, and has been reluctant and unclear when answering questions from sell-side or investors

**At its core, this is a failure in governance**

Source: SEC Filings, Press Releases, Legion Partners' Estimates

# Executive Compensation Paying for Underperformance

## Genesco's executive compensation appears to serve executives instead of shareholders – our nominees will seek to redesign executive compensation to better align with performance

### NEOs' Compensation vs. Operating Profit


$161
$170
$163
$167
$151
$142
$86
$82
$83
11%
10%
6%
6%
6%
6%
8%
14%
16%
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016
FY 2017
FY 2018
FY 2019
FY 2020
Operating Profit ($mm)
Top 5 Comp as % of Operating Profit

***Top 5 executive compensation has increased by 43% while operating profit declined by 49%***

**Top 5 Comp ($mm):**

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| $17.1 | $16.7 | $9.2 | $9.9 | $8.5 | $8.7 | $7.2 | $11.8 | $13.1 |

| Current Plan | A Better Plan |
|---|---|
| ▪ Base Salary | ▪ Base Salary |
| ▪ Annual Incentive Bonus<br>○ Overly complicated EVA structure | ▪ Annual Incentive Bonus<br>○ Sales + EBITDA margin + FCF goals (incl. inventory)<br>○ Individual goals including ESG and D&I targets |
| ▪ Stock Based Compensation<br>○ Restricted stock<br>○ Zero performance vesting | ▪ Long-Term Incentive Plan<br>○ Restricted stock<br>○ Performance vesting metric: 3-year ROIC metrics |

Source: SEC Filings, Legion Partners' Estimates

Note: FY 2018 Operating Profit excludes $182mm of goodwill impairments

# Genesco Has No Discernible ESG Program

## Genesco announced an ESG subcommittee only in June 2021, led by two lackluster incumbent directors, Marshall Jr. and Barsh, with no announced goals, targets or framework

○ Non-Existent ● Most Comprehensive

| | Genesco | Deckers | Wolverine | Dick's | Foot Locker | Steve Madden | Caleres | Crocs | Boot Barn | Skechers |
|---|---|---|---|---|---|---|---|---|---|---|
| ESG/Impact Report? | ✗ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✗ | ✗ | ✗ |
| ESG/Impact Website | Limited | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| First Published? | n/a | 2014 | 2017 | 2018 | 2019 | 2019 | 2020 | n/a | n/a | n/a |
| Environmental Goals | ○ | ● | ◕ | ◕ | ◕ | ◕ | ◕ | ◑ | ◕ | ◕ |
| Social Goals | ○ | ◑ | ◑ | ● | ● | ◕ | ◕ | ◑ | ◕ | ◑ |
| Governance Goals | ○ | ● | ◑ | ● | ● | ● | ● | ● | ● | ● |

Source: SEC Filings, Company Websites, Legion Partners' Research

# Ill-Conceived and Inefficient Footwear Conglomerate Structure

## Genesco is a conglomerate of two very different footwear businesses supporting an expensive and poor performing corporate center

GENESCO

**Sales: $2,197mm**
**EBITDA: $146mm**

**Corporate center that sees itself as a private equity firm, making acquisitions, allocating capital between and within the two businesses and poorly shared services**
**EBITDA: ($38mm)**

### Footwear Retailers

Journeys, Journeys Kidz, Little Burgundy, schuh

**Sales: $1,835mm** **EBITDA: $160mm**

### Footwear Brands

Johnston & Murphy

Licensed Brands (Levi's, Dockers, Bass)

**Sales: $301mm** **EBITDA: $24mm**

Source: SEC Filings, Legion Partners' Estimates

# GCO's Disparate Segments Have Almost Nothing in Common

## The underlying value chains of GCO's two businesses are completely unrelated

**Footwear Retailers** (Journeys, Journeys Kidz, Little Burgundy, schuh)

1. Buy footwear inventory at wholesale from third-party vendors
2. Distribute inventory to owned stores and internet fulfillment sites
3. Sell inventory to consumers through stores and websites

**Footwear Brands** (Johnston & Murphy, Licensed Brands)

1. Design footwear
2. Source with third-party manu-facturers outside US
3. Import finished goods to US
4. Distribute inventory to wholesale fulfillment channels → Sell inventory at wholesale to third-party retailers
5. Distribute inventory to owned stores and internet fulfillment sites → Sell inventory to consumers through stores and websites

Source: SEC Filings, Legion Partners' Research

# Conglomerates in Footwear are Rare and Destroy Value

## Most of the players in the US footwear industry do not straddle the two business models and the few that do, like GCO, underperform


Footwear Retailers
Footwear Brands
Foot Locker
$4.5
EVERY SEASON STARTS AT
DICK'S
SPORTING GOODS
$6.1
HIBBETT
$1.0
BOOT BARN
$2.0
SHOE CARNIVAL
$0.8
CALERES
★ 5 ★
$1.2
DSW
DESIGNER SHOE WAREHOUSE
$1.5
GENESCO
$0.5
deckers
OUTDOOR CORPORATION
$8.5
SKECHERS
$6.5
STEVE MADDEN
$2.9
crocs
$5.4
WOLVERINE
$3.6

*Values in bubbles represent enterprise value ($ in billions)*

| | | | |
|---|---|---|---|
| **EBITDA Margin %[1]** | 10.5% | 5.9% | 13.2% |
| **EV / EBITDA[1]** | 6.4x | 6.8x | 12.1x |
| **P / E[1]** | 15.4x | 13.2x | 22.2x |

Source: SEC Filings, Legion Partners' Estimates, Capital IQ (as of 04/09/2021)

Note: Values in bubbles represent enterprise value. 1. Represents peer median of CY 2021 consensus estimates

# Genesco Lacks Typical Synergies

## Of the three US footwear companies straddling the two business models, Genesco has the least synergies

| | Footwear Retailers | Synergies Between The Two Businesses | Footwear Brands |
|---|---|---|---|
| CALERES ★5★ | Famous Footwear | ▪ Owned brands sold in Famous Footwear stores account for ~8% of sales | Sam Edelman<br>VIONIC |
| DESIGNER BRANDS | DSW DESIGNER SHOE WAREHOUSE | ▪ Owned brands sold in DSW stores account for ~6% of sales<br>▪ Vince Camuto runs private label program for DSW | VINCE CAMUTO |
| GENESCO | Journeys<br>schuh | ▪ Johnston & Murphy not sold at Journeys or Schuh | JOHNSTON & MURPHY |

Source: SEC Filings, Legion Partners' Research

# Segments Lack Meaningful Demographic Overlap

**There are no synergies between Genesco's two businesses because they target very different customer demographics**


Age of Shoe Wearer
0-12
13-24
25-34
35-54
55+
Retailer of Third-Party Footwear Brands
Journeys Kidz
Journeys
schuh
Portfolio of Footwear Brands
JOHNSTON &MURPHY
DOCKERS
Bass
Levi's

Source: SEC Filings, Legion Partners' Research

# GCO Structure Explained By Former CEO and Chairman

**Robert J. Dennis promoted and closely mentored fellow McKinsey alumni Mimi E. Vaughn to ultimately lead Genesco – the structure they have implemented is more akin to a private equity firm than a footwear operating company – the Company continues to highlight this portfolio operating structure in its May 2021 Company Overview**



*"We are structured so that we…we're not a holding company, but directionally we are like that."*

*"I have four operating heads who run businesses."*

*"I went around to each of the business managers, and I listened a lot to what they thought their opportunities were and asked them specifically how they could be most successful operating, and they all told me a certain degree of independence."*

*"We are structured very much by saying to the operating heads – You are in charge of your businesses!"*

*"I get involved in pretty much zero operating decisions."*

***Robert J. Dennis, Former Chairman, President & CEO***

***Genesco Company Overview, May 2021***


Genesco
Meaningful Synergies Across our Footwear Focused Portfolio

**Genesco is a holding company with little operational role beyond simply allocating capital and its track record on that is poor**

Source: SEC Filings. Inside the C-Suite: Robert J. Dennis, former Chairman and CEO of Genesco 04/12/2012 – YouTube (https://www.youtube.com/watch?v=tdUWASAKpUs)

# GCO Justifies Its Conglomerate Structure with Illusory Synergies

| Synergy Cited By Management | | Management Quotes | Reality |
|---|---|---|---|
| Product / Vendor Synergies | FALSE | *"Since Journeys and Schuh enjoy significant overlap in their vendor base, their combined scale allows for stronger brand relationships"* | ▪ Despite claiming substantial vendor synergies, Schuh has been unable to get adequate inventory on top-selling items on many occasions |
| Strategic Initiatives | FALSE | *"Journeys and Schuh have also benefited from exchanging ideas and sharing strategic initiatives"* | ▪ Retailing ideas can be picked up without owning the source of the ideas - it may actually broaden perspectives to look beyond what Genesco's owned subsidiaries are doing |
| Wholesale Relationships – Between Trask & J&M | FALSE | *"Our developing Trask brand is sold at Nordstrom and Dillard's today, helped by access through strong J&M wholesale buyer relationships"* | ▪ Recent Trask closure eliminates this purported synergy and calls management's plan to build branded portfolio into question |
| Sourcing Platform | FALSE | *"One of the top sellers in J&M's factory stores today is a huge source by Licensed Brands, which has greater capability to hit more moderate price points"* | ▪ We would recommend evaluating strategic opportunities for J&M and Licensed Brands together to preserve such synergies, if any |
| Operational Best Practices | FALSE | *"We saw the effectiveness of using traffic counting data in Schuh, which helped inform the ROI potential for investing in these capabilities elsewhere"* | ▪ After owning these businesses, enough time has passed to capture operational best practices – external thought partners can be brought in to help in future as needed |
| North American Shared Services | FALSE | *"We have a shared services platform across our North American operations that encompasses logistics, HR, IT, legal, financial services…"* | ▪ This is not a valid reason to justify a business combination - this would argue that McDonald's and Exxon could merge and find synergies too |
| Technology | FALSE | *"This is an important area of synergy…particularly in an omnichannel world where ongoing investment is necessary to be competitive and small businesses can't afford what is required"* | ▪ We believe the businesses have enough scale to support required technology – there are many smaller companies profitably operating with similar technology needs |

Source: SEC Filings. Robert J. Dennis, Former Chairman & CEO (Transcript 05/31/2019)
Note: GCO continues to highlight similar synergies in its May 2021 Company Overview

# GCO's Six Strategic Pillars Lack Tangible Goals

## GCO's Six Strategic Pillars

### 1 Accelerate Digital to Grow Direct-to-Consumer

**GCO:**
*"We reported ~$450 million in digital revenue in FY2021, representing an increase of 124% since FY2018."*

**REALITY:**
Mixing pre-COVID and COVID periods distorts calculations –

**BOTTOM LINE:**
**Digital penetration rates at GCO are far behind peers**

### 2 Maximize the Relationship Between Physical and Digital

**GCO:**
*"We are continuing to build …. BOPIS, BOSS and HAL, all enabled by 'real time' inventory management."*

**REALITY:**
GCO promised Journeys' customer BOPIS as early as 2014 –

**BOTTOM LINE:**
**These capabilities are table stakes in modern retail and GCO is far behind**

### 3 Build Deeper Consumer Insights to Strengthen Customer Relationships and Brand Equity

**GCO:**
*"Better personalization, new loyalty programs, and investments in next generation CRM and data analytics are allowing us to deepen consumer engagement."*

**REALITY:**
GCO has no loyalty program, while peers launched loyalty programs as early as the early 2000s, and each has tens of millions of members –

**BOTTOM LINE:**
**GCO has not implemented many retail basics**

### 4 Intensify Product Innovation and Trend Insight Efforts

**GCO:**
*"Leveraging digital investment and consumer insights to tailor product and brand offerings and to create exclusive and distinctive products"*

**REALITY:**
Innovation at J&M is far behind peers like Cole Haan and Journeys routinely marks non-exclusive products as "Exclusives"

**BOTTOM LINE:**
**Innovation and exclusives need substantial work**

### 5 Reshape the Cost Base to Reinvest for Future Growth

**GCO:**
*"We already captured more than $40 million in annual cost savings pre-pandemic and are targeting $25-30 million additional annual savings."*

**REALITY:**
After the "$40 million savings", GCO still had the second highest SG&A ratio pre-COVID among peers –

**BOTTOM LINE:**
**Real work needed to reduce costs – does not appear to be a priority**

### 6 Pursue Synergistic Acquisitions to Enhance Growth

**GCO:**
*"We plan to opportunistically pursue … acquisitions to expand our branded business, …. and capture branded margin and valuation premium"*

**REALITY:**
GCO has poor history of M&A – Schuh, Lids, Togast, and recent failure of Trask –

**BOTTOM LINE:**
**Returning capital to shareholders should be a top priority vs. doing the next deal**

**Board oversight appears weak and approves a strategy lacking any meaningful metrics, targets or KPIs**

Source: SEC Filings, Legion Partners' Research

# To Fix the Company, We Must Fix the Board

## We are seeking to replace FOUR incumbent directors, the majority of whom have led the Board over long periods of underperformance and appear to lack experience that a modern footwear retailer would require



### Matthew C. Diamond (52)

***Relative TSR: (3,446%)***

*Lead Independent Director & Chair of Nominating and Governance Committee*

**Director since 2001 (20 Years)**

- Career in digital media and marketing – has been unable to translate his background to help Genesco's failing digital initiatives
- Piles of lawsuits alleged – failure to pay, breach of fiduciary duties, fraud claims and copyright infringement
- 20-year tenure affects Diamond's independence, and he is not the logical choice for Lead Independent Director or to lead the Board's recent unilateral refresh



### Thurgood Marshall, Jr. (64)

***Relative TSR: (258%)***

*Member of Compensation Committee*

**Director since 2012 (9 Yrs.)**

- Career lawyer and lobbyist at Morgan, Lewis & Bockius LLP, a firm Genesco paid for services for many years, with no other retail or consumer experience
- Serves on the board of CoreCivic Inc., an operator of private prisons, with former Genesco Chairman and CEO Robert J. Dennis
- ISS has recommended CoreCivic shareholders withhold votes for Mr. Marshall, Jr., citing **material governance failures** for four straight years, from 2017 to 2020



### Joanna Barsh (68)

***Relative TSR: (176%)***

*Chair of Compensation Committee*

**Director since 2013 (8 Yrs.)**

- Career consultant at McKinsey, the same firm where both GCO's current and previous Chairman/CEO, and another GCO executive previously worked
- During her first year as the Chair of the Compensation Committee, Ms. Barsh approved $13.1mm in payouts to Genesco's top five executives in 2020, the highest amount since 2014, when operating profit was around half of the 2014 level



### Kevin P. McDermott (67)

***Relative TSR: (279%)***

*Chair of Audit Committee*

**Director since 2016 (5 Yrs.)**

- Career accountant at KPMG LLP Nashville, the same office where GCO's previous long-tenured Chair of Audit Committee, William F. Blaufuss, Jr., also worked, with no other retail or consumer experience
- Served as the Chief Audit Executive for Pinnacle Financial Partners, where long-tenured GCO director Marty Dickens serves as a director
- ISS and Glass Lewis recommended withhold for Mr. McDermott at Daktronics in 2019 for adopting a poison pill without shareholder approval

Source: Capital IQ, SEC Filings, Legion Partners' Research
Note: Relative TSR represents GCO's Relative TSR over each incumbent director's tenure vs. Peer Group. Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX. TSR data assumes that Diamond and Marshall, Jr. were appointed on January 1st in their year of appointment due to lack of detailed information

# Recent Refresh Is Too Little Too Late

### Matthew C. Diamond



**Tenure: 20 years**
***Relative TSR: (3,446%)***
**Chair of the Nominating and Governance Committee**
Former CEO, Defy Media LLC

### Thurgood Marshall, Jr.


NO RETAIL
EXPERIENCE

**Tenure: 9 years**
***Relative TSR: (258%)***
Retired Partner, Morgan, Lewis & Bockius LLP

### Joanna Barsh


NO RETAIL OPS
EXPERIENCE

**Tenure: 7 years**
***Relative TSR: (176%)***
**Chair of the Compensation Committee**
Director Emeritus, McKinsey

### Kevin P. McDermott


NO RETAIL
EXPERIENCE

**Tenure: 5 years**
***Relative TSR: (279%)***
**Chair of the Audit Committee**
Former Partner, KPMG LLP

### John F. Lambros


NO RETAIL
EXPERIENCE

**Tenure: Less than 1 year**
***Relative TSR: 82%***
Head of GCA's digital media banking practice

**To Retire at 2021 AGM**

### Kathleen Mason



**Tenure: 25 years**
***Relative TSR: (2,980%)***
Former President and CEO, Tuesday Morning

### Marty G. Dickens


NO RETAIL
EXPERIENCE

**Tenure: 18 years**
***Relative TSR: (4,170%)***
Retired President, AT&T-Tennessee

**Newly Appointed**

### Angel R. Martinez



Former Chairman and CEO, Deckers Brands

### Mary E. Meixelsperger



CFO, Valvoline
Former CFO, DSW

### Gregory A. Sandfort



Former CEO, Tractor Supply Company

Source: Capital IQ, SEC Filings, Legion Partners' Research
Note: CEO/Chairman Mimi E. Vaughn not shown for this slide's purpose. Relative TSR represents GCO's Relative TSR over each incumbent director's tenure vs. Peer Group. Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX. TSR data assumes that Mason, Diamond, Dickens and Marshall, Jr. were appointed on Jan 1st in their year of appointment due to lack of detailed information

# Incumbents and Insiders Maintain Concerning Interlocks


1
Matthew C. Diamond
Director
2
Thurgood Marshall, Jr.
Director
3
Joanna Barsh
Director
4
Kevin P. McDermott
Director
5
John F. Lambros
Director
0
Robert J. Dennis
Ex. CEO/Chairman
A
Mimi E. Vaughn
CEO/Chairman
Historic Related Party Transactions
NASHVILLE AREA
B
Thomas A. George
Interim CFO
C
Brently G. Baxter
CAO
D
Parag D. Desai
SVP
To Retire at 2021 AGM
Newly Appointed
6
Kathleen Mason
Director
7
Marty G. Dickens
Director
8
Angel R. Martinez
Director
9
Mary E. Meixelsperger
Director
10
Gregory A. Sandfort
Director

McKinsey & Company: 0 3 A D
Morgan Lewis: G 2
AT&T: G 7
KPMG: 4 C
Pinnacle Financial Partners: 4 7
Deckers Brands: 8 B
CoreCivic: 0 2
Harvard Business School: 0 1 5 A
Harpeth Capital Investment Bankers: 0 7
Nashville Area: 0 4 7 10 A C D

***The List of Relationships Goes on…***

SunTrust · Dollar General · Cracker Barrel Old Country Store · Vanderbilt University Owen Graduate School of Management …

Source: SEC Filings, Legion Partners' Research

# Why is Genesco Spending $8.5 Million to Protect Matthew Diamond?

## The Genesco Board is spending $8.5 million or 1.2% of its market cap to preserve the status quo, the highest percentage among all proxy costs for 57 small-cap companies from 2015 to present

Top 10 proxy fight cost % of mkt cap 2015 – Present

| Company | Market Cap ($mm)[1] | Proxy Fight Cost ($mm)[2] | % of Market Cap |
|---|---|---|---|
| **Genesco** | **$728** | **$8.5** | **1.2%** |
| Citi Trends | $255 | $2.6 | 1.0% |
| Leaf Group | $208 | $1.6 | 0.8% |
| KVH | $260 | $2.0 | 0.8% |
| MiMedx | $340 | $2.5 | 0.7% |
| SuperValu | $573 | $4.0 | 0.7% |
| Adverum | $1,033 | $6.9 | 0.7% |
| Mack-Cali Realty Corporation | $1,626 | $10.0 | 0.6% |
| Quantum | $257 | $1.3 | 0.5% |
| amag Pharmaceuticals | $381 | $1.9 | 0.5% |
| … | … | … | … |
| **2015-2021 Small-Cap Proxy Fights Median** | **$633** | **$1.4** | **0.2%** |

**The Genesco Board is spending an outrageous amount of shareholder money to protect the status quo, including a 20-year tenured Lead Director who has a relative TSR[3] of *negative 3,446%***

Source: Capital IQ, SEC Filings, Legion Partners' Research on 57 companies with market caps between $200 million and $2 billion.
Note: 1. As of unaffected date (trading date before campaign announcement date). 2. Company anticipated proxy cost disclosed in proxy. 3. Represents GCO's Relative TSR over Diamond's tenure vs. Peer Group. Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX. TSR data assumes that Diamond was appointed on Jan 1st in his year of appointment due to lack of detailed information

# Genesco Stakeholders Deserve New Board Leadership

## We believe Genesco's management, employees, customers and stockholders all deserve new Board leadership that is highly experienced in leading and overseeing retailers

- **C-Level Retail Operations / Merchandising Experience:** to evaluate Genesco's operational performance and implement detailed value creation ideas to sell underperforming businesses as well as to improve the core business
- **Digital / Technology / Marketing Experience:** to help successfully complete the transition to an omnichannel retailer that has a meaningful digital presence
- **Cost Cutting / Operational Efficiencies Experience:** to help substantially reduce corporate expenses and improve operational efficiencies
- **Capital Markets Experience:** to advise on retail market valuations, capital allocation including divestitures, and to effectively communicate a retailer story to investors
- **Governance and Investment Experience:** to implement a formal ESG framework and reporting structure, transform executive compensation programs to align with long-term value creation, in addition to overseeing a comprehensive strategic review process

**Is it too much to ask that the Company add independent directors not connected through personal or professional connections?**

Source: Legion Partners' Research

# Legion's Nominees Bring the Right Skills and Experience to Genesco

## GCO's incumbent directors are far outmatched by Legion's Nominees whose backgrounds and experiences are directly relevant to the Company's future and integral to its success

**Genesco's Incumbent Directors:**

| Name | Age | Merchan-dising | Retail Operations | Marketing / Customer Experience | ESG | Tech / Digital | Turnaround Experience | Capital Markets | Other Public Boards | Tenure / *Relative TSR (1)* |
|---|---|---|---|---|---|---|---|---|---|---|
| **Joanna Barsh,** *Chair of Compensation Committee* | 68 | | | | ✓ | | | | | 8 Years *(176%)* |
| **Matthew C. Diamond,** *Lead Director and Chair of Nom. / Gov. Committee* | 52 | | | ✓ | | ✓ | | | | 20 Years *(3,446%)* |
| **Thurgood Marshall, Jr.** *Member of Compensation Committee* | 64 | | | | ✓ | | | | CXW | 9 Years *(258%)* |
| **Kevin P. McDermott,** *Chair of Audit Committee* | 67 | | | | | | | ✓ | DAKT | 5 Years *(279%)* |

**Legion's Nominees:**

| Name | Age | Merchan-dising | Retail Operations | Marketing / Customer Experience | ESG | Tech / Digital | Turnaround Experience | Capital Markets | Public Boards Served |
|---|---|---|---|---|---|---|---|---|---|
| **Marjorie L. Bowen** | 56 | | | | ✓ | | ✓ | ✓ | SQBG, NAVI, GCO, SHOR, HNSN, DUNR, CTRC, GLAH, TLB, TXI |
| **Margenett Moore-Roberts** | 50 | | | ✓ | ✓ | ✓ | | | |
| **Dawn H. Robertson** | 65 | ✓ | ✓ | ✓ | | | ✓ | | ASX: SPT |
| **Hobart P. Sichel** | 56 | | ✓ | ✓ | | ✓ | ✓ | ✓ | |

Source: Company SEC Filings, Capital IQ as of 04/09/2021
Note: (1) Represents GCO's Relative TSR over each incumbent director's tenure vs. Peer Group. Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX. TSR data assumes that Matthew C. Diamond and Thurgood Marshall, Jr. were appointed on January 1st in their year of appointment due to lack of detailed information

# The Value Creation Opportunity

## Eliminating the inefficient conglomerate structure, coupled with monetizing non-core assets, share buybacks and operational improvement could lead to significant value creation


The Value Creation Opportunity: EPS Improvement
$4.58
$5.05
$0.30
$1.19
$0.94
$1.61
$2.15
$1.77
$13.03
Status Quo (FY 2020)
Status Quo (Adjusted)
Sale-Leaseback
Buyback w/ Excess Cash
Non-Core Asset Sale
Corporate Cost Reduction
Journeys' Margin Expansion
Journeys' Sales Growth
EPS Target

| | Status Quo | | Non-Core Asset Sale & Buyback | | | Operational Improvement | | | Future |
|---|---|---|---|---|---|---|---|---|---|
| **Net Income:** | $72m | | $69m | $69m | $56m | $63m | $78m | $91m | $91m |
| **Share #:** | 15.7m | 14.2m | 12.9m | 10.5m | 7.0m | 7.0m | 7.0m | 7.0m | 7.0m |
| | | | Buyback at $65 | Buyback at $70 | Buyback at $75-90 | | | | |

Source: Legion Partners' Estimates. Note: Status quo EPS of $4.58 reflects FY 2020 adjusted EPS as reported by the Company. Status quo (adjusted) EPS reflects FY 2020 Adj. Net Income divided by shares outstanding as of fiscal year end 2021. Sale-leaseback assumes $87mm of share buyback at share price of $65. Buyback with excess cash assumes $164mm of share buyback at share price of $70, allowing the Company to have $50mm of net cash on balance sheet. Non-core asset sale assumes $282mm of share buyback at share price of $75 to $90 (please refer to slide 136 for details). Corporate cost reduction assumes $15mm of annual cost reduction. Journeys' margin expansion assumes 100bps expansion vs. FY 2020 (pre-COVID) level. Journeys' sales growth assumes 5% annual growth for 3 years vs. FY 2020 level. All non-reported EPS calculations assume a tax rate of 25%.

# Sell-Side Recognizes the Need for Strategic Review

PIVOTAL
Pivotal Research Group

**"I don't think Genesco is getting lift for owning a brand, Johnston & Murphy…[Genesco] is trading at a retail multiple even though they own a brand. If you were to divest J&M once it rebounds, you could probably get more for that business than investors are giving it credit for now."**

*May 2021*

Source: Press Releases

# GCO Needs to #GoForward

## We urge fellow stockholders to vote the WHITE proxy card to elect strong and proven industry leaders to the Board

- **Legion's nominees will seek to:**
  - ✓ Restore profit and revive growth of Journeys through various tactical initiatives such as reducing corporate expenses, accelerating renegotiations of leases, and embracing digital marketing and social engagement
  - ✓ Refine investor communications & materials and boost sell-side coverage
  - ✓ Implement best practices in governance and redesign executive compensation to align with long-term value creation
  - ✓ Explore all opportunities to achieve fair value of GCO stock, including divestiture of non-core businesses, execution of sale leasebacks and improvement of capital allocation efficiency

**Without the spotlight of pressure and meaningful Board refreshment, we fear that GCO will continue to be undermanaged and TSR will continue to underperform**

# Table of Contents

| | | |
|---|---|---|
| 1 | Executive Summary | 2 |
| 2 | Case for Change | 35 |
| 3 | Governance and Compensation Issues | 92 |
| 4 | Legion's Highly Qualified Nominees | 119 |
| 5 | Value Creation Ideas | 131 |
| 6 | Appendix | 170 |

*FY refers to fiscal year (FY 20 is the year ended February 1st, 2020)*

# Case for Change

1 Genesco Has a Poor Financial Track Record

2 Genesco Has Been a Poor Allocator of Capital

3 Operational Issues

3a Schuh Mismanagement

3b J&M Opportunities Squandered

3c Journeys Undermanaged and Stagnant

# Case for Change

## 1 Genesco Has a Poor Financial Track Record

### Poor Long-Term TSR

5-Year TSR


243%
(28%)
GCO
Peers

### Poor Short-Term TSR

Pre-COVID to Present TSR


52%
2%
GCO
Peers

### Declining ROIC

ROIC


16.8%
10.7%
FY 2012
FY 2020

### Degrading Margins

Operating Margin


7.0%
3.8%
FY 2012
FY 2020

### Elevated SG&A

FY 2020 Adj. SG&A % of Revenue


37.7%
30.5%
GCO
Peers

### Worst-in-Class Valuation

EV / CY 2021E EBITDA


10.4x
4.0x
GCO
Peers

Source: Capital IQ (as of 04/09/2021), Pre-COVID date of 12/31/2019. SEC filings
Notes: Peers include BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX. ROIC defined as NOPAT (calculated based on operating profit) excluding one-time items so comparable across peers / (trailing four quarters of invested capital (debt and equity)). Financials based on the latest pre-COVID fiscal year filings. Valuation shows data for calendar year 2021 expected EBITDA multiple to maintain consistency across peers and show a more normalized period.

# Genesco Shares Have Materially Underperformed

## Genesco shares have underperformed retail peers and market indices over the last 10 years (share price adjusted for dividends)

- Significant destruction of shareholder value over the last ten years
- TSR for pre-COVID to Present, three, five and ten-year periods lag relevant peers and the market by a significant margin
- Management's misleading statement – *"Recent momentum exhibited by sequential improvement in every quarter since Q1 fiscal 2021 and one-year stock appreciation of over 150%"* – the appreciation was really due to how poorly Genesco performed during initial phases of the COVID


The cherry-picked short-term performance reflects how poorly Genesco did during initial phases of the COVID pandemic instead of so-called "momentum"
GCO
2%
52%
47%
34%
31%
37%
151%
205%
192%
62%
50%
82%
10%
127%
61%
100%
67%
54%
(28%)
243%
108%
136%
122%
119%
21%
236%
82%
499%
282%
206%
Pre-COVID to Present
1-Year TSR
3-Year TSR
5-Year TSR
10-Year TSR
Genesco Inc.
Peers1
ISS Peers2
S&P 1500 Footwear3
S&P 500
Russell 2000

Source: Capital IQ (as of 04/09/2021), Pre-COVID date of 12/31/2019

Notes: 1. Peers include BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX

2. ISS Peers include ANF, GES, SCVL, BKE, CROX, HIBB, SHOO, ZUMZ, ANF, CAL, DBI, URBN, CHS, EXPR, PLCE, WWW

3. S&P 1500 Footwear Index includes CROX, DECK, NKE, SKX, SHOO, WWW

# If You Invested $100 in Genesco at Year End FY 2012…

## …It would be worth $79 or down by 21%, while an investment in S&P 500 would be worth $379 and an investment in S&P 1500 Footwear index would be worth $492


Footwear has been a better investment than the S&P 500
$600
$500
$400
$300
$200
$100
$0
$100
$492
$379
$79
GCO
1/27/12
7/5/12
12/12/12
5/21/13
10/28/13
4/6/14
9/13/14
2/20/15
7/30/15
1/6/16
6/14/16
11/21/16
4/30/17
10/7/17
3/16/18
8/23/18
1/30/19
7/9/19
12/16/19
5/24/20
10/31/20
4/9/21
GCO Share Price
S&P 500
S&P 1500 Footwear

Source: Capital IQ (as of 04/09/2021)

# GCO Focus on Short-Term Outperformance is Misleading

**The attempt by Genesco to dismiss its chronic poor stock performance by focusing on the past one year is disingenuous – the highlighted short-term performance reflects how poorly it did during initial phases of the COVID pandemic instead of so-called "momentum"**


$160
$140
$120
$100
$80
$60
$40
$20
$0
$100
GCO Drop Deeper vs. Industry
GCO Dramatically Underperforming before Vaccine News
$152 +52%
$148 +48%
$134 +34%
$131 +31%
$102
+2%
GCO Continues to Underperform
GCO
Vaccine News
Pre-COVID Starting Point
COVID Low
Management's misleading statement of "Recent momentum exhibited by sequential improvement in every quarter since Q1 fiscal 2021 and one-year stock appreciation of over 150%"
12/31/19
4/2/20
7/4/20
10/5/20
1/6/21
4/9/21
GCO
Peers 1
ISS Peers 2
S&P 1500 Footwear 3
S&P 500

Source: Capital IQ (as of 04/09/2021)

Notes: 1. Peers include BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX

2. ISS Peers include ANF, GES, SCVL, BKE, CROX, HIBB, SHOO, ZUMZ, ANF, CAL, DBI, URBN, CHS, EXPR, PLCE, WWW

3. S&P 1500 Footwear Index includes CROX, DECK, NKE, SKX, SHOO, WWW

# Short-term Performance Not Impressive vs. Peers

## Genesco's "footwear-focused strategy and strategic growth plans" have led to a significantly muted rebound compared to Designer Brands (+218%) and Caleres (+ 290%)


$400
$350
$300
$250
$200
$150
$100
$50
$100
4/9/20
6/21/20
9/2/20
11/14/20
1/26/21
4/9/21
+290%
CALERES
+218%
DESIGNER BRANDS
+151%
GCO
GCO Share Price
DBI Share Price
CAL Share Price

Source: Capital IQ (as of 04/09/2021)

# Genesco's Own TSR Scorecard Appears to be an "F"

## The Company's TSR analysis from 2021 Annual Report

### Comparison of Cumulative Five Year Total Return


250
200
150
100
50
0
Genesco Inc.
S&P 500 Index
S&P 1500 Footwear Index
1/30/16
1/28/17
2/03/18
2/02/19
2/01/20
1/30/21
GCO

| | | INDEXED RETURNS Years Ending | | | | |
|---|---|---|---|---|---|---|
| Company / Index | Base Period 1/30/16 | 1/28/17 | 2/03/18 | 2/02/19 | 2/01/20 | 1/30/21 |
| Genesco Inc. | 100 | 89.66 | 50.12 | 68.23 | 59.45 | 58.68 |
| S&P 500 Index | 100 | 120.87 | 148.47 | 148.38 | 180.37 | 211.48 |
| S&P 1500 Footwear Index | 100 | 88.69 | 116.22 | 139.86 | 167.95 | 231.11 |

**Genesco stock has severely underperformed the Company's own hand-selected indices**

Source: Company Annual Report

# Share Price Erosion Impacted by Declining Returns


Annual ROIC1 and Share Peformance
32.0%
29.0%
26.0%
23.0%
20.0%
17.0%
14.0%
11.0%
8.0%
5.0%
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
9-year high:
$89.25
Legion 1st Campaign
Estimated
WACC2 = 10%
9-year low:
$21.15
16.9%
15.9%
13.9%
13.1%
11.2%
10.7%
6.6%
7.5%
10.7%
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016
FY 2017
FY 2018
FY 2019
FY 2020

**ROIC has declined since 2012, reaching the level at which it no longer covers the Company's cost of capital; Legion believes the recent recovery was partially due to its first campaign**

Source: SEC Filing , Capital IQ, Legion Partners' Estimates

Note: 1. ROIC defined as NOPAT (calculated based on operating profit) including one-time items / (trailing four quarters of invested capital (debt and equity)). Assumes 25% tax rate for the period shown. 2. WACC calculated using CAPM. Assumptions: cost of debt = 3.5%, risk free rate = 0.5%, market risk premium = 5.0%, size premium 3%, 5Y adjusted beta = 2.24.

# ROIC Below Median

## ROIC is at low end of range


ROIC
Footwear Retailers ROIC Median: 12.8%
Footwear Brands ROIC Median: 22.1%
31.6%
15.7%
13.4%
12.1%
10.5%
10.3%
12.4%
42.8%
42.2%
22.9%
21.3%
12.4%
8.2%
FL
SCVL
DKS
BOOT
DBI
HIBB
GCO
DECK
CROX
SKX
SHOO
WWW
CAL

Source: SEC Filings, Legion Partners' Estimates

Note: 1. ROIC defined as NOPAT (calculated based on operating profit) excluding one-time items so comparable across peers / (trailing four quarters of invested capital (debt and equity)). Financials based on the latest pre-COVID fiscal year filings.

# Margin Degradation has been the Primary Drag on ROIC

## Genesco Operating Margin (FY 2012 - FY 2020)


7.0%
6.5%
6.2%
5.8%
5.0%
4.9%
3.0%
3.7%
3.8%
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016
FY 2017
FY 2018
FY 2019
FY 2020

## Journeys Operating Margin


8.7%
9.9%
9.0%
9.7%
10.1%
6.8%
5.6%
7.1%
7.9%
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016
FY 2017
FY 2018
FY 2019
FY 2020

## Schuh Operating Margin


5.5%
3.0%
0.8%
2.5%
4.7%
5.5%
5.0%
1.0%
1.2%
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016
FY 2017
FY 2018
FY 2019
FY 2020

## Johnston & Murphy Operating Margin


6.8%
7.1%
7.2%
5.7%
6.4%
6.7%
6.4%
6.5%
5.9%
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016
FY 2017
FY 2018
FY 2019
FY 2020

**Contracting margins in every segment caused a precipitous decline in profitability – we see no tangible plan for improvement**

Source: SEC Filings, Legion Partners' Estimates

Note: FY 2018 Operating Profit excludes $182mm of goodwill impairments. Operating profits for individual segments does not include corporate expense allocation

# SG&A % of Revenue Appears High Compared to Peers

## Benchmarking vs. peers shows SG&A as a % of revenue above every footwear retailer


Adjusted SG&A as % of Total Revenue
Footwear Retailers Median: 31.8%
Footwear Brands Median: 30.0%
33.9%
33.4%
33.0%
30.6%
29.5%
28.7%
37.7%
38.1%
34.1%
30.3%
29.6%
25.0%
23.8%
HIBB
FL
DKS
SCVL
DBI
BOOT
GCO
CROX
DECK
SKX
CAL
WWW
SHOO

**Genesco has struggled for years to get SG&A under control, especially related to rent and corporate costs**

Source: SEC Filings, Legion Partners' Estimates

Note: Financials based on the latest pre-COVID fiscal year filings.

# Occupancy Costs Are The Highest Among Peers

## The highest occupancy costs % of total revenue among peers


Adjusted Occupancy Costs as % of Total Revenue
Footwear Retailers Median: 7.6%
Footwear Brands Median: 5.0%
12.8%
8.1%
7.9%
7.4%
7.0%
5.4%
15.2%
8.0%
6.6%
5.9%
4.1%
3.4%
1.9%
FL
DKS
DBI
SCVL
HIBB
BOOT
GCO
CAL
CROX
SKX
DECK
SHOO
WWW

**While management has been talking about getting focused on expenses, this has translated into little noticeable impact**

**What is management saying:** *"But we have been paying a lot of attention to our fixed rent expense structure for really the last 3 years. We have had quite a lot of success here on, not only getting rent reductions, but on shortening lease life."*

*– Mimi E. Vaughn, President & CEO, 03/12/2020*

Source: SEC Filings, Legion Partners' Estimates

Note: Financials based on the latest pre-COVID fiscal year filings.

# EBITDA Margins Have Declined in the Past Decade

## Profitability has declined despite generally positive same-store growth, indicating sub-optimal gross margin management and weak cost controls


Adj. EBITDA (FY 2012 - FY 2020)
9.5%
9.6%
8.8%
8.5%
7.9%
7.6%
6.0%
7.4%
6.7%
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016
FY 2017
FY 2018
FY 2019
FY 2020

Source: SEC Filings, Legion Partners' Estimates

Note: FY 2018 EBITDA excludes $182mm of goodwill impairments

# EBITDA Margins Are Among the Lowest in the Industry

## EBITDA margins lag peers


Adjusted EBITDA as % of Total Revenue
Footwear Retailers Median: 7.1%
Footwear Brands Median: 12.2%
11.2%
11.2%
7.4%
6.9%
6.1%
5.5%
6.7%
17.7%
12.6%
12.4%
12.0%
11.3%
6.6%
BOOT
FL
DKS
SCVL
DBI
HIBB
GCO
DECK
WWW
CROX
SKX
SHOO
CAL

Source: SEC Filings, Legion Partners' Estimates

Note: Financials based on the latest pre-COVID fiscal year filings

# The Result Is a Highly Unattractive Valuation Multiple

## GCO's valuation is one of the worst among its peers which we believe is due to GCO's conglomerate structure, a lack of confidence in management and poor governance


EV / CY 2021 EBITDA
Footwear Retailers Median: 6.8x
Footwear Brands Median: 13.6x
16.6x
10.0x
7.3x
6.3x
6.1x
4.9x
4.0x
15.8x
15.8x
15.1x
12.0x
10.8x
6.4x
BOOT
DBI
SCVL
HIBB
DKS
FL
GCO
SHOO
DECK
CROX
WWW
SKX
CAL

Source: SEC Filings, Capital IQ (as of 04/09/2021)

Note: EV excludes operating leases

# Case for Change

## 2 Genesco Has Been A Poor Allocator of Capital

# Board Approved Value-Destructive Capital Allocation

**The Board has historically provided little or poor disclosures regarding M&A performance, implying a lack of accountability**

- The Company has a history of not disclosing (e.g. Togast) or not taking account of (e.g. Lids / Schuh) a target's poor performance post-acquisition
- While claiming to have various sources of synergies from acquisitions, the Board has never detailed synergy targets or provided updates on post-merger integration processes

Capital Allocation (FY 2012 - 2020)


Share
Repurchase
38%
CapEx
47%
M&A
15%



**What is management saying:** *"Yes, we have a really good track record of not sitting on cash. We realize that that's not the way to create shareholder value. In the past,* ***we have benefited significantly from acquisitions that we've done, Lids was an acquisition, Schuh was an acquisition.****"*

*– Mimi E. Vaughn, President & CEO and Former CFO, 06/06/2017*

**Without substantive change to the Board, we fear stockholders will continue to witness questionable and value destructive capital allocation decisions**

Source: SEC Filings, Legion Partners' Estimates

# Acquisitions Have Not Helped Improve ROIC

| Lids | schuh | Togast LLC |
| --- | --- | --- |
| **Sold at 64% discount to acquisition cost after 15 years of ownership** | **Estimated value at 80% discount to acquisition cost with negative IRR** | **No meaningful cash generation or value creation since acquisition** |


$283
Acquisition Cost

***Acquisition: 2004***
***Sold: 2019***
***IRR: 7.1%***


$196
Acquisition Cost

***Acquisition: 2011***
***IRR: (1.2%)***


$68
$34
$34
Potential Incentive Acquisition Cost
Acquisition Cost

***Acquisition: 2020***
***IRR: ?***

**Is there really a reason to be positive based on the performance?** *"As I said earlier, there are reasons to be positive about each of our businesses in both the near and long term and the opportunity for multi-year margin expansion."*

*– Robert J. Dennis, Former President & CEO, 03/10/2017*

Source: SEC Filing , Capital IQ, Legion Partners' Estimates. Note: IRR calculated for holding period for each asset. Cash flows include acquisition costs, CapEx, cash flow generated (NOPAT based on effective tax rate of each year + D&A) and selling price / current valuation including real estate value and tax benefits. Lids IRR is calculated based on its acquisition and divestiture valuation, as well as operational metrics disclosed by the Company. Schuh IRR calculation is based on the acquisition price of £100 million, plus £5 million paid in 2014 as holdback and deferred purchase price payments totaling £25 million, and acquisition cost totaled $196 million. Please refer to slide 136 for the estimated Schuh's current valuation.

# The Board Has Indulged in Undisciplined CapEx Spending

**The Board has historically allowed CapEx that outpaced depreciation and amortization by large margins, and while CapEx accumulated to $732 million over fiscal year 2012-2020, GCO's operating income almost halved from $161 million to $83 million**


CapEx vs. D&A ($m)
$128
$98
$103
$101
$94
$72
$49
$54
$64
$67
$45
$49
$50
$52
$77
$57
$50
$30
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016
FY 2017
FY 2018
FY 2019
FY 2020
D&A
CapEx


FY 2021 CapEx Budget of $60-65m
New Headquarters Build-out $15
Other CapEx $48

**As an example of how the Board has indulged in undisciplined CapEx spending, it approved a $60-65 million budget for FY 2021 pre-COVID that included $15 million for the build-out of new headquarters**

Source: SEC Filings, Legion Partners' Estimates

Note: FY 2019 numbers include CapEx and D&A from Lids

# Case for Change

3a

## Schuh Mismanagement

# Schuh – A Case of Serious Mismanagement

**Genesco announced the Schuh acquisition in June 2011 – after nearly a decade, the business is performing terribly**

| | At Acquisition | FY 2020 |
|---|---|---|
| **# of Stores** | 75[1] | 127 |
| **Sales ($mm)** | $271mm | $374mm |
| **Operating Profit ($mm)** | $25mm | $5mm |
| **Operating Margin %** | 9.1% | 1.2% |

schuh

*"Schuh provides us with an immediate and established retail presence in the United Kingdom, a highly experienced international management team, and improved insight into global fashion trends. The concept is similar to Journeys in customer demographics, product offering and operating philosophy, so it is a business we know and understand."*

*– Robert J. Dennis, 06/23/2011*

**Genesco's inexperienced team ventured into Europe and in the process destroyed a ton of value**

Source: SEC Filings, Press Releases, Legion Partners' Estimates

Note: 1. Includes 59 stores and 16 concessional locations

# Schuh – What Went Wrong? Poor Board Oversight

| Key Area | Issues |
|---|---|
| **Approved the Decision to Expand to Europe** | ▪ Management dreamed of Genesco expanding abroad without properly recognizing that European market was very competitive and that the acquired venture was more of a small-town shoe store than a viable growth engine |
| **Approved the Decision to Expand Store Base in Southern UK And into Germany** | ▪ Management entered into prohibitively expensive leases in the UK (in and around London area) as well as an ill-fated expansion into Germany |
| **Casted no Doubt on M&A Reason of Visibility into Footwear Trends** | ▪ Management claimed buying Schuh would offer fashion perspectives. This is one of the most misguided reasons for doing an acquisition we have ever heard. If you need to monitor European fashion trends – fly to Europe and walk around – it would be cheaper |
| **Casted No Doubt on Vendor Synergies** | ▪ Vendor synergies were noted as a key reason for the Schuh acquisition, but instead product availability for Schuh has been a major issue |

RetailWeek

*"Schuh fell to a loss for the financial year, with the retailer blaming a 'second consecutive year of extremely challenging conditions' in the sector"*

*October 2019*

Source: SEC Filings, Press Releases, Legion Partners' Estimates

Note: 1. Includes 59 stores and 16 concessional locations

# Schuh's Expansion Failure


◆ Locations before GCO acquisition
★ Expansions under GCO leadership
Scotland
Northern England
Ireland
Southern England
Germany

## Despite being aware of the challenging UK retail environment especially on High Street as early as 2014, management continued to open stores in the most expensive area in London

*"…this is a business that began in Scotland and worked its way down and now we are growing out southern England, including London. Here is an example of one of our newer stores.* ***This is much larger than normal because it sits on Oxford Street, which is the closest thing to Fifth Avenue in London. This is our second store on Oxford Street and we have a third one planned."***

*– GCO at ICR Conference, 01/14/2014*

## The result was elevated rent expenses hurting Schuh's margins

*"We're attacking Schuh's fixed cost structure with a strong focus on rent reduction. We must renegotiate rents for Schuh's store fleet in order to improve profitability following the ongoing declines in High Street and mall foot traffic, making these rents uneconomical."*

*– Robert J. Dennis, Former Chairman, President & CEO of Genesco, 12/06/2019*

## Schuh announced the closure of three stores in Germany in 2019, 4 years after entering the market

*"Over the past few years, these markets have changed considerably in a constantly evolving retail landscape, not least with the impact of Brexit."*

*– Schuh, 05/31/2019*

Source: SEC Filings, Legion Partners' Estimates

# Schuh Is Neither A Margin Story Nor A Growth Story

**While Schuh's FY 2020 sales of $374 million barely grew from $370 million in FY 2013, average sales per square foot plummeted by more than a half from $1,163 to $579 under GCO leadership**


$370m
$365m
$407m
$406m
$373m
$404m
$383m
$374m
$1,163
$879
$807
$721
$608
$632
$581
$579
FY 2013
FY 2014
FY 2015
FY 2016
FY 2017
FY 2018
FY 2019
FY 2020
Sales ($m)
Avg. Sales Per Sq. Ft. ($)

*"…our plan on Schuh did not have a lot of operating margin expansion. It's really a growth story."*

*– Robert J. Dennis, Former Chairman, President & CEO of Genesco, 11/22/2011*

Source: SEC Filings, Legion Partners' Estimates

# Schuh Failed to Replicate Journeys' Story in UK

## Management suggests that part of the reason to own Schuh was to keep up with fashion trends in Europe – however, Schuh seems to be the one that leverages Journeys' assortment instead, which did not line up with management's initial expectations

*"If you look at Schuh over in the UK, the history at Schuh is that the brands they sell have heavy, heavy overlap to Journeys, which is why we bought them 3.5 years ago. But, this year, while the overlap is the same, the trends were quite different. And so, several of the brands that really worked for us here in the US weren't anywhere near as robust in the UK. And so, our assortment was a little less productive."*

*– Robert J. Dennis, Former Chairman, President & CEO of Genesco, 01/13/2015*

## The "significant overlap" in Journeys' and Schuh's vendor base failed to translate into success

*"In Q2, Schuh's performance was also impacted by certain vendors' decisions to pursue a scarcity model, limiting supply of some top-selling styles in the UK. As a result of all this, comps for Schuh were down high single-digits, which generated significant expense deleverage in this low-volume quarter. Schuh also needed to take additional markdowns to keep inventory clean, putting additional pressure on margins."*

*– Robert J. Dennis, Former Chairman, President & CEO of Genesco, 09/07/2018*

## Schuh's operating margin suffered as a result


2.6%
0.8%
2.5%
4.7%
5.5%
5.0%
1.0%
1.2%
FY 2013
FY 2014
FY 2015
FY 2016
FY 2017
FY 2018
FY 2019
FY 2020

Source: SEC Filings, Legion Partners' Estimates

# 3b J&M Opportunities Squandered

# Johnston & Murphy Has Been Poorly Managed

## J&M is a historic brand that has been built over 170 years and worn by 33 US Presidents



JOHNSTON
& MURPHY

| | |
|---|---|
| **Wholesale Business Has Been Undermanaged** | ▪ Wholesale business has many retail doors to penetrate, and deeper SKU penetration is needed in existing wholesale doors |
| **Retail Store Base Has Substantial Room for Expansion** | ▪ Management has been very slow to maximize opportunity to open stores in top malls and noted there were 200+ store locations that could be added |
| **Footwear Design Issues** | ▪ Introductions during FY 2020 performed poorly as new J&M management has struggled to stay on trend |
| **Women's Business** | ▪ J&M aggressively introduced women's category, but it sold poorly and has led to frequent inventory markdowns and liquidations |

Source: Company Websites

# J&M Wholesale Business Poorly Managed Under GCO

## J&M has greatly under-penetrated wholesale channels relative to its peers


13%
15%
18%
19%
29%
35%
47%
75%
87%
85%
82%
81%
71%
65%
~53%
25%
Peers Median: 81%
WWW
DBI (Brand Portfolio)
SHOO
CAL (Brand Portfolio)
SKX
DECK
CROX
J&M
Wholesale
Retail
Peers Median Wholesale %

**J&M would increase sales by $170mm if it had industry share of wholesale volume**

Source: SEC Filings, Legion Partners' Estimates

Note: Financials based on the latest pre-COVID fiscal year filings

# J&M Wholesale Opportunity Has Been Undermanaged

**We believe there is a significant untapped opportunity to expand J&M's business through new and existing wholesale accounts with 5+ stores – which have not been successfully executed**

## Top 10 Wholesale Accounts… Many Are Small

| Top 10 Wholesale Accounts – Physical Doors | | |
|---|---|---|
| # | Name | Doors w/J&M |
| 1 | Dillard's | 268 |
| 2 | Macy's | 192 |
| 3 | Brown's Shoe Fit | 43 |
| 4 | Von Maur | 32 |
| 5 | Bloomingdale's | 12 |
| 6 | Ticknor's | 11 |
| 7 | Mr. Mac | 10 |
| 8 | Nordstrom | 9 |
| 9 | Schuler Shoes | 9 |
| 10 | Shoe Station | 6 |
| **Total** | | **592** |

## Instead, J&M Chases Lots of Little Customers That Are Expensive to Service

| Stores Per Account | Wholesale Customers | Doors w/ J&M | % of Total Customers |
|---|---|---|---|
| 1 | 462 | 462 | 89% |
| 2 | 28 | 56 | 5% |
| 3 | 11 | 33 | 2% |
| 4 | 8 | 32 | 2% |
| 5 | 1 | 5 | 0% |
| >5 | Only 10 | 592 | 2% |

| Top Online Only Customers | | |
|---|---|---|
| Amazon | Zappos (6pm) | DSW |
| Belk | Nordstrom Rack | … |

Source: SEC Filings, Company Websites, Legion Partners' Estimates

# J&M Has Multiple Wholesale Growth Opportunities

## Current top customers underpenetrated

| # | Name | Top 10 Existing Wholesale Doors | Customer Total Chain Doors | Penetration Rate | Available Doors |
|---|---|---|---|---|---|
| 1 | Dillard's | 268 | 285 | 94% | 17 |
| 2 | Macy's | 192 | 551 | 35% | 359 |
| 3 | Brown's Shoe Fit | 43 | 80 | 54% | 37 |
| 4 | Von Maur | 32 | 33 | 97% | 1 |
| 5 | Bloomingdale's | 12 | 53 | 23% | 41 |
| 6 | Ticknor's | 11 | 11 | 100% | 0 |
| 7 | Mr. Mac | 10 | 10 | 100% | 0 |
| 8 | Nordstrom | 9 | 110 | 8% | 101 |
| 9 | Schuler Shoes | 9 | 9 | 100% | 0 |
| 10 | Shoe Station | 6 | 21 | 29% | 15 |
| **Total** | | **592** | **1,163** | **51%** | **571** |

## Unpenetrated wholesale opportunities

| # | Name | Customer Total Chain Doors |
|---|---|---|
| 1 | Kohl's | 1,162 |
| 2 | Men's Wearhouse | 761 |
| 3 | Jos. A. Banks | 474 |
| 4 | DSW (Currently online only) | 521 |
| 5 | Belk (Currently online only) | 293 |
| 6 | Nordstrom Rack (Currently online only) | 242 |
| 7 | Boscovs | 50 |
| **Total** | | **3,503** |

**Total: 4,074**

**There are over 4,000 doors that could be good fit for J&M**

Source: SEC Filings, Company Websites, Legion Partners' Estimates

# J&M Compares Poorly With Cole Haan

## J&M lags one of its closest peer brands, Cole Haan, across every key financial metric

### Score Card[1]

| | JOHNSTON & MURPHY | COLE HAAN |
|---|---|---|
| Founding Year | 1850 | 1928 |
| Revenue | $301 | $687 |
| Revenue Growth % | (4%) | 14% |
| Wholesale % | 25% | 41% |
| EBITDA Margin % | 8% | 14% |
| Operating Margin % | 6% | 9% |
| Digital Penetration % | 18% | 30% |

### Why is Cole Haan outperforming J&M?

- Cole Haan has developed 4 sub-brands, each positioned to appeal to different customer segments and wear occasions
- Cole Haan sells to specialty and off-price retailers far more aggressively than J&M

### # of SKUs[2]

| | JOHNSTON & MURPHY | COLE HAAN |
|---|---|---|
| DSW.com | 15 | 192 |
| NordstromRack.com | 116 | 649 |

- Cole Haan is pursuing growth to moderate-priced customer segment, launching in select stores and online at Kohls.com beginning Spring 2021

*"We are delighted to partner with Kohl's to expand our reach and introduce Cole Haan to their millions of customers across the country. As a leader in national brands, as well as innovation, customer service and technology, Kohl's is an incredible retail partner for our casual lifestyle assortment. We see this partnership as an excellent way to increase the accessibility of the Cole Haan brand."*

*– David Maddocks, Brand President of Cole Haan, 10/19/2020*

Source: SEC Filings, Company Websites, Legion Partners' Estimates

Note: 1. J&M data represents FYE 02/01/2020; Cole Haan data represents FYE 06/01/2019. 2. Data as of 02/14/2021

# Comparison of J&M to Cole Haan

## The key difference between J&M and Cole Haan is its leadership and ownership

| | JOHNSTON & MURPHY | COLE HAAN |
|---|---|---|
| **Who Owns It?** | ▪ Genesco, a conglomerate of two different business models, with the majority of revenue and profit coming from Journeys, a retailer of third-party brands | ▪ Apax Partners, a PE firm with extensive experience in fashion apparel, footwear and accessories<br>▪ Investments include:<br>○ Tommy Hilfiger – sold to PVH Corp.<br>○ Partnered with PVH in its acquisition of Calvin Klein<br>○ Current investment in Rue21, Inc. |
| **Who Is The CEO** | ▪ Mimi E. Vaughn, a McKinsey consultant that turned CFO of Genesco<br>▪ No brand management experience<br>▪ Runs Genesco as if it were a private equity firm with convoluted focus on highly unrelated footwear operations | ▪ Jack Boys, a brand manager who successfully transformed multiple global lifestyle brands including Converse and The North Face<br>○ Led the turn-around and engineered the sale of Converse to Nike, Inc. in 2003<br>○ Created and implemented the "Never Stop Exploring" brand and merchandise strategy that led to the successful turnaround and aggressive revenue growth for The North Face brand |
| **Who Manages The Brand** | ▪ Danny Ewoldsen – since 2018<br>▪ Works on the retail side of the J&M brand<br>▪ No experience as a brand manager | ▪ David Maddocks, an experienced brand manager<br>○ Chief Marketing Officer at Cole Haan and Converse |

Source: SEC Filings, Company Websites

3c

# Journeys Undermanaged And Stagnant

# Journeys' Business Has Stagnated

## Genesco's core business, Journeys, has been the one bright spot at Genesco – However, even this store base has produced highly inconsistent profitability

### Journeys' Net Sales and Operating Margin Performance


$1,020
$1,111
$1,082
$1,179
$1,252
$1,252
$1,329
$1,420
$1,460
8.7%
9.9%
9.0%
9.7%
10.1%
6.8%
5.6%
7.1%
7.9%
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016
FY 2017
FY 2018
FY 2019
FY 2020
Net Sales
Operating Income (Loss) Margin %

We believe the "blind" expansion of Journeys stores was the primary reason behind a sharp operating margin decline, serving as another example of the Board's lack of strategic oversight

**While Journeys has a strong, loyal customer base and good sales momentum, we believe there are opportunities for growth and profitability that have been neglected by the Board and management**

Source: SEC Filings, Legion Partners' Estimates

# Consumer Feedback on What's Missing Or Broken

## Legion Partners conducted a proprietary survey of 252 active Journeys' customers

"Offer military discounts"

"Offer a loyalty program and provide rewards"

"Add brands such as Nike, Under Armour, Skechers, Asics, and Brooks"

NIKE SKECHERS BROOKS asics UNDER ARMOUR

"Make the website easier to navigate"



"Add store pickup option"

"Display items in store better – a lot of times things seem crowded"

"Add locations that aren't inside malls"

Source: Proprietary survey of 252 active Journeys customers performed March 2021

# Journeys' E-Commerce Business Poorly Managed

## Journeys has greatly under-managed digital channels relative to its teen retailer peers or other national brand retailers



Journeys' Digital Penetration vs. Other Retailers (Pre-COVID)
Teens' Retailers Median: 29%
Other National Brand Retailers Median: 24%
40%
33%
32%
30%
29%
25%
24%
16%
9%
33%
26%
24%
20%
16%
URBN
ANF
Nike
AEO
LULU
GPS
Finish Line
FL
Journeys
JWN
M
KSS
JCPenney
DKS
Teens' Retailer Digital Penetration
Teens' Retailers Median
Other National Brand Retailers Digital Penetration
Other National Brand Retailers Median

**Journeys is way behind as peers embrace omnichannel**

Source: SEC Filings, Legion Partners' Estimates

Note: Financials based on the latest pre-COVID fiscal year filings . Finish Line number from the latest financials available before acquisition

# Journeys' E-Commerce Business Poorly Managed (Cont.)

## While COVID caused e-commerce sales to surge in 2020, Journeys still lagged peers significantly


Journeys' Digital Penetration vs. Other Retailers (COVID)
Teens' Retailers Median: 48%
Other National Brand Retailers Median: 42%
64%
54%
52%
45%
45%
44%
28%
18%
54%
45%
40%
30%
URBN
ANF
LULU
AEO
GPS
Nike
FL
Journeys
JWN
M
KSS
DKS
Teens' Retailer Digital Penetration
Teens' Retailers Median
Other National Brand Retailers Digital Penetration
Other National Brand Retailers Median

**Jefferies**

*"GCO's e-comm penetration has historically lagged retail peers."*

*March 2021*

**Journeys continues to fall behind as peers embrace omnichannel**

Source: SEC Filings, Legion Partners' Estimates

Note: Financials based on the latest fiscal year filings. No Finish Line or JCPenney number available.

# Journeys' E-commerce Capability Lags Industry

| E-Commerce Capabilities | Does Journeys Have It? |
|---|---|
| Buy Online, Pickup in Store | Announced initial rollout in 2021 after 8 years of promises |
| Curbside Pickup | NO |
| Same-Day Delivery | NO |
| Mobile App | NO |
| Well-Designed E-Commerce Site | NO |
| Store Inventory Visibility | NO |

**Genesco Management highlighted BOPUS initiative for all segments as early as in 2013**

> *"As examples, we will ultimately be able to support online orders for store pick-up…"*
>
> *– Robert J. Dennis, Former Chairman, President & CEO, 05/31/2013*

**In 2015, management specifically promised BOPUS availability for Journeys in 2015**

> *"Next year, Journeys customers will be able to buy online and go to a local store to pick up what they have purchased."*
>
> *– Robert J. Dennis, Former Chairman, President & CEO, 12/05/2014*

**In 2017, management highlighted BOPUS as a key focus for Journeys and J&M**

> *"…will enhance "buy online, pick up in-store" capabilities, which is also a key focus of Journeys and J&M in fiscal '19."*
>
> *– Robert J. Dennis, Former Chairman, President & CEO, 08/31/2017*

**In 2020, management was still planning to launch BOPUS**

> *"…we plan to launch in our North American stores the initial pilot of BOPUS…"*
>
> *– Mimi E. Vaughn, Chairman, President & CEO, 09/03/2020*

Source: SEC Filings, Company Websites

# Investor Concern on Lack of Urgency over Digital

## Journeys does not appear to be prioritizing a clear strategy for the new digital world

*Samuel M. Poser, Susquehanna Financial Group, Research Division, 09/06/2019 – "I've asked this question a zillion times, but mobile app for your Journeys Kidz. Can you tell us has anything changed there? Many other retailers say they're very successful with it. You've chosen not to go there. Can you give us any update for if it's unchanged or whatever?"*

*Robert J. Dennis, Former Chairman, President & CEO of Genesco, 09/06/2019 – "Yes. We continue to think that websites perform well. There -- the average app on someone's phone is very short list. We tested apps in other businesses of ours. We continue to revisit it because things can change very quickly. But right now, we're very happy with the way that we're set up at the moment."*

*Samuel M. Poser, Susquehanna Financial Group, Research Division, 09/03/2020 – "Great. And then I'll ask you my mobile app question. Where -- are you working on that now? And given the kind of scale and given some of the results we're hearing from other people that are driving a lot of business or a lot of interactions through their mobile apps, is that something that you're advancing right now?"*

*Mimi E. Vaughn, Chairman, President & CEO of Genesco, 09/03/2020 – "…we found that the consumer has a higher propensity to use mobile apps for purchases that they do frequently. And so we felt like, yes, consumers downloaded the mobile app, but didn't engage."*

## Investor's Concern

Former CEO's answer highlights Genesco's miscalculation of the challenge and opportunity offered by the digital world. The internet and mobile phones are making footwear and apparel available at the click, and teenagers are spending increasing time on mobile.

**Genesco's management's tone seems uncomfortably dismissive of the digital and mobile opportunity.**

Source: SEC Filings, Legion Partners' Research

# What's Missing Or Broken

JOURNEYS

**1**

### Mobile App
While peers have launched mobile apps and witnessed growth, Journeys still has no app despite admitting growing mobile app trend

**2**

### Digital Strategy
Despite having a very favorable shipping and return policy for customers, Journeys hasn't communicated these benefits effectively to customers

**3**

### Loyalty Program
While peers have long engaged customers with loyalty programs that reward customers with points, exclusive offerings and better shipping options, Journeys has no loyalty program

**4**

### Marketing / Advertising
- Social engagement
- Search execution
- Email advertising

**5**

### Web Experience
Journeys offers a lower quality, less seamless web experience that likely results in lower online sales

**6**

### SKU Offerings
Journeys lags peers in SKU offerings in top teens' favorite footwear brands compared to peers

**7**

### Split Shipments
Journeys' split shipment practices are financially costly and environmentally unfriendly

Source: SEC Filings, Company Websites, Legion Partners' Research, Proprietary survey of 252 active Journeys customers performed March 2021

# What's Missing? Mobile App

## While peers have launched mobile apps and witnessed success…

## GCO still has no app despite admitting growing mobile app trend

*"We continue to think that websites perform well. There -- the average app on someone's phone is very short list. We tested apps in other businesses of ours. We continue to revisit it because things can change very quickly. But right now, we're very happy with the way that we're set up at the moment."*

*– Robert J. Dennis, Former Chairman, President & CEO of Genesco, 09/06/2019*

*"Several years ago, actually, Schuh had launched a mobile app. And we found that the consumer is -- has a higher propensity to use mobile apps for purchases that they do frequently. And so we felt like, yes, consumers downloaded the mobile app, but didn't engage. The world has changed a lot since then, and a mobile app certainly is something that others have found to really help drive their business."*

*– Mimi E. Vaughn, Chairman, President & CEO of Genesco, 09/03/2020*

no longer available App Store

Source: App Store Data as of February 2021, Legion Partners' Estimates

# What's Broken? Digital Strategy and Execution

## Despite providing favorable product shipping and returning terms to customers, Journeys achieved the lowest digital penetration among many of its footwear peers, implying poor strategy and execution

○ Least Favorable to Customers ● Most Favorable to Customers

| | Journeys | Zappos | Shoes.com | DSW | Finish Line | Shoe Carnival | Foot Locker | Dick's | Famous Footwear |
|---|---|---|---|---|---|---|---|---|---|
| Free Shipping Minimum ($)[1] | $0 | $0 | $0 | $35 | $30[4] | $75 | $50 | $65 | $75 |
| Return Period[2] | 365 days | 365 days | 60 days | 90 days | 45 days | 60 days | 45 days | 60 days | 60 days |

Digital Penetration[3]


9%
100%
100%
25%
22%
20%
16%
16%
10%
Journeys
Zappos
Shoes.com
DSW
Finish Line
Shoe Carnival
Foot Locker
Dick's
Famous Footwear

Source: Company Websites, Legion Partners' Estimates
Note: 1. For non-members; 2. Excludes special occasions such as during COVID-19 and holiday seasons; 3. Represents pre-COVID statistics; represents digital penetration in retail business only for all peers except for DSW and Shoe Carnival whose numbers include wholesale; 4. For full-price purchases only. Free shipping minimum of $75 for purchases that include on-sale items.

# What’s Broken? Digital Strategy (cont.)

## Despite having a highly favorable shipping and return policy for customers, Journeys hasn’t communicated these benefits effectively to customers


Did you know Journeys offers a 365-day return policy for online orders?
71%
13%
9%
6%
Only 15% of customers surveyed were aware of the 365-day return period
I did not know but this makes me more interested in online shopping
I did not know and do not care
I did know but do not care
I did know and this is a key reason I shop at Journeys online

## When asked about what Journeys could do to improve their online shopping experience, many customers mentioned “free shipping” while Journeys already provides free shipping


I wish Journeys always had free shipping with no minimum

*One reason is that Journeys.com only has a scrollbar to show 365-day return and free shipping features, which is invisible 2/3 of the times*


JOURNEYS
JOURNEYS KIDZ
FREE SHIPPING & 365 DAY RETURNS
JOURNEYS
JOURNEYS KIDZ
UNIDAYS STUDENT DISCOUNT
JOURNEYS
JOURNEYS KIDZ
CHECK LOCAL STORE HOURS

Source: Company Websites, Proprietary survey of 252 active Journeys customers performed March 2021

# What's Missing? Loyalty Program

**While peers have long engaged customers with loyalty programs that reward customers with points, exclusive offerings and better shipping options, GCO has no loyalty program for any of its businesses**

Loyalty Program Members (in Millions) [1]


31
27
22
20
20
5
DSW
Shoe Carnival
Famous Footwear
Foot Locker
Dick's Sporting Goods
Boot Barn

*"Our Web presence exists in the form of a loyalty site for our rewards program as well as a DSW brand and store locator site. As we previously discussed we see our loyalty program with over 6 million members as a significant competitive asset."*

*– Peter Horvath, President of DSW, Inc., 08/30/2006*

*"A new loyalty card program was rolled out to our stores late in the second quarter. This program is similar to that of the one that Foot Action had employed for several years…The initial receptivity to this program has been good and we expect this will be a very effective medium to communicate with our best customers. We believe that the loyalty program is something that we have been remiss on and some of our competitors are ahead of us, and this is a good opportunity to catch up."*

*– Matt Serra, Chairman, President & CEO of Foot Locker, 11/19/2004*

Source: Company Websites, SEC Filings, Press Releases, Legion Partners' Estimates

Note: 1. Based on the most recent public information available

# What's Missing? Loyalty Program (cont.)

| | Zappos | DSW | Dick's Sporting Goods | Foot Locker | Famous Footwear | Shoe Carnival | Finish Line / JD | Shoes.com |
|---|---|---|---|---|---|---|---|---|
| **Program** | **Zappos VIP** | **DSW VIP** | **Score Rewards** | **FLX Rewards** | **Famously You Rewards** | **Shoe Perks Rewards** | **Status** | **ShoeFan Rewards** |
| **Free Shipping** | Free expedited shipping | Free standard shipping | -- | Free standard shipping | Free standard shipping | Free standard shipping | Free standard shipping for 1 year | Free standard shipping (Also free for non-members) |
| **Points / Rewards**[1] | $1 spent → 1pt<br>100 pts → $1<br>**(= 1% discount)** | $1 spent → 1pt<br>100 pts → $5<br>**(= 5% discount)** | $1 spent → 1pt<br>300 pts → $5<br>**(= 1.7% discount)** | $1 spent → 100 pts<br>Points used to redeem rewards | $1 spent → 1pt<br>100 pts → $5<br>**(= 5% discount)** | $1 spent → 1pt<br>200 pts → $10<br>**(= 5% discount)** | $1 spent → 10pt<br>Points used to redeem rewards | $1 spent → 1pt<br>100 pts → $5<br>**(= 5% discount)** |
| **Gifts**[1] | -- | Birthday rewards ($5) | -- | Surprise birthday gift | Birthday rewards ($5) | Birthday rewards ($5) | Welcome / birthday / anniversary gift | -- |
| **Exclusive Products / Deals / Events**[1] | -- | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| **Tiers** | -- | Yes | Yes | Yes | Yes | Yes | Yes | -- |
| **Credit Cards** | Cancelled | Yes | Yes | -- | Yes (Launched in Feb 2021) | -- | -- | -- |
| **Others** | Faster refunds on returns | -- | -- | -- | -- | No receipt required for returns | -- | -- |

**Genesco has no loyalty program**

Source: Company Websites, Legion Partners' Estimates

Note: 1. Represents rules for base tier when there are multiple tiers

# What's Broken? Marketing And Advertising

## Less than 20% of customers first saw or heard about Journeys via advertising – this also ties directly into why online penetration lags

Where did you first see or hear about Journeys?


58%
27%
19%
19%
At a mall / shopping center
Friends, family members, or colleagues
Advertisement
Online search
If I saw more ads from Journeys, I would probably shop more

## While customers pay most attention to social media, online search and emails, these advertising efforts have been poorly executed

What type of Journeys advertising do you pay the most attention to?


39%
29%
20%
11%
Social media (Twitter, Instagram, Facebook, Pinterest, YouTube)
Online search
Email
Online news / magazine articles

Source: Proprietary survey of 252 active Journeys customers performed March 2021

# What's Broken? Marketing And Advertising – Social Engagement

**Journeys reacted slow to social engagement trends compared to peers and has undermanaged its social media accounts**

TikTok — NEAR ZERO PRESENCE

Snapchat — NO PRESENCE

Facebook
- ✗ Followers behind peers
- ✗ Check-ins behind peers

Instagram
- ✗ Followers behind peers
- ✗ Content efficiency behind peers

Twitter
- ✗ Account opened late
- ✗ Followers behind peers

YouTube
- ✗ Account opened late
- ✗ Followers behind peers
- ✗ Views behind peers

**Genesco has no presence on Snapchat and near zero presence on Tik Tok, two of the most popular social media platforms among teenagers, where peers have been managing active accounts for years**

Source: Social Media Websites as of February 2021 (Please refer to Appendix for details)
Note: Journeys' Tik Tok account was recently opened and has <200 followers as of June 2021

# What's Broken? Marketing And Advertising – Search Execution

## Journeys' website isn't anywhere on first six pages when searching "shoes for teens"

shoes for teens

All · Shopping · Images · News · Videos · More · Settings · Tools

About 188,000,000 results (1.14 seconds)

https://www.macys.com › shop › shoes-for-teenage-girls
Shop Shoes For Teenage Girls - Macy's
When looking for **Shoes for Teenage** Girls, be sure to peruse Platform **Shoes for Teenage** Girls, as well as Wedge **Shoes for Teenage** Girls, when shopping at ...

https://www.amazon.com › Teenager-Shoes › k=Teena...
Teenager Shoes - Amazon.com
Results 1 - 48 of 1000+ — Amazon.com: Teenager **Shoes**. ... FREE Shipping by Amazon. Roxy Women's Bayshore Slip on **Shoe** Sneaker. +3 ... **teen** girl **shoes**.

https://www.farfetch.com › Kids
Designer Shoes for Teen Girls - Farfetch
Designer **Shoes for Teen** Girls · Versace Kids Barocco-print espadrilles · Fendi Kids TEEN Double F sock sneakers · Moschino Kids teddy bear motif sneakers.

https://www.belk.com › shoes › juniors-shoes
Junior Shoes & Shoes for Teens | belk
Enjoy FREE SHIPPING on qualifying orders including Junior Shoes & **Shoes for Teens**! Shop our great selection of Juniors' Shoes, available in store & online, ...

https://www.kohls.com › catalog › girls-teens-shoes › CN...
Girls Teens Shoes | Kohl's
Enjoy free shipping and easy returns every day at Kohl's. Find great deals on Girls **Teens Shoes** at Kohl's today!

https://www.kohls.com › catalog › teens-shoes › CN=Age...
Teens Shoes | Kohl's
Enjoy free shipping and easy returns every day at Kohl's. Find great deals on **Teens Shoes** at Kohl's today!

https://www.target.com › Shoes
Teenage Shoes : Target
Shop for **teenage shoes** online at Target. Choose from contactless Same Day Delivery, Drive Up and more.

https://www.nike.com › girls-shoes-3aqegzy7ok
Girls Shoes. Nike.com
Find Girls **Shoes** at Nike.com. Free delivery and returns.

https://www.adidas.com › ... › Girls › Youth (Age 8-14)
Youth Girl's Shoes | adidas US
**Youth** Girls **Shoes** and Sneakers · Our clothing and **shoe** categories · Your opinion counts.

**Page 1 & 2: Macy's, Amazon, Farfetch, Belk, Kohl's, Target, Nike, Adidas**

https://www.jcpenney.com › shoes › all juniors shoes
Juniors' Shoes and Flats | Heels and Sandals for Teens ...
Put the perfect finishing touch on your trendy winter outfit with **juniors' shoes** and flats at JCPenney! Step up your **shoe** game and enjoy great savings on heels ...

https://www.dsw.com › category › girls
Girls' Shoes & Boots | Sandals, Sneakers & Dress Shoes | DSW
Shop girls' **shoes** and boots at DSW today to receive free shipping. Find the latest girls' sandals, sneakers, dress **shoes**, and much more, all at discount prices.

https://www.dcshoes.com › Sale › Kids Sale
Boys Shoes 8 - 15 Years | DC Shoes
Kids **Shoes** Sale: DC **Shoes** is the best place to Buy DC Kids **Shoes** Sneakers on sale. See the full sale collection, read user-reviews, and shop online!

https://www.theiconic.com.au › Girls › Shoes
Girl's Shoes | Teen's Shoes - THE ICONIC
361 items — **Teen's Shoes** · Considered Edit. Community Engagement; Sustainable Materials; Read about our Considered Edit · Age Group. All ages; Baby; Kids

https://www.dickssportinggoods.com › youth-footwear
Kids' Shoes & Sneakers | Curbside Pickup Available at
**Youth Footwear**. Sneaker Releases. Grade School (Size 3.5 - 7). Preschool (Size 11K - 3). Toddle (Size 4K - 10K). Shop All Kids' **Footwear**. Athletic **Shoes**.

https://www.nordstrom.com › Kids › Girls' Shoes
Girls' Shoes - Nordstrom
Shop a huge selection of girls' **shoes**, with sizes for baby, walker, toddler, little kid and big kid Free shipping and returns every day.

**Page 3 & 4: JCPenney, DSW, DC Shoes, Iconic, Dick's, Nordstrom,**

https://www.famousfootwear.com › Shoes › Kids
Girls' Shoes, Boots, Sandals & More, Famous Footwe
Products 1 - 44 of 1165 — Shop Girls' **Shoes** at Famous **Footwear**. Free Shipping available fo Rewards Members. Order Online, Pickup In-Store.

https://www.zappos.com › juniors
Juniors Shop: Footwear, Clothing, Bags and Accessories ...
Shop trendy **juniors** apparel, **footwear** and accessories brands at Zappos! ... **Juniors** Shop **Footwear**, Clothing, Bags and Accessories. Home; **Juniors**. **Shoes**.

https://www.shoecarnival.com › kids
Shoes for Kids | Kids Shoes & Sneakers | Shoe Carnival
YOUTH AND TODDLER **SHOES**. Get the perfect **shoes** for infants and babies, toddlers, and pre-**teens** - whether they're just learning to walk or getting geared up ...

https://www.toms.com › kids
Kids Shoes | Children's Shoes for Toddlers, Girls, and Boys ...
Shop TOMS Kids **Shoes** | Children's **Shoes** for Toddlers, Girls, and Boys for a variety of ... **Youth** Alpargata Dinosour Doodles ... **Youth** Alpargata Ruffle Canvas.

https://www.teva.com › Kids › Footwear
Youth & Teen Sandals and Shoes | Teva®
Shop the official Teva® site for our full collection of **youth shoes** & sandals. Enjoy free shipping on orders $35+. Live Better Stories.

https://www.walmart.com › Clothing › Shoes
Girls Shoes - Walmart.com
Products 1 - 48 of 1000+ — Shop for Girls **Shoes** in **Shoes**. Buy products such as Wonder Nation Casual Jelly Mary Jane (Toddler Girls) at Walmart and save.

https://www.footlocker.com › Girls › Girls' Shoes
Girls' Nike Shoes | Foot Locker
Results 1 - 34 of 34 — Shop the latest selection of Girls' Nike **Shoes** at Foot Locker. Find the hottest sneaker drops from brands like Jordan, Nike, Under Armour, ...

**Page 5 & 6: Famous Footwear, Zappos, Shoe Carnival, Toms, Teva, Walmart, Foot Locker**

**Similarly, Journeys' website isn't anywhere on the first few pages when searching for:**

1. **Sneakers for girls**
2. **Sneakers for teenage girls**
3. **Women's casual shoes**
4. **Men's athletic shoes**
5. **Boots**

…

**This illustrates poor SEO execution**

Source: Screenshots as of April 2021

# What's Broken? Marketing And Advertising – Email Advertisement

## 45% of customers surveyed never subscribed to Journeys' email distribution

How often do you receive email alerts from Journeys?


5%
17%
12%
11%
10%
45%
Once a day or more
A few times a week
Once a week
Once a month
Never (Because I unsubscribed)
Never (Because I didn't subscribe)
Most Frequent
Least Frequent

## Journeys should have more prominent sign-up features like peers


COLE HAAN
10% off. And then some.
Get a discount on your next order—plus other goodness—by signing up below.
Email address
Sign Up


FIRST COME.
FIRST CHIC.
Join our list for VIP access to our new collections, exclusive sales, and receive 20% off your next purchase
Enter email address
SUBMIT


SIGN UP FOR EMAIL
and don't miss a thing!
Hot trends. Big sales. Exclusive offers.
All of this, plus a coupon just for signing up!
EMAIL
SIGN UP
Offer valid for first time email subscribers only. You should receive a welcome email within 72 hours of signing up. You can expect 3-4 emails a week

Source: Company websites, Proprietary survey of 252 active Journeys customers performed March 2021

# What's Broken? Web Experience Not Competitive

**38% of consumers surveyed didn't shop online because they were not sure about their size or fit, which could have been improved by better fit and width guide, as well as better communications on Journeys' favorable returning policy**


Why don't you shop online at Journeys?
38%
26%
14%
9%
6%
7%
I'm not sure about my size / fit
I like shopping at the mall
I want my purchases immediately
I don't have a credit card
I want advice on what to buy
Other

## Size and fit features can be added to improve online sales

| Fit guide | Width guide | Back in stock notification |
|---|---|---|
| **Fit:** True to size. | Width : Width - D - Medium | Size out of stock?<br>**FIND MY SIZE**<br>Select your size and we'll email you if it's back in stock |

Source: Company websites, Proprietary survey of 252 active Journeys customers performed March 2021

# What's Broken? Web Experience Not Competitive (Cont.)

## Competitors' online businesses offer a higher quality, more seamless web experience that likely results in far higher online sales [1]


BRANDS
WOMEN
MEN
KIDZ
SALE
Buy now, pay later with Klarna. Learn More
Home > adidas > adidas NMD R1 > Womens adidas NMD R1 Her Studio Athletic Shoe - Black / Floral
Drag To Zoom
Womens adidas NMD R1 Her Studio Athletic Shoe - Black / Floral
Style #: 436997
Black/Floral
$139.99
0
Klarna. 4 interest-free payments of $34.99. Learn more
Size Chart
Check Store Availability
Recommended Size: 6.5
6.5
1
ADD TO BAG
Add to Wishlist
DESCRIPTION
FEATURES
ABOUT THE BRAND
Celebrate the spirit of creativity with the new NMD R1 Her Studio Athletic Shoe from adidas! Designed in collaboration with Her Studio London, these limited edition sneakers feature clean knit uppers with floral graphics throughout.
Requires Dragging to Zoom (vs. Nordstrom Shows Bigger Size and Better-Quality Product Image on Mouseover)
Promotes Klarna at Multiple Places
No-Reviews
No Video Until Recently
8 Pictures Shot at Repetitive Angles
No In-Store Pickup Option
No Width Information
Doesn't Highlight Free Shipping While Qualifies
Limited Color Selection

Source: Retailer Website Data as of February 2020. Note that Journeys had no product video prior to Legion's nomination

Note: 1. Please refer to slide 161 and Appendix for competitor websites

# What's Broken? Web Experience Not Competitive (Cont.)

## Journeys' website features poor content that is unappealing


BRANDS
WOMEN
MEN
KIDZ
SALE
Buy now, pay later with Klarna. Learn More
PLATFORM
SANDALS
STAND TALL
SHOP PLATFORM SANDALS

Large empty space on page might not be the best use of space

Customers deserve to see shoes staged at a place that's at least clean

Source: Company Website

# What’s Broken? SKU Offerings

## Journeys lags peers in SKU offerings in top teens’ favorite footwear brands compared to peers

Teens’ Favorite Footwear Brands (% of Teens Surveyed)


56%
12%
9%
6%
2%
1%
1%
1%
1%
...
Nike
Vans
Adidas
Converse
Dr. Martens
New Balance
Crocs
Birkenstock
Under Armour
Others
Most notably, Journeys carries ZERO Nike, the #1 teens’ footwear brand that has been gaining share from Vans and Adidas
0
2,830
Foot Locker

Source: Piper Sandler Research, Company Websites

# What's Broken? SKU Offerings (Cont.)

## Journeys' "exclusives" are not really exclusives – customers can get them elsewhere


JOURNEYS EXCLUSIVES
SHOP ALL EXCLUSIVES
VANS
"OFF THE WALL"
Zappos
SEARCH
New Women Men Kids Departments Brands Sale
Vans Era™
587 Reviews
Journeys' Vans "exclusive" found on Zappos
Amazon Fashion
Women Men Kids Luggage Sales & Deals New Arrivals
UIN Men's Walking Travel Shoes Slip On Canvas Casual...
Brand: Vans
Old Skool Neon Color-Block Skate Shoe
4 ratings
8% off
Lowest price in 30 days
Was: $129.99 Details
Price: $119.99
You Save: $10.00 (8%)
Journeys' Vans "exclusive" found on Amazon
Add a timeless staple to your sweet style with the new Old Skool Color-Block Skate Shoe from Vans! The Old Skool Color-Block Skate Shoe rocks a sturdy canvas upper with signature side stripes, retro-inspired neon color-block finish, and classic vulcanized sole construction for flexible grip and traction.
Roll over image to zoom in
Tommy Hilfiger
Journeys' Tommy Hilfiger "exclusive" found on Zappos
MSRP: $59.00 19% OFF
Ships Free!
Color:
Magenta/Summer
Women's Size:
This fits true to size.
Calculate your size
Width: B - Medium
ADD TO CART
We can help you find your size!
Tell us which shoes fit you well in our size calculator and we can recommend a size that fits you best.

Source: Company Websites

# What's Broken? Split Shipments

**A split shipment is just what it sounds like – when a single order arrives in two or more deliveries – although the customer submits one order, they receive multiple packages, often on different days**

| | SKUs | Shipments |
|---|---|---|
| **Journeys Order #1** | 5 | 4 |
| **Journeys Order #2** | 7 | 4 |
| **Journeys Order #3** | 7 | 5 |

## Efficiency and ESG Issues

1. **Inflated shipping costs**
2. **Extra labor in each location**
3. **Wasteful packaging**
4. **Adds to carbon footprint**
5. **Execution looks sloppy to customers**


1
2

**Costly Split Shipments**



**Unhappy Customers**



**Unhappy Earth**

**Journeys' split shipments are financially costly and an environmentally unfriendly business practice**

Source: Company Websites, Legion Partners' Research (Please refer to Appendix for details)

# What's Broken? Employee Satisfaction

**While Genesco suggests its internally conducted survey shows a favorable employee response, Glassdoor data benchmarking suggests that Journeys lags peers in various criteria, which we believe provides a better picture of how employees perceive Journeys**


Glassdoor Reviews
3.3
3.7
3.8
3.8
3.8
3.6
3.8
3.9
3.6
3.4
4.0
4.1
3.9
4.1
3.7
3.1
3.3
3.4
3.4
3.4
Overall Ratings
Culture & Values
Diversity & Inclusion
Senior Management
Journeys
Foot Locker
Designer Brands
Finish Line
Shoe Carnival

Source: Glassdoor data as of May 2021

# Table of Contents

| | | |
|---|---|---|
| 1 | Executive Summary | 2 |
| 2 | Case for Change | 35 |
| 3 | Governance and Compensation Issues | 92 |
| 4 | Legion's Highly Qualified Nominees | 119 |
| 5 | Value Creation Ideas | 131 |
| 6 | Appendix | 170 |

*FY refers to fiscal year (FY 20 is the year ended February 1st, 2020)*

# Genesco's Board Lacks Shareholder Alignment

## For years, Genesco's Board has allowed management to perpetuate a conglomerate structure that has failed to generate shareholder value

- ✗ Prior reviews of strategic alternatives seemed disingenuous and designed to avoid change
- ✗ The governance structure is suboptimal, particularly with combined Chairman and CEO roles
- ✗ Compensation has been misaligned with shareholder value creation
- ✗ Recent Board changes were reactive to Legion's nominations by adding at least 2 directors with questionable relationships with insiders, and, nonetheless, is insufficient
- ✗ There is no discernible ESG program

**More Board changes will be required to drive alignment and fix Genesco**

Source: SEC Filings, Legion Partners' Research

# Recent Refresh Is Too Little Too Late

### Matthew C. Diamond



**Tenure: 20 years**
***Relative TSR: (3,446%)***
**Chair of the Nominating and Governance Committee**
Former CEO, Defy Media LLC

### Thurgood Marshall, Jr.



NO RETAIL EXPERIENCE

**Tenure: 9 years**
***Relative TSR: (258%)***
Retired Partner, Morgan, Lewis & Bockius LLP

### Joanna Barsh



NO RETAIL OPS EXPERIENCE

**Tenure: 7 years**
***Relative TSR: (176%)***
**Chair of the Compensation Committee**
Director Emeritus, McKinsey

### Kevin P. McDermott



NO RETAIL EXPERIENCE

**Tenure: 5 years**
***Relative TSR: (279%)***
**Chair of the Audit Committee**
Former Partner, KPMG LLP

### John F. Lambros



NO RETAIL EXPERIENCE

**Tenure: Less than 1 year**
***Relative TSR: 82%***
Head of GCA's digital media banking practice

**To Retire at 2021 AGM**

### Kathleen Mason



**Tenure: 25 years**
***Relative TSR: (2,980%)***
Former President and CEO, Tuesday Morning

### Marty G. Dickens



NO RETAIL EXPERIENCE

**Tenure: 18 years**
***Relative TSR: (4,170%)***
Retired President, AT&T-Tennessee

**Newly Appointed**

### Angel R. Martinez



Former Chairman and CEO, Deckers Brands

### Mary E. Meixelsperger



CFO, Valvoline
Former CFO, DSW

### Gregory A. Sandfort



Former CEO, Tractor Supply Company

Source: Capital IQ, SEC Filings, Legion Partners' Research
Note: CEO/Chairman Mimi E. Vaughn not shown for this slide's purpose. Relative TSR represents GCO's Relative TSR over each incumbent director's tenure vs. Peer Group. Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX. TSR data assumes that Mason, Diamond, Dickens and Marshall, Jr. were appointed on Jan 1st in their year of appointment due to lack of detailed information

# GCO’s Board’s TSR Has Been More than Disappointing

## Relative TSR performance demonstrates the inability of the Board to drive better outcomes for shareholders

| Director | Tenure | GCO Own. % | GCO Relative TSR over Tenure vs. | | | | |
|---|---|---|---|---|---|---|---|
| | | | Core Peer Group | ISS Peer Group | S&P 1500 Footwear | S&P 500 | R2K |
| **Kathleen Mason** | **25 Years** | **0.313%** | *(2980%)* | *(1144%)* | *(1155%)* | *456%* | *544%* |
| **Matthew C. Diamond** (Nominating and Governance Committee Chair) | **20 Years** | **0.345%** | *(3446%)* | *(1204%)* | *(1440%)* | *(246%)* | *(388%)* |
| **Marty G. Dickens** | **18 Years** | **0.192%** | *(4170%)* | *(675%)* | *(1745%)* | *(390%)* | *(458%)* |
| **Thurgood Marshall, Jr.** | **9 Years** | **0.109%** | *(258%)* | *(99%)* | *(398%)* | *(293%)* | *(243%)* |
| **Joanna Barsh** (Compensation Committee Chair) | **8 Years** | **0.183%** | *(176%)* | *(83%)* | *(269%)* | *(199%)* | *(153%)* |
| **Kevin P. McDermott** (Audit Committee Chair) | **5 Years** | **0.149%** | *(279%)* | *(137%)* | *(150%)* | *(162%)* | *(160%)* |
| **John F. Lambros** | **0.5 Years** | **0.009%** | *82%* | *23%* | *155%* | *142%* | *123%* |
| **Mimi E. Vaughn** (CEO / Chairman) | **2 Years** | **1.344%** | *(45%)* | *(39%)* | *(27%)* | *(16%)* | *(22%)* |

**GCO’s Board collectively owns 2.7% of shares outstanding**

Source: SEC Filings, Legion Partners’ Estimates, Capital IQ (as of 04/09/2021)
Note: Total Shareholder Return (“TSR”) figures as of respective Board appointment date through 01/30/2021. TSR data assumes that Kathleen Mason, Matthew C. Diamond, Marty G. Dickens and Thurgood Marshall, Jr. were appointed on January 1st in their year of appointment due to lack of detailed information

# GCO's Incumbent Board Still Lacks Necessary Skills

## After the recent refresh, GCO's incumbent directors still lack backgrounds and experiences that are integral to the Company's future success

**Genesco Incumbent Directors:**

| Group | Name | Age | Merchan-dising | Retail Operations | Marketing / Customer Experience | ESG | Tech / Digital | Turnaround Experience | Capital Markets | Other Public Boards | Tenure / *Relative TSR (1)* |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Targeted Directors | **Joanna Barsh,** *Chair of Compensation Committee* | 68 | | | | ✓ | | | | | 8 Years *(176%)* |
| Targeted Directors | **Matthew C. Diamond,** *Lead Director and Chair of Nom. / Gov. Committee* | 52 | | | ✓ | | ✓ | | | | 20 Years *(3,446%)* |
| Targeted Directors | **Thurgood Marshall, Jr.** *Member of Compensation Committee* | 64 | | | | ✓ | | | | CXW | 9 Years *(258%)* |
| Targeted Directors | **Kevin P. McDermott,** *Chair of Audit Committee* | 67 | | | | | | | ✓ | DAKT | 5 Years *(279%)* |
| | **John F. Lambros,** *Member of Compensation Committee* | 55 | | | | | ✓ | | ✓ | TYO: 2174 | 0.5 Years *82%* |
| To Retire | **Kathleen Mason,** *Member of Audit Committee* | 72 | | ✓ | | | | | | | 25 Years *(2,980%)* |
| To Retire | **Marty G. Dickens,** *Member of Audit and Nom. / Gov. Committee* | 73 | | | | | | | | PNFP | 18 Years *(4,170%)* |
| Newly Appointed | **Angel R. Martinez,** *Member of Nom. / Gov. Committee* | 66 | ✓ | ✓ | | | | | | DECK, KFY, TUP | 0 year |
| Newly Appointed | **Mary E. Meixelsperger,** *Member of Audit Committee* | 60 | | | | ✓ | | | | | 0 year |
| Newly Appointed | **Gregory A. Sandfort,** *Member of Compensation Committee* | 66 | | ✓ | | | | | | WDFC, KIRK | 0 year |

Source: Company SEC Filings, Capital IQ as of 04/09/2021
Note: (1) Represents GCO's Relative TSR over each incumbent director's tenure vs. Peer Group. Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX. TSR data assumes that Matthew C. Diamond and Thurgood Marshall, Jr. were appointed on January 1st in their year of appointment due to lack of detailed information

# Genesco's Governance Structure Concerns

## Targeted Directors lack relevant backgrounds and have long tenures

| Genesco Incumbent Directors: | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Name** | **Age** | **Merchan-dising** | **Retail Operations** | **Marketing / Customer Experience** | **ESG** | **Tech / Digital** | **Turnaround Experience** | **Capital Markets** | **Other Public Boards** | **Tenure / *Relative TSR (1)*** |
| **Joanna Barsh,** *Chair of Compensation Committee* | **68** | | | | ✓ | | | | | 8 Years *(176%)* |
| **Matthew C. Diamond,** *Lead Director and Chair of Nom. / Gov. Committee* | **52** | | | ✓ | | ✓ | | | | 20 Years *(3,446%)* |
| **Thurgood Marshall, Jr.** *Member of Compensation Committee* | **64** | | | | ✓ | | | | CXW | 9 Years *(258%)* |
| **Kevin P. McDermott,** *Chair of Audit Committee* | **67** | | | | | | | ✓ | DAKT | 5 Years *(279%)* |

## Other governance structure issues:

- ✘ Plurality voting standard where Directors are elected by a plurality of the votes cast – i.e. even if they receive the affirmative vote of less than a majority of the votes cast
- ✘ Combined Chairman and CEO role
- ✘ Lead Independent Director has served on the Board for 20 years, which we believe impairs his independence
- ✘ Supermajority shareholder approval required to amend charter

Source: Company SEC Filings, Capital IQ as of 04/09/2021
Note: (1) Represents GCO's Relative TSR over each incumbent director's tenure vs. Peer Group. Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX. TSR data assumes that Matthew C. Diamond and Thurgood Marshall, Jr. were appointed on January 1st in their year of appointment due to lack of detailed information

# Genesco's Board Has Mischaracterized Its Track Record

## Between data manipulation and cherry-picking dates, we believe the Board has misleadingly claimed "momentum"

| Misleading Claim | Reality |
|---|---|
| ✗ *"Over the past year, Genesco's share price has increased over 150%, reflecting strong momentum coming out of the pandemic and heading into fiscal 2022."* <br> *– GCO Press Release, 04/12/2021* | ▪ We believe the Board has mischaracterized its TSR track record by highlighting cherry-picked short-term performance, which is largely a function of how poorly Genesco did in initial phases of the COVID pandemic instead of so-called "momentum" |
| ✗ *"Genesco's past digital and supply chain investments allowed the company to take advantage of the recent accelerated shift to online spending, achieving record digital revenue of nearly $450 million in our last fiscal year, an increase of almost 75% year-over-year, while also fueling record profitability for this channel."* <br> *– GCO Press Release, 05/12/2021* | ▪ Legion believes that the Company is using COVID-impacted statistics to mislead shareholders into believing the Company's strategy is the reason why digital performance increased in FY 2021 – in fact, teen retailers' average digital penetration reached 48% last year vs. core business Journeys' 18% – Journeys is still way behind <br> ▪ Genesco's digital penetration in FY 2020 (pre-COVID) was significantly worse and provides a better picture of pre-COVID strategic shortcomings – on the Company's earnings conference call for Q3 FY 2021, the Company stated that digital penetration for Journeys was only 7% in the quarter, while peers were reaching 30% pre-COVID |
| ✗ *"Genesco has implemented a plan that is delivering results."* <br> *– GCO Form DEFA14A, 05/06/2021* | ▪ We believe this statement is grossly misleading because the Company once again cherry-picks data from different time periods that start as early as CY 2017, in order to inappropriately suggest that its strategy is working, while in fact the six pillars of strategy were not introduced to shareholders until March 12, 2020 – taking credit for strategy that wasn't even rolled-out |
| ✗ *"Meaningful synergies across our footwear portfolio."* <br> *– GCO Form DEFA14A, 05/06/2021* | ▪ Despite claiming important synergies for a decade, Genesco appears to have a bloated cost structure and margins have been declining over the past decade <br> ▪ For example, while Genesco claims that Journeys and Schuh enjoy synergies from vendors and consumer & product insights, apparently Journeys didn't help solve Schuh's scarcity problem in vendor supply of best-sellers, and we believe that insights can be gained without costly owning another business |

Source: SEC Filings, Press Releases, Legion Partners' Estimates

# Genesco Has No Discernible ESG Program

**Genesco announced an ESG subcommittee only in June 2021, led by two lackluster incumbent directors, Marshall Jr. and Barsh, with no announced goal or framework**

○ Non-Existent   ● Most Comprehensive

| | GENESCO | deckers OUTDOOR CORPORATION | WOLVERINE | EVERY SEASON STARTS AT DICK'S SPORTING GOODS | Foot Locker | STEVE MADDEN | CALERES | crocs | BOOT BARN | SKECHERS |
|---|---|---|---|---|---|---|---|---|---|---|
| **ESG/Impact Report?** | ✗ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✗ | ✗ | ✗ |
| **ESG/Impact Website** | Limited | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| **First published?** | n/a | 2014 | 2017 | 2018 | 2019 | 2019 | 2020 | n/a | n/a | n/a |
| **Environmental Goals** | ○ | ● | ◕ | ◕ | ◕ | ◕ | ◕ | ◑ | ◕ | ◕ |
| **Social Goals** | ○ | ◑ | ◑ | ● | ● | ◕ | ◕ | ◑ | ◕ | ◑ |
| **Governance Goals** | ○ | ● | ◑ | ● | ● | ● | ● | ● | ● | ● |

Source: SEC Filings, Company Websites, Legion Partners' Research

# Compensation Doesn’t Reflect Performance Declines

## Top 5 executive compensation has increased by 43% from FY 2014 to FY 2020 while operating profit declined by 49%

NEOs’ Compensation vs. Operating Profit


$161
$170
$163
$167
$151
$142
$86
$82
$83
11%
10%
6%
6%
6%
6%
8%
14%
16%
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016
FY 2017
FY 2018
FY 2019
FY 2020
Top 5 Comp ($mm):
Top 5 executive compensation has increased by 43% while operating profit declined by 49%
$17.1
$16.7
$9.2
$9.9
$8.5
$8.7
$7.2
$11.8
$13.1
Operating Profit ($mm)
Top 5 Comp as % of Operating Profit

Source: SEC Filings, Legion Partners’ Estimates

Note: FY 2018 Operating Profit excludes $182mm of goodwill impairments

# EVA Bonus Rewards EVA Declines

## GCO's EVA plan calculates bonus multiple as: (C-A)/B+1, where C represents the actual EVA change, A represents target EVA improvement, and B represents the incremental improvement interval

Non-Symmetric EVA Bonus Multiple Design


Positive bonus for EVA decline
(20.0x)
(15.0x)
(10.0x)
(5.0x)
0.0x
5.0x
10.0x
15.0x
20.0x
Bonus Multiple
Actual EVA Change as A Multiple of Target EVA Improvement

**Formula Illustration:**

(C-A)/B+1 equals to: (C+B-A)/B, where A and B have always been positive

FY 2020 EVA plan for Corporate Total has $675k for A and $10.9mm for B

→ B = 8.3x of A

→ (C+8.3A-A)/B

→ (C+7.3A)/B

→ **Bonus multiple remains positive until C drops below negative 7.3x of A**

→ **C=negative 7.3A= negative 7.3*$675K= negative $5mm**

**Based on FY 2020 EVA plan for Corporate Total, NEOs can earn positive bonus until a $5 million of EVA decline (negative 730% of target improvement)!**

Source: SEC Filings, Legion Partners' Estimates

Note: Chart uses FY 2020 Corporate Total Target EVA Improvement of $675k and Incremental Improvement Interval of $5.6mm for illustration purpose

# Declining Target EVA Improvement vs. Rising Pay

## While the target EVA improvement for every business unit has declined to around 1/3 of FY 2013 level in FY 2020, CEO's estimated target payout during this period has grown by 15%

Target EVA Improvement vs. Former CEO Robert Dennis' Estimated Target Payout


Indexed to 100% in FY 2013
$827
$827
$851
$921
$921
$948
$948
$948
36%
25%
29%
33%
FY 2013
FY 2014
FY 2015
FY 2016
FY 2017
FY 2018
FY 2019
FY 2020
Journeys
Johnston & Murphy
Schuh
Licensed Brands
Lids Sports
Robert Dennis Est. Target Payout

Source: SEC Filings, Legion Partners' Estimates

# Incumbents and Insiders Maintain Concerning Interlocks


1 Matthew C. Diamond Director
2 Thurgood Marshall, Jr. Director
3 Joanna Barsh Director
4 Kevin P. McDermott Director
5 John F. Lambros Director
Historic Related Party Transactions
NASHVILLE AREA
0 Robert J. Dennis Ex. CEO/Chairman
A Mimi E. Vaughn CEO/Chairman
B Thomas A. George Interim CFO
C Brently G. Baxter CAO
D Parag D. Desai SVP
To Retire at 2021 AGM
Newly Appointed
6 Kathleen Mason Director
7 Marty G. Dickens Director
8 Angel R. Martinez Director
9 Mary E. Meixelsperger Director
10 Gregory A. Sandfort Director

McKinsey & Company: 0, 3, A, D

Morgan Lewis: G, 2

AT&T: G, 7

KPMG: 4, C

Pinnacle Financial Partners: 4, 7

Deckers Brands: 8, B

CoreCivic: 0, 2

Harvard Business School: 0, 1, 5, A

Harpeth Capital Investment Bankers: 0, 7

NASHVILLE AREA: 0, 4, 7, 10, A, C, D

***The List of Relationships Goes on…***

SunTrust | Dollar General | Cracker Barrel Old Country Store | Vanderbilt University Owen Graduate School of Management …

Source: SEC Filings, Legion Partners' Research

# High Geographical Concentration Amongst Board Members

## Board members are concentrated in Nashville area, where Genesco is headquartered, and surrounding states


California
Angel R. Martinez
Tennessee
Kevin P. McDermott
Marty G. Dickens
Gregory A. Sandfort
Mimi E. Vaughn
Kentucky
Mary E. Meixelsperger
Connecticut
Matthew C. Diamond[1]
John F. Lambros[2]
New York
Joanna Barsh
John F. Lambros[2]
Virginia
Thurgood Marshall, Jr
South Carolina
Kathleen J. Mason
Matthew C. Diamond[1]

Note: (1) Matthew C. Diamond owns properties in both Connecticut and South Carolina; (2) John F. Lambros lived exclusively in New York City and Connecticut during his professional career.
Source: SEC Filings, Press Releases, Legion Partners' Research

# Legion's Settlement Talks with Genesco

## GCO Board clearly demonstrates its dysfunction during settlement talks – chooses to spend $8.5 million to protect Matthew C. Diamond

- **For nearly 3 weeks in May 2021, Legion tried to avoid a proxy contest with Genesco**
- Direct discussions between Legion and Chairwoman and CEO Mimi Vaughn and Lead Independent Director Matthew Diamond were not productive as they reacted negatively to our request to see substantial change on the Board, including the retirements of several long-tenured directors
- During these direct discussions, Ms. Vaughn and Mr. Diamond indicated that the Board planned to add two directors they had identified to the Board and would not commit to any existing director stepping off the Board
- Counsels to Legion and Genesco then tried to engage in settlement discussions
  - The Company's last proposal made through counsel was to add three directors they identified plus one Legion nominee to the Board, with two long-tenured directors stepping off at the 2021 Annual Meeting, while Mr. Diamond, a 20-year tenured director, would remain on the Board
- **Legion was willing to accept this offer, and just a single board seat, if Mr. Diamond would agree to step off by next year's annual meeting – the Company rejected this counterproposal and announced its self-refresh the same day**
- **While presiding over abysmal stock performance throughout his excessive 20-year tenure, Matthew Diamond has clearly gained outsized influence over Geneseo's Board and the Company's recent disclosure of an astonishing $8.5m budget to defend his seat reeks of Entrenchment**

**After reviewing Genesco's three new director additions, two of whom appear to have prior connections to management/the Board, Legion understands now why Mr. Diamond would not agree to retire – next year – after then 21 years on the Board: this Board simply desires to maintain the status quo**

Source: SEC Filings, Legion Partners' Research

# Genesco Refused to Use a Universal Proxy Card

## We suggested the use of a universal proxy card for the upcoming election to allow shareholders the best opportunity to select the best nine directors to represent shareholders

| | |
|---|---|
| **May 24, 2021** | ▪ Legion requested that the Board agree to the use of a universal proxy card for the 2021 Annual Meeting |
| **May 27, 2021** | ▪ Legion sent a follow up letter to the Company regarding the use of a universal proxy card<br>▪ The Company's general counsel responded by email that the Company had been focused on its earnings announcement but was reviewing Legion's proposal to use a universal proxy card |
| **June 1, 2021** | ▪ Legion publicly reiterated its proposal of a universal proxy card |
| **June 7, 2021** | ▪ **On June 7, 2021, Legion's counsel received a letter from the Company's general counsel refusing Legion's request for the use of a universal proxy card at the 2021 Annual Meeting** |

**If the Company genuinely believes that 20-year tenured director Matthew Diamond and other long-serving incumbents are such world-class board members with the optimal blend of relevant experience and expertise, it should embrace a universal card**

Source: SEC Filings, Legion Partners' Research

# To Fix the Company, We Must Fix the Board

## We are seeking to replace FOUR incumbent directors, the majority of whom have led the Board over long periods of underperformance and appear to lack experience that a modern footwear retailer would require



### Matthew C. Diamond (52)

***Relative TSR: (3,446%)***

*Lead Independent Director & Chair of Nominating and Governance Committee*

**Director since 2001 (20 Years)**

- Career in digital media and marketing – has been unable to translate his background to help Genesco's failing digital initiatives
- Piles of lawsuits alleged – failure to pay, breach of fiduciary duties, fraud claims and copyright infringement
- 20-year tenure affects Diamond's independence, and he is not the logical choice for Lead Independent Director or to lead the Board's recent unilateral refresh



### Thurgood Marshall, Jr. (64)

***Relative TSR: (258%)***

*Member of Compensation Committee*

**Director since 2012 (9 Yrs.)**

- Career lawyer and lobbyist at Morgan, Lewis & Bockius LLP, a firm Genesco paid for services for many years, with no other retail or consumer experience
- Serves on the board of CoreCivic Inc., an operator of private prisons, with former Genesco Chairman and CEO Robert J. Dennis
- ISS has recommended CoreCivic shareholders withhold votes for Mr. Marshall, Jr., citing **material governance failures** for four straight years, from 2017 to 2020



### Joanna Barsh (68)

***Relative TSR: (176%)***

*Chair of Compensation Committee*

**Director since 2013 (8 Yrs.)**

- Career consultant at McKinsey, the same firm where both GCO's current and previous Chairman/CEO, and another GCO executive previously worked
- During her first year as the Chair of the Compensation Committee, Ms. Barsh approved $13.1mm in payouts to Genesco's top five executives in 2020, the highest amount since 2014, when operating profit was around half of the 2014 level



### Kevin P. McDermott (67)

***Relative TSR: (279%)***

*Chair of Audit Committee*

**Director since 2016 (5 Yrs.)**

- Career accountant at KPMG LLP Nashville, the same office where GCO's previous long-tenured Chair of Audit Committee, William F. Blaufuss, Jr., also worked, with no other retail or consumer experience
- Served as the Chief Audit Executive for Pinnacle Financial Partners, where long-tenured GCO director Marty Dickens serves as a director
- ISS and Glass Lewis recommended withhold for Mr. McDermott at Daktronics in 2019 for adopting a poison pill without shareholder approval

Source: Capital IQ, SEC Filings, Legion Partners' Research

Note: Relative TSR represents GCO's Relative TSR over each incumbent director's tenure vs. Peer Group. Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX. TSR data assumes that Diamond and Marshall, Jr. were appointed on January 1st in their year of appointment due to lack of detailed information

# An Ineffective Long-Tenured Lead Director with Problematic Career

## 20-year tenured Board member and current Lead Director Matthew C. Diamond has controlled key leadership positions for decades – we believe he is responsible for the consistent underperformance, inflated compensation and misalignment with shareholders



**Tenure: 20 years**

***Relative TSR: (3,446%)[1]***

| Proxy Year | '01 | '02 | '03 | '04 | '05 | '06 | '07 | '08 | '09 | '10 | '11 | '12 | '13 | '14 | '15 | '16 | '17 | '18 | '19 | '20 | '21 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Matthew C. Diamond | Director | Director | Director | Director | Director | Compensation Committee Chair | Compensation Committee Chair | Compensation Committee Chair | Compensation Committee Chair | Compensation Committee Chair | Compensation Committee Chair | Compensation Committee Chair | Compensation Committee Chair | Compensation Committee Chair | Compensation Committee Chair | Compensation Committee Chair | Compensation Committee Chair | Compensation Committee Chair | Compensation Committee Chair | Lead Director and Nominating and Governance Committee Chair | Lead Director and Nominating and Governance Committee Chair |

Legend: Lead Director and Nominating and Governance Committee Chair | Compensation Committee Chair | Director

**While the Board notes "his knowledge of digital media and direct marketing", the reality is that the digital penetration of Genesco portfolio is disgracefully far behind its peers**

### Journeys' Digital Penetration vs. Other Retailers (Pre-COVID)


Teens' Retailers Median: 29%
Other National Brand Retailers Median: 24%
40%
33%
32%
30%
29%
25%
24%
16%
9%
33%
26%
24%
20%
16%
URBN
ANF
Nike
AEO
LULU
GPS
Finish Line
FL
Journeys
JWN
M
KSS
JCPenney
DKS
Teens' Retailer Digital Penetration
Other National Brand Retailers Digital Penetration
Teens' Retailer Median
Other National Brand Retailers Median

**We believe Diamond's excessive tenure compromises his independence and his track record should not qualify him as the Lead Director, Chair of the Nominating and Governance Committee or Compensation Committee**

Source: Capital IQ, SEC Filings, Legion Partners' Research

Note: 1. Represents GCO's Relative TSR over Diamond's tenure vs. Peer Group. Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX. TSR data assumes that Diamond was appointed on January 1st in his year of appointment due to lack of detailed information

# Diamond Brings with Him a Poor Track Record Instead of “Experience”

**Mr. Diamond was the CEO of Defy Media LLC from 2013 to November 2018, when the company suddenly went out of business after apparently running out of funding – and prior to Defy, Mr. Diamond co-founded Alloy Media in 1996, took the company public in 1999, and helped take it private in 2010 with a TSR of negative 70%**

## Track Record Concerns

| | Track Record Concerns |
|---|---|
| **Allegations from Piles of Lawsuits** | Failure to pay, breach of fiduciary duties, fraud claims, and copyright infringement |
| **Problematic Career History as the CEO/Founder** | × Alloy Media – negative 70% of TSR as a public company<br>× Defy Media ceased operations after assets were frozen by creditors<br>× MOTOM – a startup from 2019 is still in “beta phase” and currently valued at $12k |
| **Questionable Digital Expertise** | × Digital penetration rates at GCO trail peers after Diamond’s 20 years of service with *“his knowledge of digital media and direct marketing”*<br>× GCO’s social media presence and engaging efforts are far behind peers<br>× GCO’s omnichannel operations are far behind peers |

## Allegations in Different Phases in Diamond’s Career…

*Defy Media stole **$1.7 million** in YouTube AdSense earning from 50 YouTube channels – A Content Creator And Former Employee*

*…behind in payments by **$101,583** – An Israeli-based Advertising Media Platform*

*… failed to pay **$118,000** – Proper Media*

*… failed to **$115,486** – Shandy Media*

**Chan v. Diamond lawsuit filed October 21, 2003:** *Named Alloy Inc. and other Alloy executives a derivative shareholder lawsuit alleging breach of fiduciary duties in allowing "material public misrepresentations" related to the company’s financials.*

*Defy Media and Diamond deliberately diverted funds that were due to the plaintiffs and to the plaintiff's clients in excess of **$200,000***

*– A Talent Agency Taken over by Defy Media*

Defy was the subject of 8 separate copyright infringement cases and one patent infringement case, where senior management failed to instill upon its staff an understanding of legal requirements that intellectual property can only be used when authorized by its owner

**Alloy Share Price Performance under Mr. Diamond’s leadership**


$100
$80
$60
$40
$20
$0
5/14/99
3/13/03
1/10/07
11/9/10
TSR: (70%)
Alloy Media Share Price

Source: Capital IQ, SEC Filings, Legion Partners’ Research

# Marshall Jr.'s Professional Connections to Genesco Seem Problematic

## Director Thurgood Marshall Jr. is a career lawyer and lobbyist, retired from a law firm used repeatedly in the past by Genesco – we believe his "expertise in corporate governance and oversight" has not been reflected in Genesco's governance history during his 9-year tenure


NO RETAIL
EXPERIENCE

**Tenure: 9 years**

***Relative TSR: (258%)[1]***

- Mr. Marshall Jr. has no other retail experience and serves on the board of CoreCivic Inc.(CCA), an operator of private prisons, with former Genesco Chairman and Chief Executive Officer Robert J. Dennis
  - Mr. Marshall Jr. also served as a lobbyist for Securus, that was later sued along with CCA for listening into inmate's phone calls with attorneys
- Institutional Shareholder Services (ISS) recommended **WITHHOLD** for Mr. Marshall Jr. at Corecivic in 2020, 2019, 2018 and 2017 citing **material governance failures**, and >20% of shareholders voted against him in the 3 most recent votes

**CoreCivic Withhold / Against Vote Results**


16.7%
21.7%
20.5%
21.4%
2017
2018
2019
2020
Withhold / Against

**How can a Board keep as its "corporate governance expert" a director that has repeatedly been cited for "material governance failures" by ISS?**

Source: Capital IQ, SEC Filings, Legion Partners' Research

Note: 1. Relative TSR represents GCO's Relative TSR over each incumbent director's tenure vs. Peer Group. Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX. TSR data assumes that Thurgood was appointed on January 1st in his year of appointment due to lack of detailed information

# Marshall Jr. Led a Series of Controversial Lobbying

## Does a paid lobbyist for a casino, asbestos defense, paid militia really bring unique and valuable perspective to Genesco?

| Key Elements | Marshall Jr.'s Involvement |
|---|---|
| SECURUS Technologies | ▪ Marshall Jr. lobbied for Securus, which had a $19 million contract with CoreCivic to run inmate telephones at its prisons<br>▪ **Securus was later sued along with CoreCivic for listening into inmates' phone calls with attorneys** |
| Artichoke Joe's Casino | ▪ Marshall Jr. lobbied for Artichoke Joe's, a California casino that was fined $8 million by FinCEN because it "turned a blind eye to loan sharking, suspicious transfers of high-value gaming chips, and flagrant criminal activity that occurred in plain sight."<br>▪ Artichoke Joe's received a record $5.3 million fine because it didn't tell state regulators about the FinCEN investigation |
| **Asbestos Study Group** | ▪ Marshall Jr. lobbied for Asbestos Study Group, an association of major companies that exposed workers to asbestos<br>▪ Sen. Ted Kennedy (DMA), whom Marshall Jr. worked for at one time, opposed an asbestos bailout bill because victim payouts were "based on highly questionable estimates of the number of companies that would be required to contribute and how much each one would pay, contained in a secret list known only to the Asbestos Study Group, the key lobbyists for the bill." |
| **Prince Group** Blackwater | ▪ Marshall Jr. lobbied for Prince Group that operated Blackwater, the military contractor that killed unarmed civilians in Iraq<br>▪ Four Blackwater employees were convicted in the killings – recently pardoned by former President Trump |
| Dean Foods | ▪ Marshall Jr. lobbied for Dean Foods, one of the largest dairies in the country<br>▪ While Marshall Jr. was its lobbyist, Dean Foods was sued by Black and Hispanic employees who said "they were called 'slaves' and that they found swastikas drawn on lockers and a noose hanging from a bulletin board," and that a Confederate flag, and "The South will rise again" and "white power" were scrawled on a men's room wall |

GENESCO — We Live our Values Everyday

**We fail to see how a lobbyist for a casino, asbestos defense, paid militia, etc. aligns with Genesco's everyday values**

Source: SEC Filings, Legion Partners' Research

# Connected to NEOs, Barsh Also Leads Questionable Compensation Program

## Joanna Barsh has served on Genesco's Board for nearly eight years, has no modern retail operations experience and previously worked as a consultant at McKinsey & Company


NO RETAIL OPS
EXPERIENCE

**Tenure: 7 years**

***Relative TSR: (176%)[1]***

- McKinsey & Company is the same firm where a number of Genesco executives previously worked
  - Mimi E. Vaughn (current Chairman and Chief Executive Officer)
  - Robert J. Dennis (former Genesco Chairman and Chief Executive Officer)
  - Parag D. Desai (current Genesco Chief Strategy and Digital Officer)
- As Chair of the Board's Compensation Committee, Ms. Barsh has overseen a compensation structure that we believe is not aligned with shareholders and has provided increasing payouts for declining performance
- During her first year as the Chair of the Compensation Committee, Ms. Barsh approved $13.1 million in payouts to Genesco's top five executives in 2020, the highest amount since 2014, when operating profit was around half of the 2014 level

**Operating Profit ($mm)**


$163
$83
FY 2014
FY 2020

***Misaligned***

**NEOs' Compensation ($mm)**


$9.2
$13.1
FY 2014
FY 2020

Source: Capital IQ, SEC Filings, Legion Partners' Research
Note: 1. Relative TSR represents GCO's Relative TSR over each incumbent director's tenure vs. Peer Group. Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX.

# Barsh's Retail Experience Pre-Dated Digital Era

**Despite her being a Director Emerita at McKinsey – we believe Barsh's retail consulting experience before her retirement in 2013 is no longer relevant to the current digital world**

- Ms. Barsh consulted consumer-facing clients for over 30 years at McKinsey
- When she retired in 2013, mall-based retail e-commerce penetration was at around 10%, while it has passed 40% during COVID

Mall-based retail and Department Store eComm Penetration (% of total sales)


50%
40%
30%
20%
10%
0%
Ms. Barsh's Retail Consulting Career
Accelerating Digital Trend
8%
26%
44%
36%
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021e

**With Joanna's "expertise gained through more than three decades of" consulting, Genesco's digital penetration was 11% pre-COVID, almost reaching the industry level when Barsh retired**

Source: Capital IQ, SEC Filings, Morgan Stanley Research, Legion Partners' Research

# McDermott Has Multiple Ties to GCO Board and Lacks Relevant Qualifications

## Director Kevin P. McDermott is a retired accounting executive from KPMG – we believe the poor TSR track record at Daktronics under his chairmanship reveals his level of ineffectiveness and accountability


NO RETAIL
EXPERIENCE

**Tenure: 5 years**

***Relative TSR: (279%)[1]***

- As a KPMG veteran, McDermott was most recently the Chief Audit Executive for Pinnacle Financial Partners, a publicly traded (NASDAQ: PNFP) bank holding company headquartered in Nashville, Tennessee
  - Notably, Marty Dickens, with whom McDermott has served on the GCO Board, is a prominent member of Pinnacle's board of directors
- We have reason to believe that Mr. McDermott was referred to the Board by William F. Blaufuss, Jr., a fellow retired partner from KPMG LLP and GCO Director from 2004 to 2016 – an example of the Board's relationship-based self-directed refresh[2]
- As the Director of Daktronics since 2015, and now Chairman and Lead Independent Director, Mr. McDermott has overseen a total shareholder return of a negative 33%

**Daktronics** Share **Price Performance during Mr. McDermott's Tenure**


$14
$12
$10
$8
$6
$4
$2
$0
TSR: (33%)
6/17/15
12/27/15
7/7/16
1/16/17
7/28/17
2/6/18
8/18/18
2/27/19
9/8/19
3/19/20
9/28/20
4/9/21
Daktronics Share Price

**Daktronics 2019 Withhold Vote Result**


35%
DAKTRONICS
Withhold

**ISS and Glass Lewis recommended withhold for Mr. McDermott at Daktronics in 2019 for adopting a poison pill without prior shareholder approval**

Source: Capital IQ, SEC Filings, Legion Partners' Research

Note: 1. Relative TSR represents GCO's Relative TSR over each incumbent director's tenure vs. Peer Group. Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX. 2. Both McDermott and Blaufuss Jr. were Partners at KPMG Nashville – Blaufuss Jr. worked at KPMG for 37 years until his retirement in 2000, and McDermott worked at KPMG for 33 years until his retirement in 2013

# GCO's Recent Partial Refreshment Invites Scrutiny

## We believe Genesco's partial refreshment following our nomination was inadequate to break the culture of entrenchment, self-interest and underperformance in the boardroom



**Angel R. Martinez (66)**
*Retired CEO/Chairman, Deckers Brands*



**Mary E. Meixelsperger (61)**
*CFO, Valvoline*



**Gregory A. Sandfort (66)**
*Former CEO/Director, Tractor Supply Company*

- ✘ Lack of necessary independence
- ✘ Track record of operational efficiency
- ✘ Track record of capital allocation
- ✘ Up-to-date retail experience
- ✘ **We do not have confidence that the Board's eleventh-hour refresh, conducted only after we launched a proxy contest and following its delay of the annual meeting by a month, will be sufficient to improve the Board's culture and performance to the long-term satisfaction of shareholders – rather, it was done in defense of the status-quo**

Source: SEC Filings, Legion Partners' Research

# Martinez Worked Closely Together with GCO's Interim CFO for 7 Years

## Angel Martinez and Genesco's interim Chief Financial Officer Thomas A. George previously worked together in the c-suite at Deckers Outdoor Corporation ("Deckers"), leading us to question how authentic the Company's search process was



- Most recently, Martinez was CEO of Deckers from April 2005 to May 2016 and Chairman of the Board from May 2008 until August 2017
  - In May and August 2012, shareholders filed two federal class action lawsuits against Deckers, Martinez and Thomas A. George, claiming that defendants had made "materially false and misleading statements during the Class Period in press releases, analyst conference calls, and in the Company's filings with the SEC"
  - In 2017, following Marcato's nomination of a full slate of nominees, Martinez stepped down from Deckers' Board

- **Deckers' operating margin dropped from 21% in FY'11 to 9% in FY'17 – its board and management had failed repeatedly to achieve margin targets**

| Who/When | Target | Result |
|---|---|---|
| **Thomas George, CFO, 2/23/12 Deckers earnings call** | *"…we think longer term, we can still -- we still are targeting an operating income margin of 20%."* | MISS |
| **Angel Martinez, CEO, 2/27/14 Deckers earnings call** | *"We have talked previously about a 15% operating margin goal. That continues to be the target and we anticipate achieving this primarily through gross margin expansion that will come from lower input costs and increased penetration of our direct-to-consumer channel."* | MISS |

**Marcato's Letter to Shareholders:** *"Our concerns are supported by a review of Deckers' history of underperformance, which is not the result of one-off events beyond the Company's control, but is instead attributable to years of poor decision making and operational neglect, highlighted by a failed retail expansion strategy, runaway corporate expenses, and wasteful capital allocation."*

**These issues are similar to those that have plagued Genesco for years**

Source: SEC Filings, Legion Partners' Research

# Meixelsperger Brings Irrelevant and Lackluster Background

## Mary Meixelsperger has very little successful retailing experience in her background



- Ms. Meixelsperger spent the bulk of her career at Shopko before that store chain ultimately filed for bankruptcy
- While GCO highlighted her experience at Designer Brands, Inc. (NYSE: DBI), she only had a very short stint of less than 26 months there before she quit to pursue her current job working at an automotive servicing business
  - From April 2014 to June 2016, Meixelsperger was Senior Vice President and Chief Financial Officer of Designer Shoe Warehouse

| Meixelsperger's Career History | | What Happened |
| --- | --- | --- |
| **Early Career** | CUNA Credit Union National Association | Terminated from CUNA and referenced in a 2008 complaint filed against CUNA with the Wisconsin Equal Opportunities Commission by a former CUNA executive (Michael J. Miller) |
| **2006-2014** | SHOPKO my life. my style. my store. | In June 2019, all Shopko stores ceased operations |
| **2014-2016** | db DESIGNER BRANDS | Resigned after a two-year tenure, after *"DSW recently missed expectations for both profits and sales in a difficult first quarter of fiscal 2016. Net income fell 37% and same-store sales also declined…"* |
| **2016-Present** | Valvoline | Irrelevant to footwear or retailing industry |

Source: Capital IQ, SEC Filings, Press Releases, Legion Partners' Research

# Sandfort is Another Nashville Executive with Questionable Credentials

## Greg Sandfort is a prominent member of the greater Nashville area, where the Company's headquarters are located and where the Board's selections have historically been biased



- Sandfort was among the most highly compensated executives in Tennessee, earning salary and stock awards worth $9.3 million in 2018 and $8.7 million in 2019
- We are also concerned with Mr. Sandfort's history of changing credentials, particularly his educational background – some of his biographies note he "studied" at the University of Louisville while other indicate he earned a "B.S." in business administration and science
  - **<u>IN FACT, HE NEVER EARNED THE DEGREE</u>**

Copyright 1997 PR Newswire Association, Inc.

**Section:** Financial News

**Length:** 216 words

**Dateline:** HOFFMAN ESTATES, Ill., Dec. 29

**Body**

Sears, Roebuck and Co. (NYSE: S) today named ***Greg*** ***Sandfort*** vice president and general merchandise manager, children's - full-line stores, effective January 5, 1998, with responsibility for all children's apparel, baby hardlines and funtronics.
Sandfort, 42, has been vice president and general merchandise manager, childrenswear for Belk Stores Services, Inc. in Charlotte, N.C., since 1994.

"Greg is a recognized leader in the children's apparel industry," said Robert L. Mettler, president of merchandising - full-line stores, "and we're very pleased to have such an outstanding merchandising executive join our team." Sandfort will report to Meg Rist, vice president, men's and children's apparel.

Prior to Belk, Sandfort was vice president and general merchandise manager, childrenswear at Lazarus, a division of Federated Department Stores, in Cincinnati, Ohio.

Sandfort holds a B.S. degree in business administration from the University of ***Louisville***.

| | |
|---|---|
| **Name On School's Records:** | **GREGORY SANDFORT** |
| **Degree Title:** | **Enrollment Only** |
| **Official Name of School:** | **UNIVERSITY OF LOUISVILLE** |
| **Dates of Attendance:** | **08/30/1973 to 06/12/1979** |

**For years, Genesco's cost structure has been bloated, which is why we doubt that a locally-sourced pick will be helpful in overseeing the tough cuts that could impact spending in the community**

Source: Capital IQ, SEC Filings, PR Newswire, University of Louisville Records, Legion Partners' Research

# Table of Contents

| | | |
|---|---|---|
| 1 | Executive Summary | 2 |
| 2 | Case for Change | 35 |
| 3 | Governance and Compensation Issues | 92 |
| 4 | Legion's Highly Qualified Nominees | 119 |
| 5 | Value Creation Ideas | 131 |
| 6 | Appendix | 170 |

*FY refers to fiscal year (FY 20 is the year ended February 1st, 2020)*

# Genesco's Board Requires A Further Refresh

- **Legion's nominees have key skillsets that remain lacking following recent Board refresh: capital allocation, ESG, turnaround, and marketing**
- **Legion's nominees have spent substantial time strategizing on how to materially improve shareholder returns**
- **A full strategic review will enable significant optimization of the current structure**

## Reset Strategy and Transform Culture

**Refocus Company and Transform Culture**

- Evaluate strategic alternatives and sell non-core businesses
- Improve corporate structure and governance
- Tie NEOs' compensation structure to KPIs[1]
- Lead in customer facing sustainability
- Develop an action plan to support diversity and inclusion

## Restore Profitability

**Reshape Cost Structure and Increase Capital Efficiency**

- Improve inventory turns
- Reduce corporate spending and store rent
- Unlock value trapped in real estate via sale-leaseback (SLB)

## Revive Growth

**Journeys as a Strategic Retail Partner and the Preferred Consumer Destination for Footwear**

- Identify customer and brand-partner value propositions to deepen relationships
- Increase share of wallet with improved product offerings and customer service
- Drive new customer acquisition via improved digital marketing and engagement

Note: 1. Represents Key Performance Indicators

# Legion's Nominees Have the Right Mix of Skills and Experience

## Marjorie L. Bowen

**Corporate governance and qualified NYSE and NASDAQ financial expert with 20-year career in investment banking at Houlihan Lokey**



HOULIHAN LOKEY
sequential brands group
GENESCO
CENTRIC BRANDS
TALBOTS

## Margenett Moore-Roberts

**Recognized leader in inclusion and diversity with experience across data & technology, digital media, software development, and marketing services**



IPG DXTRA
yahoo!
MUZE
telaria

## Dawn H. Robertson

**Experienced C-level executive of major retailers with extensive turnaround experience at Old Navy, Myer, Sak's Avenue, OCM, May Dept Stores, and Macy's**



splitit
macy's
GAP
OLD NAVY
Stein Mart
Saks Fifth Avenue
colesgroup
MYER MY STORE

## Hobart P. Sichel

**Former Chief Marketing Officer at Burlington and a key member of the leadership team that turned the business around and IPO'd the company**



Burlington
McKinsey & Company

# Our Nominees Bring a Relevant Track Record of Success



**Marjorie Bowen,** *Former MD at Houlihan Lokey, Former GCO Director*

*"My career has always been focused on driving shareholder value. I have nearly two decades of experience as an investment banker who specialized on advising boards of directors on how to first understand what drives, and then how to maximize, shareholder value. I shifted into the board room using my financial and governance expertise and have now served on over a dozen public and private companies boards over the past decade. I've built my reputation as a shareholder/constituent centric director, I work for the shareholders, and am focused solely those ownership interests and holding management and the entire board accountable. I'm often asked by larger institutions (for example, KKR and Blackrock) to join boards to assist through periods of necessary transition or change. I'm always \ focused on the value maximizing strategy and resulting execution. This is true with my prior role on the Genesco board, and every other board on which I've served. I believe that Genesco has tremendous opportunity to shift strategy and drive long term value, but structural change is needed and I'm well suited to oversee and contribute to that process."*



**Margenett Moore-Roberts,** *Chief D&I Officer at IPG DXTRA*

*"More than ever, companies are being held accountable for authentic and responsible engagement with the markets and customers they serve - ESG should be on every corporate agenda right now. I've worked at early-stage start-ups and large multi-national organizations across Media, Technology, Communications, and Graphics industries in functional roles across Product, Operations, Human Resources, and Sales. During my career, I've built strategic business units from scratch and led the growth of businesses that have generated more than $100M in revenues and I've learned that long-term growth and scale come from a deep understanding and respect for the needs of the customer. That understanding comes from having the right perspectives and lived experiences of the customer in the rooms where key decisions are made - especially in the Boardrooms. My experience as a Chief Inclusion, Equity, & Diversity Officer and a strategic Sales Leader allow me to operate at the intersection of diversity, equity, inclusion and market impact. As a member of the Genesco Board, I will ensure that the voice and perspective of all customers is considered in every decision, and I look forward to collaborating with my fellow board members to balance growth with positive impact on people, business, and society."*



**Dawn Robertson,** *Experienced C-level Retail Executive*

*"With over 24 years of leading retail companies internationally and in the USA both large and small, with restructuring focused on driving growth and improving weak margins with clear operational alignment has proven to me that regardless of the size, the focus on opening new channels for innovation and growth while balancing cost control, competition, building powerful teams, and constantly re assessing the customer focus does not change. My executive retail experience of setting strategy balanced with constant cost focus and on changing consumer trends has led to strong results as a public board chair. It has enabled me to understand the CEO and management challenges and an ability to help support them while driving change."*



**Bart Sichel,** *Former Burlington Stores CMO, Former McKinsey Partner*

*"I've been part of and supported quite a few business transformations, and they are hard to pull off, but very rewarding when they do. I see great promise in GCO that requires some big strategic changes to the way they run the business, including structural changes that are hard to get right. Assembling a balance of diverse backgrounds and skills on a governing board is critical, and I believe I add the marketing, digital, retail operations, and change management background that needs to be part of that blend. Thomas Jefferson is credited with saying he was a great believer in luck, and that the harder he worked, the more luck he had. GCO can't count on luck to drive performance, they need to do the hard work to earn it, and I would be pleased to be part of that process."*

# Legion Partners' Nominee: Marjorie L. Bowen

## We believe that Ms. Bowen's extensive board experience across 10 companies, including significant capital allocation and corporate governance experience, coupled with her investment banking and financial expertise would make her a valuable asset to the Board



**Marjorie L. Bowen**
(Age: 56)

HOULIHAN LOKEY

CENTRIC BRANDS

GENESCO

TALBOTS

- **Marjorie L. Bowen is an experienced public company director with extensive knowledge of corporate governance, capital markets strategies and strategic transactions**
  - Ms. Bowen previously served a one-year term as an independent director of Genesco from 2018-2019. During that period, she actively monitored the successful sale process for Lids, and participated in the consideration of other strategic alternatives. Her prior tenure as a director will allow her to immediately understand the Company, its operations, and challenges
  - Ms. Bowen has served as a director at over a dozen public and privately held companies, including Genesco and other industry participants such as Centric Brands and Talbots
  - As a qualified NYSE and NASDAQ financial expert, Ms. Bowen has experience chairing Special Committees, Audit Committees, and Restructuring/Strategic Committees
  - She also has experience serving as a director in situations that call for improved governance, transparency and accountability
  - Prior to her directorships, Ms. Bowen had a nearly 20-year career in investment banking at Houlihan Lokey, serving as Managing Director from 1997 to 2008 and heading its industry leading fairness opinion practice. During her tenure at Houlihan Lokey, Ms. Bowen was the most senior woman at the firm
  - As both an investment banker and corporate director, Ms. Bowen has experience across different types of corporate finance and M&A transactions for both healthy and distressed companies
  - In addition to the retail experience above, she has broad industry experience, including a focus in real estate intensive and related industries while at Houlihan Lokey
  - Ms. Bowen holds a B.A. and graduated cum laude from Colgate University in 1987. She holds an M.B.A., with a concentration in Finance from the University of Chicago in 1989

Source: SEC Filings

# Marjorie L. Bowen – Refocused GCO via Sale of Lids

**Ms. Bowen previously served a one-year term as an independent director of Genesco from 2018 to 2019, when she actively monitored the successful sale process for the struggling Lids business, driving the Company to refocus on its core footwear business**


Lids' Net Sales and Operating Margin Performance
SOLD
$759
$791
$821
$903
$976
$848
$779
11.3%
10.5%
7.8%
5.4%
1.7%
4.9%
1.5%
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016
FY 2017
FY 2018
Net Sales
Operating Income (Loss) Margin %

**Management acknowledgement:** *"Under new ownership, the very talented team at Lids will continue to have the opportunity to realize the potential in this business. We look forward to closing the transaction and devoting the full attention of Genesco's management team to the opportunities we see in a footwear-focused company."*

*– Robert J. Dennis, Former Chairman, President & CEO, 12/14/2018*

Source: SEC Filings, Legion Partners' Estimates, Press Releases

# Legion Partners' Nominee: Margenett Moore-Roberts

## We believe that Ms. Moore-Roberts' broad functional experience in operations, account management, customer service, product management, human resources and business strategy across a variety of industries, including digital media, technology, data management and licensing, marketing services, communications, and software development, would make her a valuable asset to the Board



**Margenett Moore-Roberts**
(Age: 50)

- **Margenett Moore-Roberts is a seasoned marketing strategist and an expert in diversity and inclusion initiatives**
  - Ms. Moore-Roberts serves as Chief Inclusion & Diversity Officer for IPG DXTRA, a global collective of 28 marketing services and agency brands as a part of Interpublic Group (NYSE: IPG), since January 2020
  - Previously, Ms. Moore-Roberts held Corporate Diversity & Inclusion leadership roles at Golin and Yahoo. She served as VP and Global Head of Inclusive Diversity at Yahoo from 2016 to 2017 and established Yahoo's first Office of Inclusive Diversity as a global Center of Excellence. She also established and led the growth of Yahoo's first video advertising network
  - Prior to joining Yahoo in 2011, she served as VP of Client Services & Ad Operations at Scanscout / Tremor Video (now known as Telaria) from 2007 to 2011 and VP of Client Services at Muze from 2001 to 2007
  - Ms. Moore-Roberts holds a B.A. from Otterbein University

IPG DXTRA

yahoo!

MUZE

telaria

Source: Legion Partners' Research

# Legion Partners' Nominee: Dawn H. Robertson

## We believe that Ms. Robertson's extensive experience in the retail industry and executive roles coupled with her service on corporate boards would make her a valuable asset to the Board



**Dawn H. Robertson**
(Age: 65)

- **Dawn H. Robertson is a proven retail executive with significant operational, omnichannel and marketing experience**
  - Ms. Robertson has served as Independent Non-Executive Chairman at Splitit Payments Ltd (OTCMKTS: STTTF) since February 2021 and previously served as a Director of the Company
  - Ms. Robertson serves as the CEO of On Campus Marketing, a nationwide leader in endorsed marketing to college students and parents since 2018
  - Ms. Robertson is a business leader of major retailers, department stores and startups with extensive turnaround experience at Old Navy, Myer, Sak's Avenue, OCM, May Dept Stores, and Macy's – She has 26 years' expertise at the executive management level
  - Ms. Robertson served as the Chief Executive Officer of Stein Mart Inc. in 2016
  - Ms. Robertson served as the President of Old Navy, Inc. from November 2006 to February 2008
  - She served as Managing Director of Myer Grace Bros of Coles Group Limited from 2002 to 2006
  - She has extensive omnichannel experience, including the development and launch of Macys.com and Bloomingdales.com and currently as CEO of OCM, an online retailer of college dorm essentials
  - Ms. Robertson is a graduate from Auburn University with a BA in Fashion Merchandising

Source: Legion Partners' Research

# Dawn Robertson – Successful Myer Turnaround

**As the former Managing Director of Myer Department Stores, the largest store in Australia, Ms. Robertson developed and executed a new strategy for the department store, achieved strong EBIT turnaround, spearheaded board-initiated sale process of the company, and sold it for A$1.4 billion, significantly beating market expectations of A$700 million**

APPLIANCE RETAILER

“

*The [A$900] million price-tag is understood to be a best-case scenario for Coles Myer, with Newbridge Capital’s bid said to be well above the figure offered by its nearest competitors*


MYER
MYER
MIMCO

**Coles Myer acknowledgement:** *“When Dawn came to Myer four years ago, she took over a poorly performing business which she and her team have restored both as an icon fashion brand and a sustainably profitable business…the level of interest and the price achieved for Myer and the Myer Melbourne property, reflected the strength of the business and the success of its turnaround strategy under Robertson.”*

*– John E. Fletcher, Former Coles Myer CEO, 03/13/2006*

Source: Legion Partners’ Research

# Legion Partners' Nominee: Hobart P. Sichel

## We believe Mr. Sichel's 25-year record of success in the retail, media, and financial service sectors, as well as his deep expertise in marketing, digital transformation, and corporate strategy, make him highly qualified to serve on the Board



**Hobart P. Sichel**
(Age: 56)

- **Hobart P. Sichel is a proven marketing leader and veteran c-level executive in the retail space**
  - Mr. Sichel is the President of bps Captura, an independent advisory and consulting firm to senior corporate leaders, private equity firms, and boards across multiple consumer-facing industries, since 2019
  - Mr. Sichel previously worked at Burlington Stores from 2011 to 2019, where he served as Executive Vice President and Chief Marketing Officer. He was a key member of the leadership team that turned the business around and launched its initial public offering
  - At Burlington, Mr. Sichel was responsible for marketing, corporate strategy and the company's push into e-commerce
  - Prior to joining Burlington and since 1998, Mr. Sichel served as a Principal at McKinsey & Company. He was a leader in McKinsey's Marketing and Retail practices in North America. Prior to 1998, Mr. Sichel worked in various capacities across consumer facing industries including retail, e-commerce, packaged goods, financial services, and media
  - Mr. Sichel holds an M.B.A. from Columbia University and a B.A. from Vassar College

Burlington

McKinsey & Company

Source: Legion Partners' Research

# Hobart Sichel – Burlington Stores' Value Creation

**As the former Chief Marketing Officer (CMO) at Burlington Stores, Bart was an integral member of the dedicated executive management team that turned the business around and took the company public – BURL stock price increased by ~6x over his tenure**


BURL Share Price Performance during Bart's Tenure
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
10/2/13
9/26/14
9/20/15
9/13/16
9/7/17
9/1/18
8/26/19
$25 at IPO
$174
+595%
BURL Share Price

BARRON'S

*"Since the company returned to the public markets in 2013, its stock has risen at an annualized rate of 51%, well ahead of the Russell 2000 Index's 8.3% annual rise and the S&P 500's 12.5% gain."*

*– 05/03/2019*

Source: Capital IQ, Legion Partners' Research

# Hobart Sichel – Burlington Stores Value Creation (Cont.)

**During Bart's tenure as CMO, advertising cost as a percentage of total revenue declined from 2.0% to 1.0% while fueling 30% compounding comparable store sales growth**


Burlington's Compounding Comparable Store Sales Growth vs. Advertising Cost Reduction During Bart's Tenure
2.0%
1.9%
1.8%
1.7%
1.5%
1.4%
1.2%
1.0%
1%
6%
11%
13%
19%
23%
27%
30%
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016
FY 2017
FY 2018
FY 2019
Compounding Comparable Store Sales Growth
Advertising Cost as % of Total Revenue

**Burlington acknowledgement:** *"Our successful TV testimonial campaign has generated positive customer sentiment and strong brand recall. Also, we have been pleased with the results of our ongoing personalized marketing efforts, where we are able to deliver the most relevant content to customers in ways that matter most to them, including digital, mobile and social media. As mentioned previously, our dollar marketing spend will be comparable to prior years, though we will continue to incrementally shift into digital media."*

*– Thomas A. Kingsbury, Former BURL Chairman, President & CEO, 05/31/2018*

Source: Capital IQ, Legion Partners' Research

# Table of Contents

| | | |
|---|---|---|
| 1 | Executive Summary | 2 |
| 2 | Case for Change | 35 |
| 3 | Governance and Compensation Issues | 92 |
| 4 | Legion's Highly Qualified Nominees | 119 |
| **5** | **Value Creation Ideas** | **131** |
| 6 | Appendix | 170 |

*FY refers to fiscal year (FY 20 is the year ended February 1st, 2020)*

# The Value Creation Opportunity

**Simplify and improve Genesco to be the preferred teen destination for footwear and a strategic retail partner for brands**


Revive Growth
Restore Profitability
Reset Strategy and Transform Culture
1a
1b
2
3
Reset Strategy: Strategic Reviews
Transform Culture: Modern and Performance Driven
Reshape Cost Structure and Increase Capital Efficiency
Brand Partner Proposition: Complementary to Mono-Brand Channels
Consumer Value Proposition: Culturally Relevant and Digitally Present
Retain and Acquire Customers
Increase Share of Wallet

# The Value Creation Opportunity (Cont.)

**Key Steps**

## Reset Strategy and Transform Culture

**1 Refocus Company and Transform Culture**

- Evaluate strategic alternatives and sell non-core businesses
- Improve corporate structure and governance
- Tie NEOs' compensation structure to KPIs[1]
- Lead in customer facing sustainability
- Develop an action plan to support diversity and inclusion

**Impact**

- ✓ **Annual G&A savings of $20-30 million**
- ✓ **Generate ~$350 million from non-core businesses sale**

## Restore Profitability

**2 Reshape Cost Structure and Increase Capital Efficiency**

- Improve inventory turns
- Reduce corporate spending and store rent
- Unlock value trapped in real estate via sale-leaseback (SLB)

**Impact**

- ✓ **Increase Journeys segment EBITDA margin by 2% from 8% to 10%**

## Revive Growth

**3 Journeys as a Strategic Retail Partner and the Preferred Consumer Destination for Footwear**

- Identify customer and brand-partner value propositions to deepen relationships
- Increase share of wallet with improved product offerings and customer service
- Drive new customer acquisition via improved digital marketing and engagement

**Impact**

- ✓ **Grow sales by 4-6% annually**

Note: 1. Represents Key Performance Indicators

# The Value Creation Opportunity

## 1a Reset Strategy: Strategic Reviews


The Value Creation Opportunity: EPS Improvement
$4.58
$5.05
$0.30
$1.19
$0.94
$1.61
$2.15
$1.77
$13.03
Status Quo (FY 2020)
Status Quo (Adjusted)
Sale-Leaseback
Buyback w/ Excess Cash
Non-Core Asset Sale
Corporate Cost Reduction
Journeys' Margin Expansion
Journeys' Sales Growth
EPS Target

Source: Legion Partners' Estimates. Note: Status quo EPS of $4.58 reflects FY 2020 adjusted EPS as reported by the Company. Status quo (adjusted) EPS reflects FY 2020 Adj. Net Income divided by shares outstanding as of fiscal year end 2021. Sale-leaseback assumes $87mm of share buyback at share price of $65. Buyback with excess cash assumes $164mm of share buyback at share price of $70, allowing the Company to have $50mm of net cash on balance sheet. Non-core asset sale assumes $282mm of share buyback at share price of $75 to $90 (please refer to slide 136 for details). Corporate cost reduction assumes $15mm of annual cost reduction. Journeys' margin expansion assumes 100bps expansion vs. FY 2020 (pre-COVID) level. Journeys' sales growth assumes 5% annual growth for 3 years vs. FY 2020 level. All non-reported EPS calculations assume a tax rate of 25%.

# Opportunity to Refocus via Non-Core Business Sales

**Rationalize Footwear Conglomerate Structure – we believe Genesco should conduct a full strategic review over the next 18-24 months, and immediately reduce corporate costs**

GENESCO

Sales: $2,197mm
EBITDA: $146mm

Corporate center that sees itself as a private equity firm, making acquisitions, allocating capital between and within the two businesses and poorly shared services

EBITDA: ($38mm)

## Retailer of Third-Party Footwear Brands

Journeys, Journeys Kidz, Little Burgundy

Sales: $1,461
EBITDA: $144mm

schuh

Sales: $374mm
EBITDA: $16mm

## Portfolio of Footwear Brands

Johnston & Murphy

Licensed Brands ( Levi's, Dockers, Bass )

Sales: $301mm
EBITDA: $24mm

Source: SEC Filings

Most Logical Businesses to Keep

Most Logical Businesses to Divest

# Opportunity to Refocus via Non-Core Business Sales (Cont.)

## Genesco is expected to generate ~$280 million from the divestitures of Schuh and J&M

| | Schuh | J&M |
|---|---|---|
| Adj. EBITDA | $10 | $24 |
| *Multiple* | *4x* | *10x* |
| Gross Proceeds from Business Sales | $40 | $238 |
| Gross Proceeds from RE Sales [1] | $29 | $11 |
| *Assumed Tax Basis* [2] | *$140* | *$34* |
| Tax Gain/(Loss) | ($70) | $216 |
| Net Proceeds from Business & RE Sales *(Tax Rate of 25%)* | $87 | $195 |
| **Total Proceeds** | **$282** | |

**Vast Buyer Universe: Retailers in US and Europe…**

Caleres, Foot Locker, Zappos.com, JD, amazon, Dick's Sporting Goods, Sports Direct, Frasers Group, Truworths

**& Private Equity Firms Focused on Consumer Sector**

Apax Partners, Cinven, Permira, CVC Capital Partners, Sycamore Partners, CriticalPoint Capital, LionRock Capital, Apollo, LGP Leonard Green & Partners, Altamont Capital Partners, TSG Consumer, Great Hill Partners

**We believe monetizing Schuh and J&M would enable greater focus on maximizing Journeys**

Source: SEC Filings, Legion Partners' Estimates

Note: 1. Estimated real estate value per industry participants; 2. Estimated tax basis based on Legion knowledge

# 1b Transform Culture: Modern and Performance Driven

# Improve Corporate Structure And Governance

- ☑ Evaluate all strategic alternatives selling non-core businesses
- ☑ Eliminate management layers and reduce SG&A
- ☑ Implement new executive compensation structure that properly aligns pay and performance
- ☑ Promote culture focused on diversity & inclusion both internally and externally and commit resources to this mission
- ☑ Implement ESG framework and annual reporting
- ☑ Lead in customer facing sustainability and thread sustainability into product lifecycle
- ☑ Rectify corporate governance shortcoming
- ☑ Improve investor relations

# Develop An Action Plan to Support Diversity and Inclusion

## Increase diversity in product offerings and workforce, more inclusive marketing programming, and greater accountability through the institution of updated employee conduct policies

### Marketing and Merchandising

- **Represent Minority Businesses and Communities**
  - Increase assortment of minority-owned brands
  - Feature and advertise minority-owned brands through a dedicated tab on the Journeys website
- **Establish marketing production guidelines that incorporate a diverse array of backgrounds, identities, ages and body types in our marketing campaigns, social media, and more**
  - Cultivate a diverse influencer group on social media

Most Important Political & Social Issues to GenZ


Racial Equality
20%
Environment
12%
Black Lives Matter
6%

### In-Store Experience and Operations

- **Create new D&I training modules required for all store staff**
  - Better define what client engagement should look like at each point in the shopping experience
- **Establish a D&I In-Store Experience Dashboard that will provide analytics on client service and feedback**
- **Implement procedural and operational guidelines to better allow store staff to focus solely on client service, versus other tasks that can create a misperception by shoppers**



### Talent Acquisition and Advancement

- **Build new HR programs to support the hiring and advancement of a diverse core and extended team**
- **Ensure all corporate team members have D&I goals as part of KPIs**
  - Add new employee training modules that offer strategies to identify bias and exhibit inclusive behaviors in the workplace
- **Implement zero-tolerance policies that prohibit discrimination and harassment and other misconduct**
  - Ensure clearer communication, expectation and enforcement of our policies for employees, including set outcomes if violated



Source: Company Websites, Press Releases, Piper Sandler Research

# Implement ESG Framework And Annual Reporting

**Genesco should implement ESG framework and annual reporting practices that incorporate the below to keep up with the standard in footwear industry**

| Environment | Social | Governance |
|---|---|---|
| ▪ Reduce water consumption throughout operations and the communities in which GCO operates<br>▪ Sustainably reduce waste generation at facilities and partner facilities through prevention, reduction, recycling, and reuse<br>▪ Reduce energy consumption and carbon emissions throughout operations<br>▪ Encourage more certified responsible and sustainable materials in products, including recycled, renewable, regenerated, and natural materials | ▪ Positively impact the communities where GCO operates including assuring industry leading human rights practices within our supply chain<br>▪ Promote health and safety in workspace and the supply chain<br>▪ Commit to respecting human rights and provide employee training on human rights policies/procedures<br>▪ Screen new vendors/suppliers using social criteria | ▪ GCO's corporate governance will reflect commitment to monitor the effectiveness of policy and decision-making both at the Board of Directors and executive level<br>▪ GCO will approach governance with a view to enhancing long-term shareholder value<br>▪ Create long-term shareholder value facilitated by focusing on corporate values, which will include sustainability, diversity and inclusion, social and community impact, corporate responsibility, and human rights |

WOLVERINE


GLOBAL
IMPACT REPORT
WOLVERINE WORLDWIDE | W
PUBLISHED JUNE 2020

STEVE MADDEN


STEVE MADDEN
2019
SUSTAINABILITY
REPORT

CALERES ★5★


CALERES
cares
feet first
2020
ENVIRONMENTAL
SOCIAL GOVERNANCE
REPORT

Foot Locker


FOOT LOCKER, INC.
Fiscal Years
2019-20
Impact Report

deckers OUTDOOR CORPORATION


CREATING
CHANGE
DECKERS BRANDS
CORPORATE RESPONSIBILITY AND
SUSTAINABILITY REPORT
FY 2020

Source: Legion Partners' Research

# Lead in Customer Facing Sustainability

**We believe caring about the environment matters to Gen Z. – Journeys 2.0 will thread sustainability into each of the 3 phases of the product lifecycle, making visible to customers the environmental impact of their choices**

## Supply Chain and Manufacturing

- **Partner with vendors to commit to 30% of assortment made from renewables or upcycled materials by 2025**
- **Work with logistics and vendors to identify and share with consumers a product roadmap**
  - Show its carbon footprint created via manufacture: water usage, energy consumption, etc.
  - Country of origin for each of the component materials
  - The path the components' product takes to arrive at a vendor's facility

**Most Important Political & Social Issues to GenZ**


Racial Equality
20%
Environment
12%
Black Lives Matter
6%

## Delivery and Returns

- **Demonstrate that "free" shipping and "free" returns are not free to the environment**
  - Allow customers the option of environmentally friendly delivery and returns
  - When environmentally preferable, drive customers to stores for products and returns
- **Implement Journeys "one box"**
  - Eliminate the need for a "box in box" when ordering online, or "box in bag" when purchasing in store
- **Tie Loyalty Credits to "Good for the Environment" customer choices**
  - Not unlike carbon credits – give the customer something if he/she forgoes a box, fast shipping, or "first available" split shipments for orders with multiple pairs



## End of Life

- **When a pair of shoes has reached their end of life, provide an option to recycle the shoes at Journeys for loyalty program credits**
  - Give customers the option to donate "no longer fit for me" shoes that are gently worn. Journey' customers have growing feet
  - Implement a Refurbishment program for the shoes customers just can't live without: Resoling, repairing, professional cleaning
- **Tie Recycle / Donate / Refurbish to the loyalty program for rewards**

Journeys 2.0


WE

Source: Company Websites, Press Releases, Piper Sandler Research

# Rectify Corporate Governance Shortcoming

- ☑ **Implementation of majority vote standard** – 53% of Russell 3000 companies have a majority vote standard

- ☑ **Separation of Chairman and CEO roles** – 63% of Russell 3000 companies have a separate Chairman / CEO

- ☑ **Implementation of minimum ownership** guidelines for directors along with holding requirements until six months after leaving Board

# Improve Investor Relations

- Genesco needs a comprehensive **investor presentation**
- Host annual **Investor/Analyst Day**
- **Set 3-year goals** – revenue growth, profitability and ROIC
- **Improve segment financial disclosures** – disclose gross margins and SG&A by segment
- Attract additional **analyst coverage**

# Tie NEOs' Compensation Structure to KPIs

| Current Plan | A Better Plan |
|---|---|
| ▪ Base Salary | ▪ Base Salary |
| ▪ Annual Incentive Bonus<br>○ Overly complicated EVA structure | ▪ Annual Incentive Bonus<br>○ Sales<br>○ EBITDA margin<br>○ Free cash flow (including inventory level)<br>○ Individual goals including ESG and D&I targets |
| ▪ Stock Based Compensation<br>○ Restricted stock<br>○ Zero performance vesting | ▪ Long-Term Incentive Plan<br>○ Restricted stock<br>○ Performance vesting metric: three-year ROIC metrics |

Source: SEC Filings, Legion Partners' Estimates, Governance Statistics – EY Center for Board Matters

# The Value Creation Opportunity

## 2 Restore Profitability: Reshape Cost Structure and Increase Capital Efficiency


The Value Creation Opportunity: EPS Improvement
$4.58
$5.05
$0.30
$1.19
$0.94
$1.61
$2.15
$1.77
$13.03
Status Quo (FY 2020)
Status Quo (Adjusted)
Sale-Leaseback
Buyback w/ Excess Cash
Non-Core Asset Sale
Corporate Cost Reduction
Journeys' Margin Expansion
Journeys' Sales Growth
EPS Target

Source: Legion Partners' Estimates. Note: Status quo EPS of $4.58 reflects FY 2020 adjusted EPS as reported by the Company. Status quo (adjusted) EPS reflects FY 2020 Adj. Net Income divided by shares outstanding as of fiscal year end 2021. Sale-leaseback assumes $87mm of share buyback at share price of $65. Buyback with excess cash assumes $164mm of share buyback at share price of $70, allowing the Company to have $50mm of net cash on balance sheet. Non-core asset sale assumes $282mm of share buyback at share price of $75 to $90 (please refer to slide 136 for details). Corporate cost reduction assumes $15mm of annual cost reduction. Journeys' margin expansion assumes 100bps expansion vs. FY 2020 (pre-COVID) level. Journeys' sales growth assumes 5% annual growth for 3 years vs. FY 2020 level. All non-reported EPS calculations assume a tax rate of 25%.

# Improve Inventory Turns

**Journeys should implement better practices to improve inventory turns by 0.5x to match Foot Locker (FL) and Designer Brands (DBI)**


Inventory turns (COGS / inventory)
Footwear Retailers Median: 2.5x
Footwear Brands Median: 3.5x
3.6x
3.4x
2.6x
2.3x
2.2x
1.8x
3.0x
8.5x
4.2x
3.7x
3.4x
2.8x
2.4x
FL
DBI
HIBB
DKS
SCVL
BOOT
GCO
SHOO
CROX
WWW
SKX
CAL
DECK

**Better inventory turns can help improve margins and free up ~$40 million of cash**

Source: SEC Filings, Legion Partners' Estimates
Note: Financials based on the latest fiscal year filings. $40mm of cash free up assumes Journeys inventory turns improvement of 0.5x.

# Increase Vendor Direct Fulfillment

**Journeys should test to increase vendor direct fulfillment, which will not only help expand assortment, but also help the bottom line by reducing working capital requirements**

## Top-Line

- **Expand Assortment:** Provide inventory coverage to avoid missed sales opportunities when items are not available on Journeys.com and app, out of stock in the Journeys fulfillment network, or exclusives that vendors wish to carry by themselves
- **Increase Sales:** Make more of vendors' product catalog available to Journeys customers, including items that Journeys does not have the ability to stock, thereby increasing sales

## Bottom-Line

- **Inventory Control:** Inventory feed allows vendors to control the number of SKUs and units available to customers on Journeys.com and app in real time.
- **Increase Inventory Turns:** Improve inventory turns and reduce working capital for Journeys
- **Reduce Shipping Costs:** Reducing steps of shipping from 2 (vendor→ Journeys→ customer) to 1 (vendor→ customer)


Customer orders from Journeys
Journeys transmits order to vendor
Vendor hands order to carrier
Carrier delivers order to customer
Customer returns to Journeys if needed

Source: SEC Filings, Legion Partners' Estimates

# Reduce Excessive Corporate Spending

- **Genesco has a bloated corporate structure**
  - The level of corporate costs that are not allocated back to business units at Genesco is a staggering sum of nearly $40 million per year
  - Corporate & Other expenses have grown faster than revenue as noted in the table below
  - Preserving the status quo has been top priority instead of increasing shareholder value

- **Review and assess all corporate costs to determine strategies to lower costs and drive efficiency**

| | Fiscal Year | | | | | | | | | '18-'20 |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | Change |
| Net Sales | $2,292 | $2,605 | $2,625 | $2,860 | $3,022 | $2,868 | $2,907 | $2,189 | $2,197 | (24%) |
| Corporate & Other Expenses | $46 | $43 | $28 | $30 | $30 | $31 | $33 | $39 | $40 | 21% |
| *% of Net Sales* | *2.0%* | *1.6%* | *1.1%* | *1.0%* | *1.0%* | *1.1%* | *1.1%* | *1.8%* | *1.8%* | *68bps* |

**We believe through streamlining of corporate costs, Genesco can save $15 million a year**

Source: SEC Filings (2012 – 2018 filings included Lids. 2019 – 2020 filings were pro forma for sale of Lids), Legion Partners' Estimates
Note: The $15 million corporate spending saving assumes corporate spending as % of net sales returning to 1.1% from the pre-COVID 1.8%

# Reduce Store Rent

**Review every store lease for opportunities to reduce rent and accelerate the move to a variable structure**

- Benefits of a variable lease include adopting a variable cost structure, providing comfort in pursuing online growth, in addition to saving occupancy costs


Adjusted Occupancy Costs as % of Total Revenue
Footwear Retailers Median: 7.6%
Footwear Brands Median: 5.0%
12.8%
8.1%
7.9%
7.4%
7.0%
5.4%
15.2%
8.0%
6.6%
5.9%
4.1%
3.4%
1.9%
FL
DKS
DBI
SCVL
HIBB
BOOT
GCO
CAL
CROX
SKX
DECK
SHOO
WWW

**We believe through better management of leases, Genesco can save $8-10 million a year**

Source: SEC Filings, Legion Partners' Estimates
Note: Financials based on the latest fiscal year filings. $8-10 million annual store rent savings assumes 20% of leases renewal and 20% reduction in renewed leases

# Unlock Value Trapped in Real Estate

## Genesco has substantial real estate value on the balance sheet that is being underutilized

- GCO could unlock the $141mm of frozen real estate value on its balance sheet through business sales of Schuh and Johnston & Murphy, plus sale-leaseback (SLB) transactions on the remaining Journeys segment
- Portfolio of distribution centers will be easy to monetize and are worth over $140 million
  - Company-owned properties are over 1.3mm sq. ft
  - The $141mm value implies $105 per sq. ft on average
- We believe that a monetization of certain assets could occur within 90 days of starting a process
- In addition to monetizing frozen value of properties, SLB partner could add rooftop solar and other environmental upgrades to work toward achieving LEED certifications

**Journeys & Schuh Warehouses**


Journeys

140


schuh

Source: SEC Filings, Company Presentation, Press Releases, Legion Partners' Estimates

# Unlock Value Trapped in Real Estate (Cont.)

**Real Estate Owned**

| Location | Sq. Ft. | Segment | Type | Value Per Sq. Ft. | Value ($mm) | Realize Value Through |
|---|---|---|---|---|---|---|
| Bathgate, Scotland | 244,644 | Schuh | Distribution warehouse | $86 | $21 | Sale with Schuh |
| Deans Industrial Estate, Livingston, Scotland | 106,813 | Schuh | Distribution warehouse and administrative offices | $79 | $8 | Sale with Schuh |
| Fayetteville, TN | 178,500 | J&M | Distribution warehouse | $64 | $11 | Sale with J&M |
| Lebanon, TN | 563,000 | Journeys | Distribution warehouse and administrative offices | $143 | $80 | Sale-Leaseback |
| Nashville, TN | 63,000 | Journeys | Distribution warehouse | $100 | $6 | Sale-Leaseback |
| Chapel Hill, TN | 182,000 | Licensed Brands | Distribution warehouse | $71 | $13 | Sale with Licensed Brands |
| **Total** | **1,337,957** | | | | **$141** | **($86 through SLB plus $55 through business sales)** |

**The value creation ideas include monetizing $141mm of real estate value through outright sales and sale-leaseback transactions**

Source: SEC Filings; Legion Partners' Estimates

# The Value Creation Opportunity

## 3 Revive Growth: Journeys Will Be –

| | |
|---|---|
| **For Customers:** | Preferred Teen Destination for Footwear |
| **For Brands:** | Strategic Retail Partner |


The Value Creation Opportunity: EPS Improvement
$4.58
$5.05
$0.30
$1.19
$0.94
$1.61
$2.15
$1.77
$13.03
Status Quo (FY 2020)
Status Quo (Adjusted)
Sale-Leaseback
Buyback w/ Excess Cash
Non-Core Asset Sale
Corporate Cost Reduction
Journeys' Margin Expansion
Journeys' Sales Growth
EPS Target

Source: Legion Partners' Estimates. Note: Status quo EPS of $4.58 reflects FY 2020 adjusted EPS as reported by the Company. Status quo (adjusted) EPS reflects FY 2020 Adj. Net Income divided by shares outstanding as of fiscal year end 2021. Sale-leaseback assumes $87mm of share buyback at share price of $65. Buyback with excess cash assumes $164mm of share buyback at share price of $70, allowing the Company to have $50mm of net cash on balance sheet. Non-core asset sale assumes $282mm of share buyback at share price of $75 to $90 (please refer to slide 136 for details). Corporate cost reduction assumes $15mm of annual cost reduction. Journeys' margin expansion assumes 100bps expansion vs. FY 2020 (pre-COVID) level. Journeys' sales growth assumes 5% annual growth for 3 years vs. FY 2020 level. All non-reported EPS calculations assume a tax rate of 25%.

# Improve Journeys' Value Proposition

**Leverage Journeys' differentiation from existing retail landscape with its otherwise hard-to-reach teens and kids shoe buying audience and bring the most popular footwear brands to teenagers**

## Differentiation

**Unique Customer Base**

- Young
- Frequent shoppers with growing feet
- Highly fashion conscious
- Openminded to trying brands and styles

**National Footprint and Variety of Assortment**

- National footprint with 1,159 stores
- Shoe assortment ranging from casual to dress –strong athleisure and skate

## Win-Win Relationships

**Brands**

- Opportunity for product introductions to unique teen market missing at other retailers
- Engage with teen audience across channels and social vehicles
- Drive brand awareness and engagement with key teen buying demo
- Showcase new/cutting-edge products to openminded audience

**Journeys**

- Fuel growth
- Drive platform awareness
- Increase loyalty

Source: Legion Partners' Research

# Re-Engineer Journeys' Ecosystem

**Build a high engagement model and elevate customers' experience whenever, wherever, and however they shop, with tactical growth initiatives outlined in the following pages**

## Store





## Digital


JOURNEYS
JOURNEYS KIDZ
BRANDS
WOMEN
MEN
KIDZ
SALE
Home > Brands > Vans


Shop
Find your favorites from top brands
Brands
VIEW ALL
Select Pickup Store
SELECT STORE
Pick up in 1 Hour
In-store or curbside, you decide!

## Engagement

### Loyalty Program

Kick Coin

Deeper use of analytics to more effectively mine the data in loyalty program to drive targeted marketing

### BOPUS

### Same-Day Delivery

### Personalization

Develop customized communications based on individual preferences to improve customer acquisition and retention

### Social Media

Further increase brand awareness with our target consumer

Source: Legion Partners' Research

# Optimize Journeys' Store Base in US

## Current top customers underpenetrated – disciplined growth and rotation opportunities available supervised by the Board

### Location Types


921
116
7
6
Opportunities to add off-mall locations and some potential new formats
Malls
Outlets
Strip Centers
Street Locations

### Of The 1,167 Malls in US, Journeys is in 677 Malls


1,167
677
Opportunities to penetrate more malls
Including:
457
196
24
Total US Malls
Mall with Journeys Stores
1 Store
2 Stores
3 Stores

**Journeys has exposure to 58% of malls in US and has flexibility to move to healthier malls over time as well as to improve underwriting model to identify productive store locations**

Source: SEC Filings, Morgan Stanley Research, CoStar Realty Information, Legion Partners' Estimates

Note: Excludes 85 stores in Canada and 22 stores in Puerto Rico

# Improve Sales By Leveraging Store Base – BOPUS

**Journeys should have BOPUS which will not only help top-line by increasing both foot traffic and customer satisfaction, but also reduce shipping costs and offset the digital headwind**

## BOPUS Benefits

- Provide the convenience and validation that customers love
- Shorten the time required for customers to receive footwear
- Build trust and loyalty from customers
- Drive traffic to store
- Reduce shipping and packaging costs

## Learn from Peers

FINISH LINE

### IN-STORE PICKUP

*Shop online and pick up your order at your local store.*


S RUNNING SHOES (692)
store: Select Location
Sort by: Best Sellers
Free Shipping
LAKEWOOD CENTER
5.7 MILES AWAY
DEL AMO FASHION CENTER
7.3 MILES AWAY
STONEWOOD CENTER
7.6 MILES AWAY
store: Del Amo Fashion Center
ADD TO BAG
FINISH LINE

**1. ENABLE SHOP BY STORE**

Click the toggle button to turn on the "Shop By Store" feature.

**2. PICK A STORE LOCATION**

Search your location to choose your store and shop items available at that location. Please note - if no items show up, your store may not be open or select products may not be available.

**3. PROCEED TO CHECKOUT**

Add the item to your bag and finish up your order.

**4. PICK UP YOUR ORDER**

After placing your order, you'll receive a confirmation email. You will get another email once your order is ready to be picked up at your local store. Bring the confirmation email and your ID to pick up your purchase.

**Finish Line's online sales are largely fulfilled through its stores – around 75% of online fulfillment from stores, 25% from the warehouse**

Source: Company Websites

# Improve Sales By Leveraging Store Base – Same-Day Delivery

**Journeys should give customers the option to get same-day delivery through partnerships, as GenZ's shopping decisions increasingly depend on shipping time and are willing to pay extra**

instacart | Shipt | DOORDASH | Uber | lyft

## Same-day delivery is becoming market standard

Amazon's Free Delivery Time


>9 days
~8 days
~5 days
<=2 days
1995 2000 2005 2010 2015 2020

## Learn from Peers

DICK'S SPORTING GOODS | HIBBETT

### Dick's X Instacart


3:27
0
Dick's Sporting Goods
Everyday store prices · More info
Search Dick's Sporting Goods...
Delivery to
Today by 9pm
Departments for you
Fitness & Health
Men's Apparel
Women's Apparel
Apparel Accessor
Mother's Day
View 100+ more
Shop
Explore
Savings
Buy It Again

*"Whether it's a **last-minute holiday gift for the outdoor enthusiast in your life** or new running, hiking or biking gear for your weekend activities, we're **giving DICK'S Sporting Goods customers access to all the top-quality sporting goods they need, when and where they want them.**"*

*– Chris Rogers, VP, Instacart, 12/18/2020*

### Hibbett X Shipt


HIBBETT | CITY GEAR
ESTABLISHED 1945
YOU ORDER
Shop your favorite styles, select "Deliver Today" or "Deliver Tomorrow" and choose your one-hour delivery window in checkout.
WE SHOP
Hibbett.com will send you email notifications and your personal Shipt Shopper will reach out via text when they are on their way
SHIPT DELIVERS
Your Shipt Shopper will deliver to your home, business or wherever you are in the delivery window you selected.

**Hibbett can still get items to customers on the same day if they are unable to make it to the store**

Source: Company Websites, McKinsey Research, Press Releases, Instacart Data as of April 2021

# Expand Product Assortment

## There is a strong customer preference for many brands not currently carried at Journeys


"I wish Journeys had Nike"

| | |
|---|---|
| NEW | NIKE |
| NEW | UNDER ARMOUR |
| NEW | SKECHERS |
| NEW | VEJA |
| NEW | Gola |
| NEW | BROOKS |

## Current Journeys assortment:

| Athletic | Fashion | Comfort / Casual | Iconic |
|---|---|---|---|
| adidas, PUMA, FILA, CONVERSE, THE NORTH FACE, Champion, new balance, VANS "OFF THE WALL", Reebok | STEVE MADDEN, DIRTY LAUNDRY, VLADO FOOTWEAR | heydude, Teva, Clarks, havaianas, ROXY, TOMS, crocs | UGG, RALPH LAUREN, DC, SPERRY TOP-SIDER, TOMMY HILFIGER, DVS SHOE COMPANY, Timberland, BIRKENSTOCK, Dr. Martens AirWair, SOREL, HEELYS |

**Limited Brand Partnership in Fashion**

Source: Company Websites

# Deepen Brand Relationships & Promote Partnerships

**Journeys will work with brands to ensure supply of popular products and provide exclusive SKUs to customers, as well as embrace brand and marketing partnerships that can extend well beyond footwear industry – both will draw traffic and broaden audience reach while magnifying marketing dollars**

## Learn from Peers

Foot Locker TARGET Levi's

*"…the whole point of collaboration is that you give and take from each other, and that's how you create things that are totally new."*

*– Virgil Abloh, CEO of Off-White, 12/08/2014*

**Hello Kitty X Target**



**Levi's X Google**



**Hershey's Kisses X LeSportsac**



**Clinique X Crayola**


CLINIQUE
Crayola
Chubby Lip Crayon Box

**E.l.f. Cosmetics X Chipotle**



**Kith Treats x Cinnamon Toast**


Cinnamon Toast
KITH


Foot Locker
12 DAYS OF GREATNESS
12 Days of limited releases.
12 Days of exclusive capsules from the best streetwear designers around.
12 Days of celebrating basketball culture and our love for the game.
Fridays and Saturdays, Nov 20 through Dec 26
SHOP ALL 12 DAYS OF GREATNESS

**High heat launches of exclusive products, collaborations, concepts and associated marketing campaigns will create significant energy throughout the selling season and attract huge traffic**

Source: Company Websites, Press Releases

# Embrace Personalization

## Journeys should tailor its communications with customers and offer personalized recommendations of what they should buy

Learn from Peers

Taobao.com

### Personalized Homepage –A Thousand People, A Thousand Faces.”

*Taobao automatically and effectively creates a unique and continuously optimized interface for each user – according to Alibaba, there is a 20% higher conversion rate on personalized landing pages compared with non-personalized pages*


Prominent Recommendation Sections Support More Monetizable Properties
Alibaba Group
Old Version
Channel-based
New Version
Recommendation-based
Optimized search: Added a secondary row of recommended search phrases
Customized entry points: Customizable favorite verticals
Personalized thematic slots: Shown based on user segmentation
Recommendation section
More prominent on the frontpage
Better discovery experience from larger sized pictures by category
Theme-based personalized content
4 scrolls
1 scroll

### Personalized Promotions

*With location data and the highlight of nearby stores, "happy birthday / anniversary", summary of loyalty points, Journeys can level up by getting more personal*


Happy Birthday Emily!
Birth Date Data from CRM
Happy Birthday Emily!
Personalize Name within the Image
To celebrate, we're giving you 100 free points.
Loyalty Points
REDEEM NOW
Visit us at our Portland location
Closest Store to the Email Open Location
Product Recommendations
We think you might like these

Source: Company Websites, Press Releases

# Improve Web Experience

**Journeys.com needs to offer features including product videos, gift options and BOPUS that cater to the growing trend of customers buying online**

## Learn from Peers

NORDSTROM


NORDSTROM
Sale
Women
Men
Kids
Activewear
Home
Gifts
Beauty
Designer
Services
Brands
Search
Sign In
Back
6 Pictures Shot at Different Angles
Product Video
9.2k Reviews
Promotes Store Credit Card
Width Information
Broad Color Selection
Recomm-endations on The Same Screen
Highlights Free Shipping
Product Highlights
Curbside Pickup Available
Fit Tips
Gift Options
You might also like
(9.2K)
NMD_R1 Sneaker
ADIDAS
$140.00
FREE SHIPPING
Get a $40 Bonus Note when you use a new Nordstrom credit card.
Apply now
Runner-tech detailing goes casual and comfortable in a lightweight, all-activity sneaker that angles sporty 3-Stripes up the sides of the mesh sock upper.
Fit: Runs large; order 1/2 size down.
Size
Adidas size guides
M (Medium)
Core Black/ Mint
458 people are viewing
Free Pickup
Select a size to see if it's available for pickup.
Curbside Pickup
Free Shipping to 90001
Select a size to see when it will arrive.
Add to Bag
Add to Wish List
Popular
New!
adidas
$85.00
Popular
adidas
$90.00
Popular
adidas
$80.00
$48.00
SIZE INFO
Runs large; order 1/2 size down.
Unisex: Built on a unisex shoe construction; signature full fit.
Shoe packaging reflects Women's or Men's sizing.
DETAILS & CARE
GIFT OPTIONS
Get free gift wrap when you pick up your order at a Nordstrom store! Choose gift options when you check out. Some items may not be eligible for certain gift wrap options.
Pickup & In-Store

Source: Company Websites

# Introduce Mobile App

**Journeys needs to offer a mobile app that allows teenagers to shop anywhere and anytime they want, and provides a thorough omnichannel experience that incorporates BOPUS, same day delivery and the loyalty program**

## Learn from Peers

TARGET

**Target** 4+
Now with Target Circle rewards
Target
#12 in Shopping
★★★★★ 4.9 • 3.4M Ratings
Free

*"I am a target shopper fanatic. They have everything I need, and the app makes it **easy and efficient to online order, or online order pickup.** I absolutely love it! It also has a great feature to see where items are depending on the store you are in…I find that **targets app implemented online order pickup very well**. You order and in about 4 hours or less your item is ready…The app also offers a variety of savings/coupons. If you sign up (for free) you can save with every purchase and earn money towards other purchases."*

*– App Store Review, 11/25/2020*

***54% of customers surveyed would download Journeys app if there was one***

### If there was a Journeys app, would you download it?


54%
46%
Yes
No


See if it's in stock & get it fast with Same Day Delivery.
Order with Drive Up & we'll bring it right out to your car.
While you shop, scan barcodes for offers, item info & more.
Save & pay in a single scan with Wallet.
Use augmented reality to see how it'll look in your space.

Source: Company Websites, Proprietary survey of 252 active Journeys customers performed March 2021

# Design and Implement A Loyalty Program


I wish Journeys offered a loyalty program

**73% of customers surveyed would join a loyalty program if Journeys offered one**

Would you join a loyalty program if Journeys offered one?


73%
27%
Yes
No

*Introduce Journeys Loyalty Program*

| Program | | Kick Coin |
|---|---|---|
| Free Shipping | a | Free standard shipping |
| Points / Rewards | b | 5% discount paid in Journeys Coin |
| Gifts | c | $5 Bday Journeys Coin<br>$2 Half Bday Journeys Coin |
| Exclusive Products / Events | d | Exclusive products' early look |
| Tiers | e | Tiers achieved for frequent purchases |
| Credit Cards | f | TBD |
| Others | g | No receipt required for return |

Source: Company Websites, Legion Partners' Estimates, Proprietary survey of 252 active Journeys customers performed March 2021

# Develop Stronger Marketing Initiatives

- **Journeys should focus on improving key word search results to achieve better placement**
- **Social engagement should be improved as Journeys was late to key platforms like YouTube and Twitter and has weak content**
- **Engagement and content should be improved on Instagram, Facebook, and Pinterest**
- **Consider improving engagement with either social media influencers or sports professionals**

## Add Platforms / Features

**AR Try-On**


GOAT

**Collaboration with Bitmoji**



I wish Journeys did more marketing – I tend to forget they exist



## Improve Platforms

Source: Company websites, Proprietary survey of 252 active Journeys customers performed March 2021

# Penetrate GenZ's Favorite Social Media Platforms

**Journeys needs to upgrade its social media presence – Journeys should build and establish a presence on GenZ's favorite social media platform Snapchat and adopt authentic ways to intersect with teenaged consumers and foster genuine connections with them in the digital world**

## GenZ: Favorite Social Media Platform


Snapchat 31%
TikTok 30%
Instagram 24%
Discord 5%
Twitter 3%
Facebook 2%
Pinterest 2%
Reddit 1%
Other 1%
LinkedIn 0%

## Learn from Peers

**Snapchat launches Levi's® Bitmoji collection**


Levi's

**Levi's® x Snapchat Celebrate Pride**

SCAN TO UNLOCK



"As a brand we need to ***make sure we intersect with our consumers wherever and whenever they want to shop.*** – Brady Stewart, Former Levi's SVP, 6/11/2019


footlocker
footlocker
Follow
57 Following 429K Followers 3.4M Likes
#BecauseSneakers
Follow on Instagram
bit.ly/FLTikTok
BLACK LIVES MATTER
10.3M
120.6K
51.3K

Whenever influencers on Tik Tok share their outfits with their followers, thousands hurry to find an exact match

***"Considering that 60% of Tik Tok's audience is Gen Z, it's a perfect platform to reach this vital demographic."*** – TotalRetail,01/12/2021

Source: Piper Sandler Research, Company Websites, Press Releases

# Increase Payment Options That Are Teen-Friendly

**Journeys should offer teens' favorite payment options in-store like Venmo, and roll out mobile POS to keep up with other teen retailers who adopted the trend more than 3 years ago**

## Top Payment Apps For Teens


venmo 47%
PayPal 34%
Cash App 28%
BANK OF AMERICA 20%
Zelle 14%
WELLS FARGO 14%
CHASE 6%

## Learn from Peers


Foot Locker
FOREVER 21
J.Crew
URBAN OUTFITTERS
Foot Locker
Take Venmo shopping at millions of stores.
$15
$15
PAYMENT

*"PayPal this morning announced its mobile payments service Venmo is now available at over 2 million online U.S retailers, allowing Venmo users to shop on the mobile web at almost everywhere PayPal is accepted today. This includes popular retailers like **Lululemon, Forever21 and Foot Locker** via the mobile web, the company says…*

*…The move to make Venmo an online checkout option will give merchants a better way to attract millennial shoppers, as the customer base for the social payments app skews millennial and its users are heavily engaged."*

*– Payments Journal, 10/17/2017*

Source: Piper Sandler Research, Company Websites, Press Releases, Venmo

# GCO Needs to #GoForward

## We urge fellow stockholders to vote the WHITE proxy card to elect strong and proven industry leaders to the Board

- **Legion's nominees will seek to:**
  - ✓ Restore profit and revive growth of Journeys through various tactical initiatives such as reducing corporate expenses, accelerating renegotiations of leases, and embracing digital marketing and social engagement
  - ✓ Refine investor communications & materials and boost sell-side coverage
  - ✓ Implement best practices in governance and redesign executive compensation to align with long-term value creation
  - ✓ Explore all opportunities to achieve fair value of GCO stock, including divestiture of non-core businesses, execution of sale leasebacks and improvement of capital allocation efficiency

**Without the spotlight of pressure and meaningful Board refreshment, we fear that GCO will continue to be undermanaged and TSR will continue to underperform**

# Disclaimer – Important Information

The materials contained herein (the “Materials”) represent the opinions of Legion Partners Holdings, LLC and its affiliates (collectively, “Legion Partners”, “Legion” or “we”) and are based on publicly available information with respect to Genesco Inc. (the “Company”). Legion Partners recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Legion Partners’ conclusions. Legion Partners reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Legion Partners disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission (“SEC”) or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Legion Partners herein are based on assumptions that Legion Partners believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Members of Legion Partners currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company’s securities) that cause one or more members of Legion Partners from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Legion Partners discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Legion Partners expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “opportunity,” “estimate,” “plan,” “may,” “will,” “projects,” “targets,” “forecasts,” “seeks,” “could,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Legion Partners. Although Legion Partners believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Legion Partners will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Legion Partners has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

LEGION PARTNERS

# Table of Contents

| | | |
|---|---|---|
| 1 | Executive Summary | 2 |
| 2 | Case for Change | 35 |
| 3 | Governance and Compensation Issues | 92 |
| 4 | Legion's Highly Qualified Nominees | 119 |
| 5 | Value Creation Ideas | 131 |
| 6 | Appendix | 170 |

*FY refers to fiscal year (FY 20 is the year ended February 1st, 2020)*

# GCO's Misleading Attacks on Our Nominees Don't Hold Up

## In the Company's June 18th letter, we believe the Board impugns its own credibility by misrepresenting our nominees' exceptional credentials and omitting important information pertaining to their successful track records

| Genesco's Misrepresentation | The Reality |
|---|---|
| ✘ *Genesco claims Ms. Robertson has a "[r]eputation for short tenures at companies" and that she "[d]oes not have substantial experience in eCommerce or footwear"* | ✓ What Genesco labels "short tenures" is actually diverse and valuable experience – Ms. Robertson has been a business leader at Old Navy, Myer, Sak's Avenue, OCM, May Dept Stores, and Macy's (where she had a key e-commerce role) |
| ✘ *Genesco claims Ms. Bowen is "on a competitor's Board" and lacks relevant experience* | ✓ Ms. Bowen, who is committed to taking the steps necessary to rectify any legitimate conflict to serve shareholders, has significant turnaround experience from her tenures as an advisor and director in the retail sector and other challenged industries where she often enters a boardroom under difficult or distressed situations |
| ✘ *While touting its reactionary ESG efforts, Genesco completely omits the fact that Ms. Moore-Roberts has significant experience in the ESG and D&I areas at a large public company* | ✓ Ms. Moore-Roberts currently serves as Chief Inclusion & Diversity Officer for IPG DXTRA, a global collective of 28 marketing services and agency brands, and previously served as Global Head of Inclusive Diversity at Yahoo! |
| ✘ *Genesco claims it "considered Mr. Sichel as a potential director candidate in fall 2020 and did not move forward given his narrowly focused skills and experience in digital marketing"* | ✓ Mr. Sichel's experience in digital marketing and e-commerce strategy would fill clear gaps that Genesco has on its Board, as evidenced by the Company's meager social media presence and insufficient online sales |

Source: SEC Filings, Legion Partners' Research

# GCO's Board Power Has Been Concentrated

## The concentration of power has reached an unparalleled level with Diamond holding board leadership positions for more than 15 years


Chair of Compensation Committee
Lead Director and Chair of Nominating and Governance Committee
Audit Committee
2021
2020
2019
2018
2017
2016
2015
2014
2013
2012
2011
2010
2009
2008
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
Joanna Barsh
(2 Years)
Matthew C. Diamond
(14 Years)
W. Lipscomb Davis
(2 Years)
Kathleen Mason
(2 Years)
William A. Williamson, Jr
(7 Years)
Matthew C. Diamond
(2 Years)
James W. Bradford
(7 Years)
Robert V. Dale
(7 Years)
W. Lipscomb Davis
(11 Years)
Kevin P. McDermott
(5 Years)
William F. Blaufuss, Jr
(7 Years)
Robert V. Dale
(9 Years)
Joel C. Gordon
(7 Years including 1994)

**With "Tier 1" Directors holding leadership positions for prolonged amount of time, the Board room allows minimum of different views in reality**

Source: SEC Filings, Legion Partners' Research
Note: Based on proxy filed in each year. The chairman of the nominating and governance committee serves as the Lead Director from 2010 to present, and as Presiding Director from 2005 to 2010.

# What's Broken? Social Engagement

## Genesco reacted slowly to social engagement trends compared to most peers


H2 2005
H1 2006
H2 2006
H1 2007
H2 2007
H1 2008
H2 2008
H1 2009
H2 2009
H1 2010
Post 2010
Zappos.com
NORDSTROM
SHOES.COM
ALLEN EDMONDS
COLE HAAN
amazon
Famous Footwear
FINISH LINE
Foot Locker
JOHNSTON & MURPHY
Journeys
schuh
SHOE CARNIVAL
DSW DESIGNER SHOE WAREHOUSE
TARGET
NIKE
Late to Twitter
H2 2005
H1 2006
H2 2006
H1 2007
H2 2007
H1 2008
H2 2008
H1 2009
H2 2009
H1 2010
Post 2010
amazon
TARGET
Walmart
Foot Locker
NIKE
Zappos.com
EVERY SEASON STARTS AT DICK'S SPORTING GOODS
ALLEN EDMONDS
SHOES.COM
Famous Footwear
DSW DESIGNER SHOE WAREHOUSE
FINISH LINE
COLE HAAN
SHOE CARNIVAL
Journeys
schuh
JOHNSTON & MURPHY
Late to YouTube

Source: Social Media Websites as of February 2021, Legion Partners' Estimates

# What's Broken? Social Engagement (cont.)

## Facebook followers (000's) on the lower end among peers


GENESCO
Facebook Followers (000's)
35,598
32,936
29,088
22,945
6,257
5,481
4,992
2,827
2,348
2,196
1,734
1,718
1,573
601
498
307
105
103
Nike
Walmart
Amazon
Target
Foot Locker
Dick's Sporting…
Nordstrom
DSW
Zappos
Finish Line
Famous Footwear
Shoe Carnival
Journeys
Schuh
Cole Haan
Shoes .com
J&M
Allen Edmonds

## Low follower-to-post ratio vs. peers on Instagram implies poor social media management


Instagram Followers vs. Posts (000's)
GENESCO
134,000
11,900
4,500
3,300
3,000
2,500
995
841
527
456
400
339
215
161
129
111
109
79
0.8
12.8
1.8
5.7
2.1
2.2
11.1
4.1
2.1
4.3
3.1
3.1
3.0
6.1
1.8
1.9
1.2
2.6
Nike
Foot Locker
Target
Nordstrom
Amazon
Walmart
Finish Line
DSW
Dick's Sporting Goods
Journeys
Zappos
Cole Haan
Famous Footwear
Schuh
Shoes .com
Shoe Carnival
Allen Edmonds
J&M

**Follower-to-post ratio:**

| Nike | Foot Locker | Target | Nordstrom | Amazon | Walmart | Finish Line | DSW | Dick's Sporting Goods | Journeys | Zappos | Cole Haan | Famous Footwear | Schuh | Shoes .com | Shoe Carnival | Allen Edmonds | J&M |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 173,127 | 931 | 2,452 | 580 | 1,437 | 1,150 | 90 | 207 | 246 | 105 | 130 | 109 | 72 | 27 | 72 | 58 | 93 | 30 |

Instagram Followers (000's)
Instagram Posts (000's)

## Poor-quality photos / videos – a lot with irrelevant content or unclear topics…




GOLF GIVEAWAY!

Source: Social Media Websites as of February 2021, Legion Partners' Estimates

# What's Broken? Search Execution

## GCO websites aren't anywhere on first three screens when searching "Dress Shoes"

Google — Dress Shoes

All · Shopping · Images · Maps · Videos · More · Settings · Tools

www.dsw.com › category › mens-dress-and-formal-shoes
Men's Dress Shoes | DSW
All Men's **Shoes** Athletic **Shoes** & Sneakers Boots Hiking & Trail **Shoes** Slippers Casual **Shoes** Sandals **Dress Shoes** Loafers & Slip-On **Shoes** Oxfords & Lace-Ups Comfort **Shoes** New Arrivals Clearance.
Men's Formal Shoes · Business Casual · Aston Grey Leu Oxford

www.macys.com › shop › mens-clothing › dress-shoes
Mens Dress Shoes - Black, Brown & More Dress Shoes - Macy's
Shop men's **dress shoes**, wing tips, oxfords, loafers and more at Macy's! Get FREE shipping.
Clearance/Closeout · Shoes For Crews · Tan/Beige · Men's Dinner Lace-Ups Shoes

www.nordstrom.com › Men › Shoes › Dress Shoes
Men's Dress Shoes | Nordstrom
**Dress Shoes**. Loafers & Slip-Ons. Oxfords & Derbys. Running **Shoes**. Sandals & Flip-Flops.

ALLEN EDMONDS
www.allenedmonds.com › shoes-boots › mens-shoes
Handcrafted Men's Dress Shoes -Black & Brown | Allen ...
Shop men's black, brown, tan & burgundy **dress shoes** by Allen Edmonds. Shoes ideal for business, formal and dress casual occasions. Free shipping.

www.nordstromrack.com › shop › Men › Oxfords & D...
Men's Dress Shoes & Oxfords | Nordstrom Rack
Put your best foot forward with the latest in oxfords & **dress shoes**. Shop men's **dress shoes** at Nordstrom Rack for up to 70% off the best designer brands.

COLE HAAN
www.colehaan.com › mens-shoes-dress
Men's Dress Shoes | Cole Haan
Shop men's **dress shoes** at Cole Haan, including black and brown leather shoes, loafers, oxfords and comfortable shoes for work. Free shipping for members on ...

www.rackroomshoes.com › mens-dress
Men's Dress Shoes | Formal Men's Shoes | Rack Room Shoes
Browse our selection of men's **dress shoes** and dress boots in every style. We carry top brands like Florsheim, Cole Haan, Stacy Adams and more.

www.toms.com › Men › Shoes
Men's Dress Shoes | TOMS
Shop TOMS **Dress Shoes** for a variety of everyday styles and trends that are versatile enough for every occasion. For every $3 we make, we give $1 away.

www.clarksusa.com › mens › Mens-Dress-Shoes
Mens Dress Shoes | Clarks® Shoes Official Site
Our mens **dress shoes** and dress boots are classic & pair with dress pants or suits. Start shopping this seasons top dress styles!

www.neimanmarcus.com › Men › Shoes › Dress Shoes
Men's Dress Shoes at Neiman Marcus
Shop men's **dress shoes** at Neiman Marcus. Show off your vintage modern style with these leather loafers, cowboy boots, and more.

www.vionicshoes.com › men › dress
Comfortable Dress Shoes for Men | Vionic
In your quest to find the perfect classic brown **dress shoe**, you will discover our footwear provides a comfortable fit, ample toe room, various styles to fit any foot ...

thursdayboots.com › collections › mens-shoes
Men's Dress Shoes - Lace-Up, Loafer, Double Monk - Thursday
Shop Comfortable Men's **Dress Shoes** at Thursday in 5+ Styles Including Lace-Up, Loafer, Double Monk, and More. Leather and Suede Styles Available in ...

www.jcpenney.com › shoes › men's dress shoes
Men's Dress Shoes | Oxford Shoes & Dress Boots | JCPenney
Take your style up a notch with men's **dress shoes** from JCPenney. Feel great about every step-in oxford shoes, loafers, and more. Free shipping available.

www.express.com › shoes › dress-shoes › cat1920037
Men's Dress Shoes - Dress Shoes for Men - Express
You'll look dapper from head to toe with Express Men's **Dress Shoes**. From leather to suede & brown to gray, our **dress shoe** pair well with your favorite jeans or ...

www.josbank.com › Shoes
Dress Shoes | Oxfords, Wingtips, Captoe Shoes | JoS. A. Bank
52 Products — Shop for men's **dress shoes** from the most popular brands including oxford wingtips, captoe, & plain toe shoes online at JosBank.com.

www.belk.com › Shoes › Men's Shoes
Men's Dress Shoes: Loafers, Oxford Shoes & More | belk
Browse our wide range Men's **Dress Shoes** today. Find the right pair of Loafers for Men or Oxford Shoes & enjoy FREE SHIPPING on qualifying purchases today!

www.perryellis.com › collections › dress-shoes
Men's Dress Shoes | Perry Ellis
Enhance your wardrobe with our sleek men's **dress shoes**. Our collection of formal shoes for men ensures that you stay comfortable and stylish whether you're ...

www.menswearhouse.com › Shoes
Men's Shoes, Dress Shoes & Boots | Men's Wearhouse
Get men's shoes, **dress shoes**, boat shoes, boots, sandals, slippers and more in affordable styles from top quality brands at Men's Wearhouse.

www.dillards.com › Shoes › Men's Shoes
Men's Dress Shoes | Dillard's
Shop our selection of men's **dress shoes**. From loafers to wingtip shoes, Dillard's has all the latest styles and top brands for you.

www.aldoshoes.com › men › footwear › dress shoes
Men's Dress Shoes & Work Shoes | Formal, Oxford Shoes ...
Shop **Dress shoes** at ALDOShoes.com & browse our latest collection of accessibly priced **Dress shoes** for Men, in a wide variety of on-trend styles.

**Screen 1: DSW, Macy's, Nordstrom, Allen Edmonds, Nordstrom Rack**

**Screen 2: Cole Haan, Rack Room, TOMS, Clarks, Vionic, Thursday Boots**

**Screen 3: JCPenney, Express, JoS. A. Bank, Belk, Perry Ellis, Men's Wearhouse, Dillard's, Aldo Shoes**

Source: Screenshots as of February 2021

# What's Broken? Search Execution (cont.)

## Journeys' website isn't anywhere on first two screens when searching "Men's Athletic Shoes"

www.amazon.com › Mens-Sneakers
Men's Athletic Shoes & Sneakers | Amazon.com



Results 1 - 12 of 10000+ — **Men's Athletic Shoes** & Sneakers · Under Armour Men's Charged Assert 8 Running Shoe · ASICS Men's Gel-Venture 7 Running Shoes.

www.zappos.com › men-sneakers-athletic-shoes
Men's Sneakers & Athletic Shoes + FREE SHIPPING | Zappos ...
7728 items — Free shipping BOTH ways on Sneakers & **Athletic Shoes**, **Men** from our vast selection of styles. Fast delivery, and 24/7/365 real-person service with a ...
Men's Sneakers & Athletic Shoes · Running Shoes · Men's DC Sneakers & Athletic...

www.dickssportinggoods.com › mens-athletic-shoes
Men's Athletic Shoes & Gym Shoes | Free Curbside Pickup at ...
Find a great selection of men's running shoes, basketball shoes, training shoes and more at DICK'S. Find low prices on **men's athletic shoes** and gym shoes with ...
Women's Athletic & Sneakers · Cross Training · Men's Walking Footwear · Tennis

www.dsw.com › category › mens-athletic-and-sneakers
Men's Athletic & Sneakers - DSW
**Men's Athletic & Sneakers** · GT-1000 9 Running Shoe - **Men's** Black/Charcoal view - Not Selected Ghost 12 Running Shoe - **Men's** White/Black view · On · Flex ...

www.kohls.com › catalog › mens-athletic-shoes-sneake...
Men's Sneakers & Athletic Shoes | Kohl's
Shop **Men's Athletic Shoes** · Champion® Verve Men's Sneakers · Champion® Talos Men's Sneakers · adidas Lite Racer Adapt 3.0 Men's Sneakers · Nike Air ...

www.finishline.com › men
Men's Shoes & Athletic Sneakers | Nike, Jordan, adidas ...
Shop online at Finish Line for **men's shoes** to upgrade your look. Free shipping on thousands of styles from top brands.
Training Shoes · Men's Basketball Shoes · Men's Running Shoes · Nike Air Max

www.academy.com › shop › footwear › mens-footwear
Men's Athletic Sneakers - Academy Sports + Outdoors
Take your workouts to the next level wearing **men's athletic shoes** and **men's athletic sneakers** found at Academy Sports + Outdoors. Free Shipping on footwear ...
★★★★☆ Rating: 4 · 487 reviews

www.shoecarnival.com › mens › athletics_and_sneakers
Men's Sneakers & Athletic Shoes | Tennis & Gym Shoes ...
Shop for **men's** sneakers and **athletic shoes** at Shoe Carnival today. Discover a variety of **athletic footwear** including **men's** tennis shoes, gym shoes, and running ...

www.nordstrom.com › Men › Shoes › Sneakers & Athletic
Men's Sneakers & Athletic Shoes | Nordstrom
Shop online for **Men's Sneakers, Athletic**, Running & Gym **Shoes** at Nordstrom.com. Find casual **sneakers**, high performance, designer & streetwear **shoes** from ...

www.rackroomshoes.com › mens-athletic
Men's Athletic Shoes - Rack Room Shoes
Shop **men's athletic shoes** at Rack Room Shoes both in-store and online. Choose from the latest styles and best brands including Nike, Addidas, and Asics.

**Screen 1: Amazon, Zappos, Dick's, DSW, Kohl's, Finish Line, Academy, Shoe Carnival, Nordstrom, Rack Room Shoes**

www.jcpenney.com › shoes › men's athletic shoes
Mens Athletic Shoes | Sneakers for Men | JCPenney
Shop and save on **athletic shoes** and sneakers for **men** at JCPenney. Browse our assortment of brands and take advantage of unbeatable deals.

www.nordstrom.com › Men › Shoes › Sneakers & Athletic
Men's Sneakers & Athletic Shoes | Nordstrom
Shop online for **Men's Sneakers, Athletic**, Running & Gym **Shoes** at Nordstrom.com. Find casual **sneakers**, high performance, designer & streetwear **shoes** from ...

www.overstock.com › ... › Shoes › Men's Shoes
Buy Men's Athletic Shoes Online For Your 2021 | Free Shipping!



Results 1 - 60 of 2886 — **Men's Athletic Shoes** : Free Shipping on Everything* at Overstock - Your Online **Men's Athletic Shoes** Store! Get 5% in rewards with Club ...

www.6pm.com › men-sneakers-athletic-shoes
Men's Sneakers & Athletic Shoes | 6pm
3714 items — Shop for brands you love on sale. Discounted **shoes**, clothing, accessories and more at 6pm.com! Score on the Style, Score on the Price.

www.shoemall.com › Men's › Shoes
Men's Athletic Shoes | FREE Shipping at ShoeMall.com
Shop ShoeMall for a selection of **men's athletic shoes**. Browse **men's athletic footwear** in a variety of styles to suite all your active shoe needs, plus free shipping!

www.shoebacca.com › mens-shoes › athletic-shoes
Athletic - Men's Shoes - SHOEBACCA.com
446 items — The best name in online shoes for **men**, women, and kids! Great discounts and free shipping on **athletic shoes**, boots, running shoes, and more.

www.roadrunnersports.com › rrs › category › mens-athlet...
Men's Athletic Shoes: Shop the Best Athletic Sneakers for Men ...
We offer golf **shoes** from a variety of brands, including ECCO, Adidas, and New Balance. Choose from spikeless and cleated golf shoe selections. Can I find cleats ...

www.jdsports.com › men
Men's Athletic Shoes | Sneakers for Men | JD Sports
Shop JD Sports for **Men's athletic shoes** & sports sneakers to elevate your look. Cop the latest styles from top brands like Nike, Jordan, adidas, Puma, Vans and ...

**Screen 2: JCPenney, Nordstrom, Overstock, 6pm, ShoeMall, ShoeBacca, RoadRunnerSports, JD Sports**

Source: Screenshots as of March 2021

# What's Broken? Web Experience Not Competitive (FL)

## Footlocker.com offers a broad selection of products and customer-friendly features including fit tips and width information


Foot Locker
MEN'S
WOMEN'S
KIDS'
CLOTHING
RELEASES
BRANDS
SALE
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Home > adidas Originals NMD R1 - Women's
adidas Originals NMD R1
Women's
4.6 (5618) Write a review Request info
+10
Core Black/Acid Mint
Width : Width - B - Medium
$140.00
Size Chart
4 interest-free payments of $35.00. Klarna.
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05.0 05.5 06.0 06.5 07.0 07.5 08.0 08.5
09.0 09.5 10.0 10.5 11.0
Fit Alert: We suggest you order a .5 size smaller than your normal size.
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Size & Fit
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**5.6k Reviews**

**Broad Color Selection**

**Width Information**

**Promotes Klarna at Only One Place**

**Fit Tips**

**Pick Up in Store Features**

**Highlights Loyalty Program And Free Shipping**

**5 Pictures Shot at Different Angles**

Source: Retailer Website Data as of February 2020

# What’s Broken? Split Shipments – Order #1

## An order of 5 SKUs led to 4 store-fulfilled shipments


Destination
Shipping Facility
4
Portland, OR
Hanford, CA
1
3
2
Los Angeles, CA
Montebello, CA
UNITED STATES POSTAL SERVICE

Source: Company Websites, Order Date 01/13/2021

Note: Product pictures are close to those of original items purchased if they are not available online anymore

# What's Broken? Split Shipments – Order #2

## An order of 7 SKUs led to 4 shipments, including 3 store-fulfilled shipments and 1 warehouse-fulfilled shipment


Destination
Shipping Facility
Los Angeles, CA
1
Pacoima, CA
2
Carson, CA
FedEx
FedEx
FedEx
FedEx
Nashville, TN
3
4
Memphis, TN

Source: Company Websites, Order Date 03/01/2021

Note: Product pictures are close to those of original items purchased if they are not available online anymore

# What's Broken? Split Shipments – Order #3

## An order of 7 SKUs led to 5 shipments, including a long sleeve tee in an unnecessarily large box


Destination
Shipping Facility
Excessive packaging!
Grove city, OH
5
Nashville, TN
1
FedEx
FedEx
3
Tracy, CA
FedEx
4
Fresno, CA
FedEx
2
Shafter, CA
FedEx
Los Angeles, CA
Excessive packaging!
VANS

Source: Company Websites, Order Date 03/01/2021

Note: Product pictures are close to those of original items purchased if they are not available online anymore

# Store Fleets Utilize Different Property Types

**The real estate strategies and geographies of Genesco's retail stores are very different between the two business models**


Store Counts:
1,168
127
180
10%
1%
89%
65%
35%
38%
13%
1% (Street)
48%
Outlet
Airport
Street
Malls
Journeys
Schuh
J&M

Store Locations:



Source: SEC Filings, Legion Partners' Estimates

# Journeys' US Mall Quality

## Mall Quality


300
266
62
49
Tier A
Tier B
Tier C
Tier D
Highest Quality
Lowest Quality

## Dead Anchor Tenants


256
289
114
18
Highest Risk of Mall Closure
Zero Dead Anchor
One Dead Anchor
Two Dead Anchors
Three+ Dead Anchors

**Journeys has about 19% of stores in poor quality malls**

Source: SEC Filings, Morgan Stanley Research, CoStar Realty Information, Legion Partners' Estimates

Note: Excludes 85 stores in Canada and 22 stores in Puerto Rico